ARRANGEMENT AGREEMENT

among

MOBILE INTEGRATED SYSTEMS, INC.

- and -

QUANTITATIVE ALPHA TRADING INC.

- and -

2338584 ONTARIO INC.

August 20, 2012

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION ..................................................................................................................1

ARTICLE 2 THE ARRANGEMENT ...........................................................................................................10

2.1

Plan of Arrangement ........................................................................................................10

2.2

Interim Order ....................................................................................................................10

2.3

Information Circular and the QAT Meeting ......................................................................10

2.4

Preparation of Filings .......................................................................................................11

2.5

Employees and QAT Options ..........................................................................................11

2.6

Effective Date...................................................................................................................12

2.7

Recommendation of the QAT Board of Directors ............................................................12

2.8

Dissenting Shareholders ..................................................................................................12

2.9

Support Agreements ........................................................................................................12

2.10

Disclosure Letter ..............................................................................................................12

2.11

Tax Withholdings..............................................................................................................13

ARTICLE 3 COVENANTS .........................................................................................................................13

3.1

Covenants of Purchaser and Newco ...............................................................................13

3.2

Additional Covenants of Purchaser..................................................................................16

3.3

Covenants of QAT............................................................................................................16

3.4

Mutual Covenants Regarding the Arrangement ..............................................................20

3.5

Covenants Regarding Non-Solicitation ............................................................................21

3.6

Provision of Information ...................................................................................................24

ARTICLE 4 REPRESENTATIONS AND WARRANTIES .........................................................................24

4.1

Representations and Warranties of Purchaser and Newco.............................................24

4.2

Representations and Warranties of QAT .........................................................................29

4.3

Privacy Issues ..................................................................................................................39

ARTICLE 5 CONDITIONS PRECEDENT..................................................................................................39

5.1

Mutual Conditions Precedent...........................................................................................39

5.2

Additional Conditions to Obligations of Purchaser and Newco .......................................41

5.3

Additional Conditions to Obligations of QAT....................................................................43

5.4

Notice and Effect of Failure to Comply with Conditions...................................................44

5.5

SCHEDULE "A" - Plan of Arrangement

SCHEDULE "B" – Form of Support Agreement

-i-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 20th day of August, 2012,

AMONG:

MOBILE  INTEGRATED  SYSTEMS,  INC.,  a  corporation  existing  under  the  laws  of  the  State  of

Nevada (hereinafter referred to as "MOBI" or "Purchaser")

AND:

QUANTITATIVE  ALPHA TRADING  INC.,  a  corporation  continued  and  existing  under  the  laws  of the Province of Ontario (hereinafter referred to as "QAT")

AND:

2338584  ONTARIO  INC.,  a  corporation  incorporated  and  existing  under  the  laws  of  the  Province of Ontario (hereinafter referred to as "Newco")

WHEREAS:

A.

MOBI wishes to acquire all of the issued and outstanding shares of QAT;

B.

MOBI,  QAT  and  Newco  wish  to  propose  an  arrangement  involving,  among  other  things,  the acquisition  by MOBI  of  all  of  the  issued  and  outstanding  shares  of  QAT  and  the  amalgamation  of

QAT and Newco;

C.

the  Parties  intend  to  carry  out  the  transactions  contemplated  herein  by  way  of  an  arrangement under the provisions of the Business Corporations Act (Ontario); and

D.

the  Parties  have  entered   into  this  Agreement  to  provide  for  the  matters  referred  to  in  the foregoing recitals and for other matters relating to such arrangement;

NOW  THEREFORE,  in  consideration  of  the  covenants  and  agreements  herein  contained  and  other  good and  valuable  consideration  (the  receipt  and  sufficiency  of  which  are  hereby  acknowledged),  the  Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Definitions

In  this  Agreement,  unless  there  is  something  in  the  context  or  subject  matter  inconsistent  therewith,  the following defined terms have the meanings hereinafter set forth:

(a)

"1934   Act"   means   the   Securities   Exchange   Act   of   1934   of   the   United   States,   as

amended from time to time;

(b)

"Acquisition   Proposal"   means   any   proposal   or    offer   in   writing,   or   by   public

announcement,  made  to  QAT  or  the  QAT  Shareholders  (including  any  take-over  bid initiated  by advertisement or circular)  relating to: (i) any merger, amalgamation, take-over bid,  tender  offer,  arrangement,  share  exchange,  dissolution,  liquidation,  recapitalization

or   other   business   combination   (including   without   limitation   any   single   or   multi-step

transaction  or  series  of  related  transactions)  involving  any  purchase  by  a  single  Person

(other  than  Purchaser  or  any  of  its  subsidiaries)  or  combination  of  Persons  (other  than

Purchaser or any of  its subsidiaries) of  QAT  Shares that, if  consummated, would  result in any  Person  (other  than  Purchaser  or  any  of  its  subsidiaries)  beneficially  owning  more than  20%  of  the  voting  rights  attached  to  the  QAT  Shares,  or  any  liquidation  or  winding-

up  in  respect  of  QAT  or  any material QAT  subsidiary;  (ii)  any purchase  or  sale  of  QAT  or its  subsidiaries  or  any  assets,  where  such  assets  represent  more  than  20%  of  the  fair market  value  of  the  consolidated  assets  of  QAT  or  contribute  more  than  20%  of  the revenues  of  QAT  (on  a  consolidated  basis)  (or  other  arrangement  having  the  same economic  effect  as  a  purchase  or  sale  of  assets);  (iii)  any  sale  or  acquisition  of  20%  or more  of  the  QAT  Shares  or  rights  or  interests  therein  or  thereto;  or  (iv)  any  similar business  combination  or  transaction,  of  or  involving  QAT  and/or  any  subsidiary  of  QAT,

that  if  consummated,  would  result  in  any  Person  (other  than  Purchaser  or  any  of  its subsidiaries)  beneficially  owning  more  than  20%  of  the  voting  rights  attached  to  the  QAT

Shares;

(c)

"Agreement",  "herein",  "hereof",  "hereto",  "hereunder"  and  similar  expressions  mean

and    refer    to    this    arrangement    agreement    (including    the    schedules    hereto)    as

supplemented,  modified  or  amended,  and  not  to  any  particular  article,  section,  schedule or other portion hereof;

(d)

"Amalgamation"  means  the  amalgamation  of  QAT  and  Newco  pursuant  to  the  Plan  of

Arrangement;

(e)

"Applicable  Canadian  Securities  Laws"  means,  collectively,  and  as  the  context  may require,  the  applicable  securities  legislation  of  each  of  the  provinces  and  territories  of

Canada,  and  the  rules,  regulations,  instruments,  orders  and  policies  published  and/or promulgated thereunder, as such may be amended from time to time prior to the Effective

Date;

(f)

"Applicable  Laws",  in  the  context  that  refers  to  one  or  more  Persons,  means  the  Laws that  apply  to  such  Person  or  Persons  or  its  or  their  business,  undertaking,  property  or securities  and  emanate  from  a  Person  having  jurisdiction  over  the  Person  or  Persons  or its or their business, undertaking, property or securities;

(g)

"Arrangement"  means  the  arrangement  under  the  provisions  of  Section   182  of  the

OBCA,   on   the   terms   and   conditions   set   forth   in   the   Plan   of   Arrangement   as

supplemented, modified or amended;

(h)

"Arrangement  Resolution"  means  the  special  resolution  to  be  attached  as  an  appendix to the Information Circular in respect of the Arrangement;

(i)

"Articles  of  Amalgamation"  means  the  articles  of  amalgamation  to  be  filed  pursuant  to the OBCA to give effect to the Amalgamation;

(j)

"Articles   of   Arrangement"   means   the   articles   of   arrangement   in   respect   of   the

Arrangement  required  under  Section  183  of  the  OBCA  to  be  filed  with  the  Director   to

give effect to the Arrangement;

(k)

"Bridge  Loan"  means  the  first  priority  secured  bridge  loan  in  the  amount  of  up  to  CDN

$800,000  granted  by  MOBI  to  QAT  pursuant  to  the  terms  of  the  bridge  loan  agreement dated August 20, 2012;

(l)

"Business Day" means a day other than a Saturday, Sunday or other day when banks in the  City  of  Calgary,  Alberta  or  the  City  of  Toronto,  Ontario  are  not  generally  open  for business;

(m)

"Canadian  GAAP"  means  Canadian  generally  accepted  accounting  principles  applicable to publicly accountable enterprises;

(n)

"Closing  Time"  shall  be  8:00  a.m.  (Calgary  time)  on  the  Effective  Date,  or  such  other time on the Effective Date as is agreed to by Purchaser and QAT;

(o)

"CNSX" means the Canadian National Stock  Exchange;

(p)

"Commercialization  Agreement"  means  the  agreement  between  Purchaser  and  QAT dated August 17, 2012 in respect of commercializing the assets of QAT;

(q)

"Confidential Information" has the meaning ascribed thereto in subsection 3.5(j);

(r)

"Confidentiality  Agreement"  means  the  non-disclosure  agreement  dated  June 29,  2012 between QAT and Purchaser;

(s)

"Contract"  means,  with  respect  to  a  Party,  a  contract,  lease,  instrument,  note,  bond,

debenture, mortgage, agreement, arrangement or understanding,  written or oral, to which such  Party,  or  any  of  its  subsidiaries,  is  a  party  or  under  which  such  Party  or  any  of  its

subsidiaries   is   bound,   has   unfulfilled   obligations   or   contingent   liabilities   or   is   owed

unfulfilled obligations, whether known or unknown, and whether asserted or not;

(t)

"Court" means the Superior Court of Justice of Ontario;

(u)

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

(v)

"Disclosing Party" has the meaning ascribed thereto in subsection 1.1(dddd);

(w)

"Disclosure  Letter"  means  the  disclosure  letter  dated  as  of  the  date  hereof  from  QAT  to

Purchaser   as   amended,   supplemented   or   otherwise   agreed   to   between   QAT   and

Purchaser prior to the Effective Time;

(x)

"Dissent  Procedures"  means  the  procedures  set  forth  in  section  185  of  the  OBCA required  to  be  taken  by  a  registered  holder  of  QAT  Shares  to  exercise  its  right  of  dissent in respect of such QAT Shares in connection with the Arrangement;

(y)

"Dissent   Rights"  means   the   rights   of   dissent   granted   in   favour   of   registered   QAT

Shareholders   in   respect   of   the   Arrangement   in   strict   compliance   with   the   Dissent

Procedures, as described in the Plan of Arrangement;

(z)

"Effective  Date"  means  the  date  the  Arrangement  becomes  effective  under  the  OBCA,

provided that such date shall not be later than the Outside Date, unless otherwise agreed to by Purchaser and QAT;

(aa)

"Effective  Time"  means  the  time  at  which  the  Articles  of  Arrangement  are  filed  with  the

Director on the Effective Date;

(bb)

"Employee  Obligations"  means  any  obligations  or  liabilities  of  QAT  to  pay  any  amount to  or  on  behalf  of  its  officers,  directors,  consultants  or  employees,  other  than  for  salary,

vacation   pay   and   directors'   fees   in   the   ordinary   course,   in   each   case   in   amounts

consistent  with  historic  practices  and,  without  limiting  the  generality  of  the  foregoing,

Employee Obligations shall include the obligations of QAT to officers or employees: (i) for severance  or  termination  payments  on  the  change  of  control  of  QAT  pursuant  to  QAT's

severance   policies   and   any   voluntary   or   involuntary   severance,   termination   and

employment offer agreements; (ii) for retention bonus payments pursuant to any retention bonus  program  or  executive  employment  agreement;  (iii)  for  payments  with  respect  to any  options,  share  appreciation  rights,  participating  performance  units,  deferred  share units,  or  similar  plans;  and  (iv)  payments  with  respect  to  any  pension  or  retirement savings plan of QAT or the QAT Group;

(cc)

"Encumbrances"  means,  in  the  case  of  property  or  an  asset,  all  mortgages,  pledges,

charges,   liens,   debentures,   hypothecs,   trust   deeds,   outstanding   demands,   burdens,

capital   leases,   assignments   by  way  of   security,   security  interests,   conditional   sales

contracts  or  other  title  retention  agreements  or  similar  interests  or  instruments  charging,

or  creating  a  security  interest  in,  or  against  title  to,  such  property  or  asset,  or  any  part thereof  or  interest  therein,  and  any  agreements,  leases,  options,  easements,  rights  of way,  restrictions,  executions  or  other  charges  or  encumbrances  (including  notices  or other registrations in respect of any of the foregoing) against title to any of the property or asset or any part thereof or interest therein;

(dd)

"Environmental  Laws"  means,  with  respect  to  any  Person  or  its  business,  activities,

property,  assets  or  undertaking,  all  federal,  provincial,  territorial,  state,  municipal,  local  or foreign Laws of any Governmental Authority or of any court, tribunal or other similar body,

relating  to  environmental  or  health  and  safety  matters  in  the  jurisdictions  applicable  to such Person or its business, activities,  property, assets or undertaking;

(ee)

"Final  Order"  means  the  final  order  of  the  Court  approving  the  Arrangement  under subsection  182(5)  of  the  OBCA,  as  such  order may be  affirmed,  amended  or modified  by any court of competent jurisdiction;

(ff)

"Governmental   Authority"   means   any   (a)   multinational,   federal,   provincial,   state,

regional, municipal,  local or  other government or any governmental or  public department,

court,  tribunal,  arbitral  body,  commission,  board,  bureau  or  agency,  domestic  or  foreign,

(b)  any  subdivision,  agent,  commission,  board  or  authority  of  any  of  the  foregoing,  or  (c)

any quasi-governmental or  private body exercising any regulatory,  expropriation or taxing authority under or for the account of any of the foregoing;

(gg)

"Governmental Authorization" has the meaning ascribed thereto in subsection 4.2(o);

(hh)

"Information  Circular"  means  the  management  proxy  circular  of  QAT,  together  with  all

appendices   thereto,   to   be   mailed   or   otherwise   distributed   by   QAT   to   the   QAT

Shareholders pursuant to the Interim Order in connection with the QAT Meeting;

(ii)

"Intellectual  Property"  shall  mean  and  include  all  QAT  algorithms,  application  keys,

application    programming    interfaces,    apparatus,    databases    and    data    collections,

diagrams,  formulae,  graphics,  inventions  (whether  or  not  patentable),  know-how,  logos,

marks  (including  brand  names,  product  names,  logos,  and  slogans),  methods,  network configurations  and  architectures,  net  lists,  processes,  proprietary  information,  protocols,

psd   source   files,   schematics,   specifications,   software,   software   code   (in   any   form

including  source  code  and  executable  or  object  code),  subroutines,  techniques,  three-

dimensional  models,  URLs,  user  interfaces,  web  sites,  works  of  authorship,  and  other forms  of  technology  (whether  or  not  embodied  in  any  tangible  form  and  including  all tangible embodiments of  the foregoing such as instruction manuals, prototypes, samples,

studies, and summaries);

(jj)

"Intellectual  Property  Rights"  shall  mean  and  include  all  rights  of  the  following  types,

which  may  exist  or  be  created  under  the  laws  of  any  jurisdiction  in  the  world:  (a)  rights associated  with  works  of  authorship,  including  exclusive  exploitation  rights,  copyrights and  moral  rights;  (b)  trademark  and  trade  name  rights  and  similar  rights;  (c)  trade  secret rights;  (d)  patents  and  industrial  property  rights;  (e)  other  proprietary  rights  in  Intellectual

Property   of   every   kind   and   nature;   and   (f)   all   registrations,   renewals,   extensions,

continuations,  divisions,  or  reissues  of,  and  applications  for,  any  of  the  rights  referred  to in clauses (a) through (e) above;

(kk)

"Interim  Order"  means  the  interim  order  of  the  Court  under  subsection  182(5)  of  the

OBCA  containing  declarations  and  directions  with  respect  to  the  Arrangement  and  the holding of the QAT Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ll)

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances,

protocols,   treaties,   conventions,   codes,   guidelines,   notices,   directions   (including   all

Applicable   Canadian   Securities   Laws   and   U.S.   Securities   Laws),   and   terms   and

conditions   of   any   grant   of   approval,   permission,   authority   or   license   of   any   court,

Governmental Authority, statutory body or self-regulatory authority (including the  CNSX);

(mm)     "Liabilities" means any and all debts, liabilities and obligations of any nature whatsoever,

whether  accrued  or  fixed,  absolute  or  contingent,  including  those  arising  under  any  Law,

Contract, permit, license or other undertaking and as a result of any act or omission;

(nn)

"OBCA"  means  the  Business  Corporations  Act,  R.S.O.  1990,  c.  B.16,  as  amended,

including the regulations promulgated thereunder;

(oo)

"Mailing Date" has the meaning ascribed thereto in subsection 3.4(e);

(pp)

"Material  Adverse  Change"  or  "Material  Adverse  Effect"  means,  with  respect  to  either

QAT  or  Purchaser,  any  matter,  action  or  event  that  has  an  effect  or  change  that  is,  or would  reasonably  be  expected  to  be,  material  and  adverse  to  the  business,  operations,

results   of   operations,   assets,   capital   or   financial   condition   of   such   Party   and   its

subsidiaries,  taken  as  a  whole,  other  than  any matter,  action,  effect  or  change  relating  to or  resulting  from:  (i)  general  economic,  financial,  currency  exchange,  securities,  credit  or commodity market conditions  in Canada or  the U.S. or  elsewhere; (ii) conditions affecting

the    software    development    industry    as    a    whole,    and    not    having    a    materially

disproportionate  effect  with  respect  to  such  Party  and  its  subsidiaries  (on  a  consolidated basis),  including  changes  in  Laws;  (iii)  any  change  in  the  trading  price  or  trading  volume of  a  Party's  shares  (it  being  understood  that  the  causes  underlying  such  changes  in trading  price  or  trading  volume  may  be  taken  into  account  in  determining  whether  a

Material  Adverse  Change  or  Material  adverse  Effect  has  occurred);  (iv)  changes  in

applicable   accounting   principles;   (v)   any   act   of   God   or   other   calamity,   national   or

international,  political  conditions  (including  the  engagement  by  any  country  in  hostilities,

whether  commenced  before  or  after  the  date  hereof,  and  whether  or  not  pursuant  to  the declaration  of  a  national  emergency  or  war)  or  the  occurrence  of  any  military  or  terrorist attack  (or  any  escalation  or  worsening  thereof);  (vi)  any  matter  which  has  been  publicly disclosed  or  has  been  communicated  in  writing  (which  includes,  without  limitation,  the

Disclosure   Letter),  in  the   case  of   Purchaser,  to   QAT,  and   in  the  case  of   QAT,  to

Purchaser,  as  of  the  date  of  this  Agreement;  (vii)  any  changes  arising  from  matters consented to or approved in writing by QAT, in the case of changes relating to Purchaser,

or  by  Purchaser,  in  the  case  of  changes  relating  to  QAT;  or  (viii)  that  results  from  the announcement  of  the  execution  of  this  Agreement  or  the  transactions  contemplated hereby;

(qq)

"Newco Common Shares" means the common shares in the capital of Newco;

(rr)

"Outside Date" has the meaning ascribed thereto in subsection 3.4(e);

(ss)

"Parties"  means,  collectively,  the  parties  to  this  Agreement,  and  "Party"  means  any  one of  them,  or  where  implied  by  the  context,  means  Purchaser,  Newco  or  QAT,  as  the  case may be;

(tt)

"Person"  includes  any  individual,  firm,  partnership,  joint  venture,  venture  capital  fund,

association,  trust,  trustee,  executor,  administrator,  legal  personal  representative,  estate

group,    body    corporate,    corporation,    unincorporated    association    or    organization,

Governmental Authority, syndicate or other entity, whether or not having legal status;

(uu)

"Plan  of  Arrangement"  means  the  plan  of  arrangement  substantially  in  the  form  set  out in  Schedule  "A"  hereto  as  amended  or  supplemented  from  time  to  time  in  accordance with the terms thereof and hereof;

(vv)

"Publicly  Disclosed  by  Purchaser"  means  disclosed  by  Purchaser  in  its  Public  Record from January 1, 2011 to and including the date hereof;

(ww)

"Public  Record"  means  all  publicly  available  information  filed  by  or  on  behalf  of  QAT  or

Purchaser,  as  the  case  may be,  with  the  applicable  Securities  Authorities,  in  compliance,

or intended compliance, with any Laws;

(xx)

"Purchaser Balance Sheet" has the meaning ascribed thereto in paragraph 4.1(t);

(yy)

"Purchaser Board of Directors" means the board of directors of Purchaser, as it may be comprised from time to time;

(zz)

"Purchaser Financial Statements" means  the audited financial statements of Purchaser as  at  and  for  the  fiscal  year  ended  May 31,  2012,  together  with  the  notes  thereto  and  the auditors' report thereon;

(aaa)     "Purchaser Group" has the meaning ascribed thereto in subsection 4.1(c);

(bbb)     "Purchaser  Information"  means  the  information  included  in  the  Information  Circular

describing   Purchaser,   Newco   and   the   business,   operations   and   affairs   of   each   of

Purchaser and Newco;

(ccc)      "Purchaser  Option"  means  the  right  to  purchase  a  Purchaser  Share  granted  by  the

Purchaser Board of Directors from time to time;

(ddd)     "Purchaser Shareholders" means holders of Purchaser Shares;

(eee)     "Purchaser Shares" means the shares of Purchaser common stock;

(fff)

"QAT Balance Sheet" has the meaning ascribed thereto in paragraph 4.2(v);

(ggg)     "QAT  Board  of  Directors"  means  the  board  of  directors  of  QAT  as  it  may  be  comprised from time to time;

(hhh)     "QAT Class B Shares" means the Class B preferred shares in the capital of QAT;

(iii)

"QAT  Financial  Statements"  means  the  audited  consolidated  financial  statements  of

QAT  as  at  and  for  the  fiscal  year  ended  December  31,  2011,  together  with  the  notes

thereto  and  the  auditors'  report  thereon  and  the  unaudited  consolidated   condensed

financial  statements  of  QAT  as  at  and  for  the  six  months  ended  June  30,  2012,  together with the notes thereto;

(jjj)

"QAT Group" has the meaning ascribed thereto in subsection 4.2(c);

(kkk)      "QAT  Information" means  the  information included  in  the Information  Circular describing the QAT Group and the business, operations and affairs of the QAT Group;

(lll)

"QAT  Meeting"  means  the  special  meeting  of  QAT  Shareholders  to  be  held  to  consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(mmm)  "QAT  Option"  means  the  right  to  purchase  a  QAT  Share  granted  pursuant  to  the  QAT

Option Plan;

(nnn)     "QAT   Option   Plan"   means   the   QAT   Stock   Option   Plan   approved   by   the   QAT

Shareholders on May 14, 2012, together with the agreements thereunder;

(ooo)     "QAT Plans" has the meaning ascribed thereto in subsection 4.2(w);

(ppp)     "QAT Shareholders" means holders of QAT Shares;

(qqq)     "QAT Shares" means the common shares in the capital of QAT;

(rrr)

"Recipient" has the meaning ascribed thereto in subsection 1.1(dddd);

(sss)      "SEC" means the United States Securities and Exchange Commission;

(ttt)

"Securities Act" means the Securities Act, R.S.O. 1990, c. S.5, as amended;

(uuu)     "Securities   Authorities"   means   the   securities   commissions   or   similar   securities

regulatory authorities in each of  the provinces or territories of  Canada and the SEC in the

United States;

(vvv)      "subsidiary"  has the meaning  ascribed  thereto  in the  Securities  Act (and  shall  include  all trusts  or  partnerships  directly  or  indirectly  owned  by  QAT  or  Purchaser,  as  the  case  may

be);

(www)   "Superior Proposal" means an unsolicited bona fide Acquisition Proposal made after the date  hereof  that:  (i)  involves  the  purchase  or  acquisition  of  or  offer  by  such  Person  to purchase all of the outstanding QAT Shares or all or substantially all of the assets of QAT and  its subsidiaries; (ii) is  made  available  to all  or substantially all QAT  Shareholders and offers  or  makes  available  substantially  equivalent  consideration  in  form  and  amount  per

QAT  Share  to  be  purchased  or  otherwise  acquired;  (iii)  is  not  subject  to  a  due  diligence and/or  access  condition  that  would  allow  access  to  the  books,  records  or  personnel  of

QAT  or  its  subsidiaries  beyond  5:00  p.m.  (Toronto  time)  on  the  tenth  Business  Day  after which  access  is  first  afforded  to  the  Person  making  the  Acquisition  Proposal  (provided that  the  foregoing  shall  not  restrict  the  ability  of  such  third  party  to  continue  to  review information  provided  to  it  by QAT  during  such  ten  Business  Day period  or  thereafter);  (iv)

is  reasonably  capable  of  being  completed  without  undue  delay,  taking  into  account  all legal,  financial,  regulatory  and  other  aspects  of  such  proposal  and  the  Person  making such proposal; (v) in respect of which any required financing to complete such Acquisition

Proposal  has  been  obtained  or  is  reasonably  likely  to  be  obtained;  and  (vi)  in  respect  of which  the  QAT  Board  of  Directors  determines  in  good  faith  (after  consultation  with  its financial  advisors  and  outside  counsel)  would,  if  consummated  in  accordance  with  its terms  (but  not  disregarding  any  risk  of  non-completion),  result  in  a  transaction  more favourable  to  the  QAT  Shareholders  from  a  financial  point  of  view  than  the  transactions

contemplated   by   this   Agreement,   provided   that   no   Acquisition   Proposal   shall   be   a

Superior  Proposal  if  the  Person  making  the  Acquisition  Proposal  is  in  default  of  any standstill obligation with QAT;

(xxx)      "Support   Agreements"   means   the   support   and   lock-up   agreements   executed   and

delivered  as  contemplated  in  subsection  3.3(z),  which  shall  be  substantially  in  the  form set out in Schedule "B" hereto;

(yyy)      "Tax"  or  "Taxes"  shall  mean  all  taxes,  however  denominated,  including  any  interest,

penalties or other additions that may become payable  in respect thereof, imposed by any

Taxing   Authority,   which   taxes   shall   include,   without   limiting   the   generality   of   the

foregoing,  all  income  or  profits  taxes  (including,  but  not  limited  to,  federal  income  taxes

and   provincial   income   taxes),   payroll   and   employee   withholding   taxes,   employment

insurance  premiums,  unemployment  insurance,  social  insurance  taxes,  Canada  Pension

Plan  contributions,  sales  and  use  taxes,  goods  and  services  tax,  value  added  taxes,  ad valorem  taxes,  excise  taxes,  franchise  taxes,  gross  receipts  taxes,  business  license taxes,  occupation  taxes,  real  and  personal  property  taxes,  stamp  taxes,  environmental taxes,  transfer  taxes,  workers  compensation  and  other  governmental  charges,  and  other obligations  of  the  same  or  of  a  similar  nature  to  any  of  the  foregoing,  which  QAT  or

Purchaser,  as  applicable  (or  any  of  their  respective  subsidiaries),  as  the  case  may  be,  is required to pay, withhold, remit or collect;

(zzz)      "Tax   Returns"   shall   mean   all   reports,   estimates,   elections,   designations,   forms,

declarations  of  estimated  Tax,  information  statements  and  returns  relating  to,  or  required to be supplied to any Taxing Authority in connection with, any Taxes;

(aaaa)   "Taxing   Authority"   shall   mean   any   Governmental   Authority   responsible   for   the

imposition of any Tax (domestic or foreign);

(bbbb)   "Third Party Approvals" has the meaning ascribed thereto in subsection 5.1(g);

(cccc)    "Third Party Beneficiaries" has the meaning ascribed thereto in Section 9.10;

(dddd)   "Transferred  Information"  means  the  personal  information  (namely,  information  about an  identifiable  individual  other  than  their  business  contact  information  when  used  or disclosed  for  the  purpose  of  contacting  such  individual  in  that  individual's  capacity  as  an employee  or  an  official  of  an  organization  and  for  no  other  purpose)  to  be  disclosed  or

conveyed  to  one  Party  or  any  of  its  representatives  or  agents  ("Recipient")    by  or  on

behalf  of  the  other  Party  ("Disclosing  Party")  as  a  result  of  or  in  conjunction  with  the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement;

(eeee)   "United  States" means the  United  States  of  America, its territories and  possessions, any state of the United States, and the District of Columbia;

(ffff)

"U.S.  Exchange  Act"  means  the  United  States  Securities  Exchange  Act  of  1934,  as

amended;

(gggg)   "U.S.  GAAP"  means  generally  accepted  accounting  principles  in  the  United  States  that the  SEC  has  identified  as  having  substantial  authoritative  support,  as  supplemented  by

Regulation S-X under the 1934 Act, as amended from time to time; and

(hhhh)   "U.S.  Securities  Laws"  means  the  federal  and  state  securities  legislation  of  the  United

States  and  all  rules,  regulations  and  orders  promulgated  thereunder,  as  amended  from time to time.

1.2

Interpretation Not  Affected by Headings, etc.

The  division  of  this  Agreement  into  articles,  sections,  subsections  and  paragraphs  is  for  convenience  of reference only and does not affect the construction or interpretation of this Agreement.

1.3

Number and Gender

Words  importing  the  singular  number  include  the  plural  and  vice  versa,  words  importing  the  use  of  any gender include all genders.

1.4

Date for any Action

If  any  date  on  which  any  action  is  required  to  be  taken  hereunder  by  any  of  the  Parties  is  not  a  Business

Day and a business day in the place where an action is required to be taken, such action is required to be taken  on  the  next  succeeding  day  which  is  a  Business  Day  and  a  business  day,  as  applicable,  in  such place.

1.5

Entire Agreement

This  Agreement,  the  Confidentiality  Agreement,  the  Disclosure  Letter,  the  Commercialization  Agreement

and  the  Bridge  Loan  constitute  the  entire  agreement  among  the  Parties  pertaining  to  the  subject  matter hereof  and  supersede  all  prior  agreements,  understandings,  negotiations  and  discussions,  whether  oral or  written,  among  the  Parties  with  respect  to  the  subject  matter  hereof,  including  the  confidential  binding term sheet between Purchaser and QAT dated July 27, 2012.

1.6

Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7

Accounting Matters

Unless   otherwise   stated,   all   accounting   terms   used   in   this   Agreement   shall   have   the   meanings

attributable  thereto  under  Canadian  GAAP  and  all  determinations  of  an  accounting  nature  are  required  to be made shall be made in a manner consistent with Canadian GAAP.

1.8

Disclosure in Writing

Reference  to  disclosure  in  writing  herein  shall,  in  the  case  of  disclosure  to  Purchaser,  include  disclosure in  writing  to  Purchaser  or  its  representatives  or,  in  the  case  of  disclosure  to  QAT,  include  disclosure  in writing to QAT or its representatives.

1.9

Interpretation Not Affected by Party Drafting

The  Parties  hereto  acknowledge  that  their  respective  legal  counsel  have  reviewed  and  participated  in settling  the  terms  of  this  Agreement,  and  the  Parties  agree  that  any  rule  of  construction  to  the  effect  that any ambiguity is  to  be  resolved  against the  drafting  party will  not  be  applicable  in the  interpretation of  this

Agreement.

1.10

Knowledge

Where  any  representation  or  warranty  contained  in  this  Agreement  is  expressly  qualified  by  reference  to the  knowledge  of  QAT,  MOBI  or  Newco,  as  applicable,  it  refers  to  the  actual  knowledge  of  James

McGovern  and  Dr.  Alex  Bogdan,  in  respect  of  QAT,  and  Murray  P.J.B.  Simser  and  Emlyn  David,  in

respect of MOBI and Newco, in each case after reasonable inquiry.

1.11

Schedules

The   following   schedules   attached   hereto   are   incorporated   into   and   form   an   integral   part   of   this

Agreement:

Schedule "A" – Plan of Arrangement

Schedule "B" – Form of Support Agreement

ARTICLE 2

THE ARRANGEMENT

2.1

Plan of Arrangement

(a)

As  soon  as  is  reasonably  practicable,  QAT  will  forthwith  file,  proceed  with  and  diligently prosecute  an  application  for  an  Interim  Order  providing  for,  among  other  things,  the calling  and  holding  of  the  QAT  Meeting  for  the  purpose  of  considering  and,  if  deemed advisable, approving the Arrangement Resolution and any other matters to be considered at the QAT Meeting.

(b)

Provided  all  necessary  approvals  for  the  Arrangement  Resolution  are  obtained  from  the

QAT  Shareholders,  QAT  shall  submit  the  Arrangement  to  the  Court  and  apply  for  the

Final Order.

(c)

Upon  issuance  of  the  Final  Order  and  subject  to  the  conditions  precedent  in  Article  5,

QAT  and  Newco  shall  forthwith  jointly  file  the  Articles  of  Arrangement  and  Articles  of

Amalgamation  and  such  other  documents  as  may  be  required  to  give  effect  to  the

Arrangement  with  the  Director  pursuant  to  Section  183  of  the  OBCA,  whereupon  the transactions  comprising  the  Arrangement  shall  occur  and  shall  be  deemed  to  have occurred in the order set out therein without any further act or formality.

2.2

Interim Order

The Interim Order shall provide that:

(a)

the  securities  of  QAT  for  which  holders  shall  be  entitled  to  vote  on  the  Arrangement

Resolution shall be the QAT Shares;

(b)

the  QAT  Shareholders  shall  be  entitled  to  vote  on  the  Arrangement  Resolution  with  each

QAT Shareholder being entitled to one vote for each QAT Share held by such holder; and

(c)

the  requisite  majority  for  the  approval  of  the  Arrangement  Resolution  shall  be  two-thirds of  the  votes  cast  by  the  QAT  Shareholders  present  in  person  or  represented  by  proxy  at the QAT Meeting.

2.3

Information Circular and the QAT Meeting

As  soon  as  practicable  following  the  execution  of  this  Agreement,  and  in  compliance  with  the  Interim

Order and Applicable Laws (including Applicable Canadian Securities Laws  and U.S. Securities Laws):

(a)

Purchaser   shall   prepare   the   Purchaser   Information   for   inclusion   in   the   Information

Circular  and  provide  the  Purchaser  Information  to  QAT  in  a  timely  and  expeditious manner;

(b)

QAT  shall  prepare  the  Information  Circular  and  ensure,  in  conformance  with  subsection

3.4(a),  that  the  Information  Circular  (other  than  in  respect  of  the  Purchaser  Information)

provides  QAT  Shareholders  with  information  in  sufficient  detail  to  permit  them  to  form  a reasoned judgment concerning the matters before them, in all cases ensuring compliance with all Applicable Laws on the date of issue thereof;

(c)

QAT shall convene the QAT Meeting in accordance with the Interim  Order and Applicable

Laws; and

(d)

QAT shall cause the Information Circular to be mailed to the QAT  Shareholders and such other  third  parties  as  may  be  required  pursuant  to  the  Interim  Order,  and  filed  with applicable  regulatory  authorities  and  other  Governmental  Authorities  in  all  jurisdictions where the same are required to be mailed and filed.

2.4

Preparation of Filings

(a)

Purchaser, Newco and QAT shall cooperate in:

(i)

the  preparation  of  any  application  for  the  orders  and  the  preparation  of  any required  registration  statements  and  any  other  documents  reasonably  deemed by  Purchaser  or  QAT  to  be  necessary  to  discharge  their  respective  obligations

under   applicable   Laws   in   connection   with   the   Arrangement   and   the   other

transactions contemplated hereby;

(ii)

the  taking  of  all  such  action  as  may  be  required  under  any  Applicable  Canadian

Securities   Laws   and   U.S.   Securities   Laws   (including   "blue   sky   laws")   in

connection  with  the  issuance  of  the  Purchaser  Shares  in  connection  with  the

Arrangement;  provided,  however,  that  with  respect  to  the  United  States  "blue sky"  and  Canadian  provincial  qualifications,  none  of  Purchaser,  Newco  or  QAT shall  be  required  to  register  or  qualify  as  a  foreign  corporation  or  to  take  any action  that  would  subject  it  to  service  of  process  in  any  jurisdiction  where  such entity  is  not  now  so  subject,  except  as  to  matters  and  transactions  arising  solely from the offer of the Purchaser Shares in connection with the Arrangement; and

(iii)

the  taking  of  all  such  action  as  may  be  required  under  the  OBCA,  Applicable

Canadian   Securities   Laws   and   U.S.   Securities   Laws   in   connection   with   the

transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each  of  Purchaser,  Newco  and  QAT  shall  promptly  furnish  to  the  other  all  information concerning it and its securityholders as may be required for the effectuation of  the actions described  in  Sections  2.1,  2.2,  2.3  and  the  foregoing  provisions  of  this  Section  2.4,  and each  covenants  that  no  information  furnished  by  it  (to  its  knowledge  in  the  case  of information  concerning  its  shareholders)  in  connection  with  such  actions  or  otherwise  in

connection   with   the   consummation   of   the   Arrangement   and   the   other   transactions

contemplated   by   this   Agreement   will   contain   any   misrepresentation   or   any   untrue

statement  of  a  material  fact  or  omit  to  state  a  material  fact  required  to  be  stated  in  any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.5

Employees and QAT Options

(a)

The Parties acknowledge that  at the Effective Time,  all outstanding QAT  Options  shall be exercised,  terminated  or  surrendered  such  that  no  options  to  purchase  or  receive  QAT

Shares remain outstanding as at the Effective Date.

(b)

QAT  shall  use  its  reasonable  commercial  efforts  to  cause  all  QAT  Shares  issued  upon the  exercise  of  QAT  Options  (if  any)  to  be  voted  in  favour  of  the  Arrangement  Resolution by  those  persons  who  continue  to  hold  such  QAT  Shares  as  of  the  record  date  for  the

QAT Meeting.

(c)

Purchaser  shall  assume  the  employment  of  all  employees  of  QAT,  subject  to  negotiating

any   modifications   to   existing   QAT   contractual   arrangements   deemed   necessary   by

Purchaser, in its sole judgment.

(d)

As at the Effective Time, no officers, employees or consultants of  QAT shall be entitled to change  of  control,  termination  or  severance  payments  (or  both),  except  such  payments

the  particulars  of  which  are  disclosed  in  writing  to  Purchaser  by  QAT.   The  Employee

Obligations of QAT shall not exceed the amount set forth in the Disclosure Letter.

2.6

Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.7

Recommendation of the QAT Board of Directors

All  of  the  directors  present  and  entitled  to  vote  at  the  meeting  of  the  QAT  Board  of  Directors  held

August 15,  2012  and  adjourned  to  and  reconvened  August  17,  2012  unanimously  determined  that  the

Arrangement is in the best interests of QAT and the QAT Shareholders.   At such meeting, the QAT Board

of  Directors,  based  upon,  among  other  things,  the  verbal  opinion  of  QAT's  financial  advisor,  unanimously determined  that  the  consideration  in  respect  of  the  Arrangement  is  fair,  from  a  financial  point  of  view,  to

QAT  Shareholders,  approved  the  Arrangement  and  the  entering  into  of  the  Arrangement  Agreement  and

has  resolved  to  recommend  QAT  Shareholders  vote  in  favour  of  the  Arrangement.    Notice  of  such

approvals,  determinations  and  resolution  shall,  subject  to  the  terms  hereof,  be  included,  along  with  the

written   fairness   opinion   of   QAT's   financial   advisor,   confirming   the   aforementioned   opinion   of   such

financial advisor, in the Information Circular.

2.8

Dissenting Shareholders

Registered  QAT  Shareholders  entitled  to  vote  at  the  QAT  Meeting  may  exercise  Dissent  Rights  with respect  to  their  QAT  Shares  in  connection  with  the  Arrangement  pursuant  to  and  in  the  manner  set  forth

in the Plan  of  Arrangement  and the Interim  Order.   QAT  shall give  Purchaser prompt notice of  any written

notice  of  a dissent,  withdrawal of  such notice, and any other instruments served pursuant to such Dissent

Rights  and  received  by  QAT  and  shall  provide  Purchaser  with  copies  of  such  notices  and  written objections.

2.9

Support Agreements

The  Information  Circular  shall  reflect  the  execution  and  delivery  of  the  Support  Agreements  and  the agreement  and  covenant  of  the  directors,  officers  and  QAT  Shareholders  who  execute  such  agreements to vote in favour of the Arrangement at the QAT Meeting.

2.10

Disclosure Letter

Notwithstanding  anything  in  the  Disclosure  Letter  to  the  contrary,  all  disclosures  in  the  Disclosure  Letter must  reference  a  particular  section  or  subsection  in  this  Agreement  in  order  to  be  deemed  to  relate  to  or

modify  such  section  or  subsection  of  this  Agreement.   The  inclusion  of  any  item  in  the  Disclosure  Letter by QAT shall not be construed as an admission or opinion by QAT of the materiality of such item.

2.11

Tax Withholdings

Purchaser  shall  be  entitled  to  deduct  and  withhold  from  any consideration  otherwise  payable  to  any  QAT

Shareholder and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be, under the Plan of Arrangement such amounts as Purchaser is required or reasonably believed to be required to deduct and withhold from  such consideration  in accordance with applicable Tax Laws.  Any such  amounts  will  be  deducted  and  withheld  from  the  consideration  payable  pursuant  to  the  Plan  of

Arrangement and shall be treated for all purposes as having been paid to the QAT Shareholder in respect of  which  such  deduction  and  withholding  was  made,  provided  that  such  withheld  amounts  are  actually remitted to the appropriate Taxing Authority.

ARTICLE 3

COVENANTS

3.1

Covenants of Purchaser and Newco

Each  of  Purchaser  and  Newco  covenants  and  agrees  that,  from  the  date  of  this  Agreement  until  the earlier of  the Effective Date  or termination of  this Agreement, except with the prior written consent of  QAT

(such  consent  not  to  be  unreasonably  withheld  or  delayed),  and  except  as  otherwise  expressly  permitted or  specifically  contemplated  by  this  Agreement  (including  the  Plan  of  Arrangement)  or  required  by

Applicable Laws:

(a)

the  business  of  Purchaser  shall  be  conducted  only  in  the  usual  and  ordinary  course consistent  with  past  practices  and  it  shall  use  all  commercially  reasonable  efforts  to maintain and preserve its business, assets and advantageous business relationships;

(b)

Newco  shall  not  conduct  any  business  or  incur  any  debt  except  as  may  be  required  to implement the Arrangement;

(c)

Purchaser  shall  issue  such  number  of  Purchaser  Shares  as  shall  be  required  in  order  for

Newco  to  deliver  to  the  QAT  Shareholders  the  consideration  payable  pursuant  to  the

Plan of Arrangement;

(d)

Purchaser  will  have  sufficient  working  capital  available  at  the  Effective  Date  to  cover  the anticipated  working  capital  requirements  of  Purchaser  and  Amalco  for  the  twelve-month period following the Effective Date;

(e)

Purchaser  shall  amend  the  terms  of  all  Purchaser  Options  granted  to  directors  and

officers   of   Purchaser   which   are   outstanding   at   the   Effective   Time,   such   that   the

Purchaser  Options  will  vest  as  to  1/5  on  each  of  the  12,  15,  18,  21  and  24  month anniversaries of the Effective Date;

(f)

Purchaser:  (i)  shall  cause  each  of  the  directors  and  officers  of  Purchaser  and  2238646

Ontario  Inc,  and  shall  use  reasonable  commercial  efforts   to  cause   each  Purchaser

Shareholder holding more than 10% of the outstanding Purchaser Shares, to deposit with

Purchaser,  prior  to  the  Effective  Date,   the  certificates  representing  all  of  the  Purchaser

Shares  held  by  such  persons;  and  (ii)  shall,  following  the  Effective  Date,  cause  such certificates  to  be  exchanged  for  certificates  representing  Purchaser  Shares  that  will  be collectively legended as follows:

(i)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  12  months  after the Effective Date;

(ii)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  15  months  after the Effective Date;

(iii)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  18  months  after the Effective Date;

(iv)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  21  months  after the Effective Date; and

(v)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  24  months  after the Effective Date.

(g)

Purchaser  and  Newco  will  each  use  its  reasonable  commercial efforts  to  satisfy or  cause the  satisfaction  of  the  conditions  set  forth  in  Sections  5.1  and  5.3  as  soon  as  reasonably practicable,  to  the  extent  the  fulfillment  of  the  same  is  within  the  control  of  Purchaser  or

Newco, as applicable;

(h)

Neither  Purchaser  nor  Newco  shall  directly  or  indirectly  do,  or  permit  to  occur,  any  of  the

following:   (i)   except   as  may  be   necessary  to   facilitate  the   Arrangement,   amend   its

constating  documents;  (ii)  declare,  set  aside  or  pay  any  dividend  or  other  distribution  or payment  (whether  in  cash,  shares  or  property)  in  respect  of  outstanding  Purchaser

Shares;   (iii)   adopt   a   plan   of   liquidation   or   resolutions   providing   for   the   liquidation,

dissolution,  merger,  consolidation  or  reorganization  of  Purchaser;  (iv)  split,  combine  or reclassify  any  of  the  outstanding  Purchaser  Shares;  or  (iv)  enter  into  or  modify  any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(i)

Purchaser  and  Newco  will forthwith carry out the  terms of  the  Interim  Order and  the Final

Order   to   the   extent   applicable   to   each   of   them   and   each   will   use   its   reasonable

commercial  efforts  to  assist  QAT  in  obtaining  such  orders  and  to  carry  out  the  intent  or effect of this Agreement and the Arrangement;

(j)

Purchaser  and  Newco  will  cooperate  with  QAT  in  the  preparation  of  the  application  for the  Final  Order,  which  will  be  used  to  exempt  Purchaser  from  the  requirement  to  register the  Purchaser  Shares  issuable  under  the  Arrangement  with  the  SEC  such  that  the

Purchaser Shares shall be, subject to Article 4 of the Plan of Arrangement, freely tradable immediately  after  the  Closing  Time  without  restrictions  or  hold  periods  under  Applicable

Canadian Securities Laws and U.S. Securities Laws;

(k)

Purchaser  will  make  all  other  necessary  filings  and  applications  under  Applicable  Laws,

including  U.S.  Securities  Laws,  required  on  the  part  of  Purchaser  in  connection  with  the transactions  contemplated  herein  and  take  all  reasonable  action  necessary  to  be  in compliance with such Applicable Laws;

(l)

Neither  Purchaser  nor  Newco  shall  take  any  action,  refrain  from  taking  any  action,  or permit  any action  to  be  taken  or  not  taken,  inconsistent  with  this  Agreement,  which might

directly   or   indirectly   interfere   or   affect   the   consummation   of   the   Arrangement   in

accordance with the terms and conditions herein;

(m)

Purchaser  shall  indemnify  and  save  harmless  QAT,  its  subsidiaries  and  their  respective

directors,   officers,   employees,   advisors   and   agents   from   and   against   any   and   all

liabilities,  claims,  demands,  losses,  costs,  damages  and  expenses  (excluding  any  loss  of profits  or  consequential  damages)  to  which  QAT,  its  subsidiaries  or  their  respective directors,  officers,  employees,  advisors  or  agents  may  be  subject  or  which  QAT,  its subsidiaries  or  their  respective  directors,  officers,  employees,  advisors  or  agents  may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence  of:

(i)

any misrepresentation or alleged misrepresentation in the Purchaser Information;

(ii)

any  order  made  or  any  inquiry,  investigation  or  proceeding  by  any  securities commission  or  other  competent  authority  based  upon  any  untrue  statement  or omission  or  alleged  untrue  statement  or  omission  of  a  material  fact  or  any misrepresentation  or  any  alleged  misrepresentation  in  any  material  filed  by  or  on behalf  of  Purchaser  in  compliance  or  intended  compliance  with  Applicable  Laws,

which prevents or restricts the trading in the Purchaser Shares; and

(iii)

Purchaser  not  complying  with  any  requirement  of  Applicable  Laws  in  connection with the transactions contemplated in this Agreement;

except  that  Purchaser  shall  not  be  liable  in  any  such  case  to  the  extent  that  any  such liabilities,  claims,  demands,  losses,  costs,  damages  and  expenses  arise  out  of  or  are based  upon  any  misrepresentation  or  alleged  misrepresentation  of  a  material  fact  based on  the  QAT  Information,  the  negligence  of  QAT  or  the  non-compliance  by  QAT  with  any requirement  of  Applicable  Laws  in  connection  with  the  transactions  contemplated  in  this

Agreement;

(n)

subject  to  Section  9.3,  except  for  non-substantive  communications  with  third  parties  and communications to legal and other advisors  of  Purchaser, Purchaser  will furnish promptly to  QAT:  (i)  a  copy  of  each  notice,  report,  schedule  or  other  document  delivered,  filed  or

received   by   Purchaser   or   Newco   in   connection   with   the   Arrangement   from   any

Governmental  Authority;  (ii)  any  filings  under  Applicable  Laws  in  connection  with  the

Arrangement;  and  (iii)  any  documents  related  to  dealings  with  Governmental  Authorities in connection with the transactions contemplated herein;

(o)

except  as  contemplated  herein,  Purchaser  shall  not  take  any action  that  would  render,  or

may   reasonably   be   expected   to   render,   any   representation   or   warranty   made   by

Purchaser in this Agreement untrue in any material respect;

(p)

Purchaser   shall   promptly   notify   QAT   in   writing   of   any   material   changes   (actual,

anticipated,  contemplated  or,  to  the  knowledge  of  Purchaser,  threatened,  financial  or otherwise)  in  the  business,  operations,  affairs,  assets,  capitalization,  financial  condition,

prospects,   licenses,   permits,   rights,   privileges   or   Liabilities   of   Purchaser,   whether

contractual  or  otherwise,  of  Purchaser  or  any  of  its  subsidiaries  or  of  any  change  in  any representation  or  warranty  provided  by  Purchaser  in  this  Agreement  which  change  is  or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Purchaser shall in good faith discuss with QAT any change in circumstances  which  is  of  such  a  nature  that  there  may  be  a  reasonable  question  as  to whether notice need be given to QAT pursuant to this provision;

(q)

Purchaser  shall  use  its  reasonable  commercial  efforts  to  obtain  the  consent  of  any  third parties  required  by  Purchaser  for  the  transactions  contemplated  hereby  and  provide  the same to QAT on or prior to the Effective Date;

(r)

Purchaser shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement; and

(s)

Purchaser shall cause Newco to take all steps, to do and perform  all such acts and things and to execute and deliver all such agreements, documents and other instruments as are necessary  or  desirable  to  effect  and  complete  the  transactions  contemplated  herein  and in  the  Plan  of  Arrangement  in  accordance  with  the  terms  and  conditions  hereof  and thereof  and  any  and  all  covenants  and  agreements  of  Purchaser  contained  herein  and  in the  Plan  of  Arrangement  shall,  to  the  extent  that  they  are  required  to  be  performed  by

Newco, shall be  and be deemed to be covenants and  agreements of  both  Purchaser and

Newco.

3.2

Additional Covenants of Purchaser

Purchaser further covenants and agrees that:

(a)

all  rights  to  indemnification  existing  in  favour  of  present  and  former  directors  and  officers of  (i)  QAT  or  (ii)  any  corporation  of  which  QAT  is  or  was  a  shareholder  or  creditor  and who  are  serving  or  did  serve  at  QAT's  request,  as  provided  by contract,  in  QAT's  articles or  by-laws  or  in  similar  documents  of  any of  QAT's  subsidiaries  in  effect  as  of  the  date  of this  Agreement  with  respect  to  matters  occurring  prior  to  the  Effective  Date,  shall  survive the  completion  of  the  Arrangement  and  shall  continue  in  full  force  and  effect  without modification  for  a  period  of  not  less  than  the  later  of  their  terms,  if  any,  or  the  statutes  of

limitations   applicable   to   such   matters,   and   Purchaser   further   unconditionally   and

irrevocably  covenants  and  agrees  to  be  jointly  and  severally  liable  with  QAT  for  the performance of this covenant following the Effective Date;  and

(b)

QAT  shall  be  permitted  to  secure  "run  off"  directors'  and  officers'  liability  insurance  for

QAT's  and  its  subsidiaries'  current  and  former  directors  and  officers,  covering  claims made prior to or within  six years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that  provided pursuant to QAT's and its subsidiaries'  current  directors'  and  officers'  insurance  policies  and  Purchaser  agrees  to not  take  any  action  to  terminate  or  otherwise  adversely  affect  or  alter  such  directors'  and officers' insurance.

3.3

Covenants of QAT

QAT  covenants  and  agrees  that,  from  the  date  of  this  Agreement  until  the  earlier  of  the  Effective  Date  or termination  of  this  Agreement,  except  with  the  prior  written  consent  of  Purchaser  and  Newco  (such consent  not  to  be  unreasonably  withheld  or  delayed),  and  except  as  otherwise  expressly  permitted  or

specifically   contemplated   by   this   Agreement   (including   the   Plan   of   Arrangement)   or   required   by

Applicable Laws:

(a)

QAT  will  use  its  reasonable  commercial  efforts  to  satisfy  or  cause  the  satisfaction  of  the conditions  set  forth  in  Sections  5.1  and  5.2  as  soon  as  practicable,  to  the  extent  the fulfillment of the same is within the control of QAT;

(b)

QAT  will  forthwith  carry  out  the  terms  of  the  Interim  Order  and  the  Final  Order  to  the

extent applicable to it;

(c)

QAT  will  make  all  necessary  filings  and  applications  under  Applicable  Laws,  including

U.S. Securities Laws,  if  applicable, reasonably required to be made on the part of  QAT  in connection with the transactions contemplated herein  and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(d)

QAT  shall  not  take  any  action,  refrain  from  taking  any  action,  or  permit  any  action  to  be taken  or  not  taken,  inconsistent  with  this  Agreement,  which  might  directly  or  indirectly interfere  or  affect  the  consummation  of  the  Arrangement  in  accordance  with  the  terms and conditions herein;

(e)

the  business  of  QAT  and  of  its  subsidiaries  shall  be  conducted  only  in  the  usual  and

ordinary   course   consistent   with   past   practices   and   it   shall   use   all   commercially

reasonable  efforts  to  maintain  and  preserve  its  business,  assets  (including  Intellectual

Property), relationships, customers, clients and employees and to preserve for Purchaser the integrity and reputation of QAT;

(f)

QAT  shall  not  directly  or  indirectly  do,  or  permit  to  occur,  any  of  the  following:  (i)  amend its  constating  documents  or  those  of  any  of  its  subsidiaries;  (ii)  declare,  set  aside  or  pay,

or  permit  any  of  its  subsidiaries  to  declare,  set  aside  or  pay,  any  dividend  or  other distribution  or  payment  (whether  in  cash,  shares  or  property)  in  respect  of  outstanding

QAT  Shares  or  shares  of  any  of  QAT's  subsidiaries;  (iii)  issue,  grant,  sell  or  pledge  or agree  to  issue,  grant,  sell  or  pledge  any  QAT  Shares  or  QAT  Class  B  Shares  or  other

securities   of   QAT   or   any   of   its   subsidiaries,   including,   without   limitation,   securities

convertible  into  or  exchangeable  or  exercisable  for,  or  otherwise  evidencing  a  right  to acquire,  QAT  Shares  (other  than  on  exercise  of  QAT  Options  or  conversion  of  the  QAT

Class B  Shares); (iv) redeem, purchase or otherwise acquire  any of  the  outstanding QAT

Shares  or  other  securities  or  securities  of  any  of  QAT's  subsidiaries;  (v)  split,  combine  or reclassify any of  the  outstanding  QAT  Shares  or  shares  of  any of  QAT's  subsidiaries;  (vi)

adopt  a  plan  of  liquidation  or  resolutions  providing  for  the  liquidation,  dissolution,  merger,

consolidation  or  reorganization  of  QAT  or  any  of  its  subsidiaries;  or  (vii)  enter  into  or modify  any  contract,  agreement,  commitment  or  arrangement  with  respect  to  any  of  the foregoing;

(g)

QAT  shall  not  directly  or  indirectly:  (i)  sell,  pledge,  dispose  of  or  encumber  any  assets

(including  Intellectual  Property)  except  in  the  ordinary  course  of  business  and  consistent with  QAT's  current  practices;  (ii)  expend  or  commit  to  expend  any  amounts  with  respect to  any  operating  expenses  other  than  in  the  ordinary  course  of  business  or  pursuant  to the  Arrangement;  (iii)  reorganize,  amalgamate,  merge  or  otherwise  continue  QAT  or  any of  its  subsidiaries  with  any  other  Person  or  other  business  organization  whatsoever;  (iv)

acquire  (by  merger,  amalgamation,  consolidation  or  acquisition  of  shares  or  assets  or otherwise)  any  corporation,  trust,  partnership  or  other  business  organization  or  division thereof,  or  make  any  investment  therein  either  by  purchase  of  shares  or  securities,

contributions  of  capital  or  property  transfer;  (v)  acquire  any  assets  (other  than  purchases

of   inventories   in   the   ordinary   course   of   business);   (vi)   incur   any   indebtedness   for

borrowed  money  or  any  other  material  liability  or  obligation  (other  than  the  Bridge  Loan)

or   issue   any   debt   securities   or   assume,   guarantee,   endorse   or   otherwise   become

responsible  for,  the  obligations  of  any  other  individual  or  entity,  or  make  any  loans  or advances  (except  to  a  subsidiary  of  QAT),  or  amend  the  terms  of  any  of  its  office  leases or existing credit facilities; (vii) except  for Employee Obligations,  pay,  discharge or satisfy

any   material   claims,   liabilities   or   obligations   other   than   the   payment,   discharge   or

satisfaction  in  the  ordinary  course  of  business,  consistent  with  past  practice,  of  liabilities reflected  or  reserved  against  in  the  QAT  Financial  Statements  or  incurred  in  the  ordinary course  of  business  consistent  with  past  practice;  (viii)  authorize,  recommend  or  propose any  release  or  relinquishment  of  any  material  Contracts;  (ix)  waive,  release,  grant  or transfer  any  material  rights  of  value  or  modify  or  change  in  any  material  respect  any existing  material  license,  lease,  contract  or  other  material  document;  (x)  enter  into  or terminate  any  hedges,  swaps  or  other  financial  instruments  or  like  transactions;  or  (xi)

authorize   or   propose   any   of   the   foregoing,   or   enter   into   or   modify   any   contract,

agreement, commitment or arrangement to do any of the foregoing;

(h)

QAT  shall  not  make  any  payment  to  any  employee,  officer  or  director  outside  of  their ordinary  and  usual  compensation  for  services  provided,  except  to  the  extent  that  any such entitlement to payment to a former employee or officer has accrued prior to the date hereof and the details of which payments, if any are set forth in the Disclosure Letter;

(i)

except  as  may  be  agreed  to  by  Purchaser,  neither  QAT  nor  any  of  its  subsidiaries  shall:

(i)  grant  any  officer,  director,  employee  or  consultant  an  increase  in  compensation  in  any form;  (ii)  grant  any  general  salary  increase;  (iii)  take  any  action  with  respect  to  the amendment  or  grant  of  any  severance  or  termination  pay  policies  or  arrangements  for any  directors,  officers,  employees  or  consultants;  (iv)  adopt  or  amend  or  make  any contribution to any bonus, option, pension, retirement, deferred compensation, insurance,

incentive  compensation,  other  compensation  or  other  similar  plan,  agreement,  share

incentive   or   purchase   plan,   trust   fund   or   arrangements   for   the   benefit   of   directors,

officers,  employees  or  consultants,  except  as  is  necessary  to  comply  with  Applicable

Laws  or  with  respect  to  existing  provisions  of  or  commitments  in  respect  of  any  such plans,  programs,  arrangements  or  agreements;  or  (v)  advance  any  loan  to  any  officer  or director  of  QAT  or  any  of  its  subsidiaries  or  any  other  party  not  at  arm's  length  to  QAT  or any of its subsidiaries;

(j)

QAT  shall  use  its  reasonable  commercial  efforts  to  cause  its  current  insurance  (or  re-

insurance)  policies  for  QAT  and  any  of  its  subsidiaries  not  to  be  cancelled  or  terminated or  any  of  the  coverage  thereunder  to  lapse,  unless  simultaneously  with  such  termination,

cancellation  or  lapse,  replacement  policies  underwritten  by  insurance  or  re-insurance

companies   of   nationally   recognized   standing   satisfactory   to   Purchaser   providing

coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(k)

no  amendments  shall  be  made  to  outstanding  QAT  Options  without  the  prior  written consent of Purchaser other than as permitted pursuant to subsection 3.3(m) hereof;

(l)

QAT  shall  use  its  commercially  reasonable  efforts  to  cause  the  resignation  of  all  of  the

directors   and   officers   of   QAT   and   QAT's   subsidiaries   as   requested   by   Purchaser

pursuant  to  subsection  5.2(n)  as  of  the  Effective  Time  (and  for  mutual  releases  in  form

and   substance   satisfactory   to   Purchaser   and   QAT,   each   acting   reasonably,   to   be

provided);

(m)

QAT  shall  use  its  commercially  reasonable  efforts  to  ensure  that  all  outstanding  QAT

Options  are  either  exercised,  terminated,  expired  or  surrendered  prior  to  the  Effective

Time;  provided  that  QAT  shall  not  pay  the  holders  any  amount  of  consideration  therefor other  than  as  set  out  herein,  nor  shall  QAT  make  any  amendment  to  outstanding  QAT

Options without the prior written consent of Purchaser;

(n)

QAT  shall  not  take  any  action  that  would  render,  or  may  reasonably  be  expected  to render,  any  representation  or  warranty  made  by  it  in  this  Agreement  untrue  in  any material  respect  at  any  time  prior  to  the  Effective  Date  or  termination  of  this  Agreement,

whichever first occurs;

(o)

QAT   shall   promptly  notify  Purchaser   in   writing   of   any  changes   (actual,   anticipated,

contemplated  or,  to  the  knowledge  of  QAT,  threatened,  financial  or  otherwise)  in  the

business,   operations,   affairs,   assets   (including   Intellectual   Property),   capitalization,

financial  condition,  prospects,  licenses,  permits,  rights,  privileges  or  Liabilities,  whether contractual  or  otherwise,  of  QAT  or  any  of  its  subsidiaries  or  of  any  change  in  any representation  or  warranty  provided  by  QAT  in  this  Agreement  which  change  is  or  may be  of  such  a  nature  as  to  render  any  representation  or  warranty  misleading  or  untrue  in any  material  respect  and  QAT  shall  in  good  faith  discuss  with  Purchaser  any  change  in circumstances  which  is  of  such  a  nature  that  there  may  be  a  reasonable  question  as  to whether notice need be given to Purchaser pursuant to this provision;

(p)

QAT  shall  use  its  reasonable  commercial  efforts  to  obtain  the  consents  of  its  bankers,

surety providers, landlord and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(q)

QAT  shall  provide  notice  to  Purchaser  of  the  QAT  Meeting  and  allow  Purchaser's representatives and legal counsel to attend such QAT Meeting;

(r)

QAT  shall  indemnify  and  save  harmless  Purchaser,  its  subsidiaries  and  their  directors,

officers,  employees,  advisors  and  agents  from  and  against  any  and  all  liabilities,  claims,

demands,   losses,   costs,   damages   and   expenses   (excluding   any   loss   of   profits   or

consequential  damages)  to  which  Purchaser,  its  subsidiaries  or  their  directors,  officers,

employees,  advisors  or  agents  may  be  subject  or  which  Purchaser,  its  subsidiaries  or their  directors,  officers,  employees,  advisors  or  agents  may  suffer,  whether  under  the provisions  of  any  statute  or  otherwise,  in  any  way  caused  by,  or  arising,  directly  or indirectly, from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation in the QAT Information;

(ii)

any  order  made  or  any  inquiry,  investigation  or  proceeding  by  any  securities commission  or  other  competent  authority  based  upon  any  untrue  statement  or omission  or  alleged  untrue  statement  or  omission  of  a  material  fact  or  any misrepresentation  or  any  alleged  misrepresentation  in  any  material  filed  by  or  on behalf  of  QAT  in  compliance  or  intended  compliance  with  Applicable  Canadian

Securities Laws; and

(iii)

QAT  not  complying  with  any  requirement  of  Applicable  Laws  in  connection  with the transactions contemplated in this Agreement;

except that QAT  shall not be liable in  any such case to  the extent that any such  liabilities,

claims,  demands,  losses,  costs,  damages  and  expenses  arise  out  of  or  are  based  upon any  misrepresentation  or  alleged  misrepresentation  of  a  material  fact  based  on  the

Purchaser  Information,  the  negligence  of  Purchaser  or  the  non-compliance  by  Purchaser

with    any    requirement    of    Applicable    Laws    in    connection    with    the    transactions

contemplated by this Agreement;

(s)

subject to Section  9.3, except for proxies and other non-substantive communications  with securityholders, QAT  will furnish promptly to Purchaser or Purchaser's counsel, a  copy of each  notice,  report,  schedule  or  other  document  delivered,  filed  or  received  by  QAT  in

connection   with:   (i)   the   Arrangement;   (ii)   the   QAT   Meeting;   (iii)   any   filings   under

Applicable  Laws;  and  (iv)  any  dealings  with  Governmental  Authorities  in  connection  with the transactions contemplated hereby;

(t)

management  of  QAT  shall  solicit  proxies  to  be  voted  at  the  QAT  Meeting  in  favour  of matters to be considered at the QAT Meeting, including the Arrangement Resolution;

(u)

QAT  shall  conduct  the  QAT  Meeting  in  accordance  with  the  by-laws  of  QAT,  the  OBCA,

Applicable  Canadian  Securities  Laws  and  any  instrument  governing  the  QAT  Meeting

(including,  without  limitation,  the  Interim  Order),  as  applicable,  and  as  otherwise  required by Applicable Laws;

(v)

QAT  shall  take  all  commercially  reasonable  actions  to  give  effect  to  the  transactions contemplated by this Agreement and the Plan of Arrangement;

(w)

QAT  shall  promptly  advise  Purchaser  of  the  number  of  QAT  Shares  for  which  QAT

receives   notices   of   dissent   or   written   objections   to   the   Arrangement   and   provide

Purchaser with copies of such notices and written objections;

(x)

except as disclosed in the Disclosure  Letter, the QAT Group shall: (i) duly and on a timely basis  file  all  Tax  Returns  required  to  be  filed  by it  on  or  after  the  date  hereof  and  all  such

Tax  Returns  will  be  true,  complete  and  correct  in  all  material  respects;  (ii)  timely  pay  all

Taxes  shown  on  such  Tax  Returns;  (iii)  except  as  required  by  Tax  Laws,  not  make  or rescind  any  material  express  or  deemed  election  relating  to  Taxes,  or  file  any  amended

Tax  Returns  where  the  result  of  such  action  is  inconsistent  with  past  practice;  (iv)  not make  a  request  for  a  Tax  ruling  or  enter  into  an  agreement  with  any  Governmental

Authority related to the payment or postponement of Tax or any filing requirement; (v) not settle  any  claim,  action,  suit,  litigation,  proceeding,  arbitration,  investigation,  audit  or controversy  relating  to  a  material  amount  of  Taxes;  (vi)  not  change  in  any  material

respect   any   of   its   methods   of   reporting   income,   deductions   or   accounting   for   Tax

purposes  from  those  employed  in  the  preparation  of  its  Tax  Return  for  the  taxation  years ending  December  31,  2011  and  December  31,  2010,  except  where  such  change  is  as  a result  of  changes  to  Canadian  GAAP  or  Tax  Laws  made  after  December 31, 2011;  and

(vii)  properly  reserve  (and  reflect  such  reserves  in  its  books  and  records  and  financial statements) in accordance with Canadian GAAP, for all Taxes accruing in respect of QAT which are not due or payable prior to the Effective  Date;

(y)

the  QAT  Group  shall  not  make  any  Tax  filings  outside  the  ordinary  course  of  business,

including   making,   amending   or   rescinding   any  Tax   Return,   election   or   designation,

without the consent of Purchaser, such consent not to be unreasonably withheld;  and

(z)

on  or  prior  to  August  23,  2012,  deliver  executed  Support  Agreements  from  each  of  the directors  and  officers  of  QAT  and  each  QAT  Shareholder  holding  more  than  5%  of  the

outstanding   QAT   Shares,   together   with   each   of   their   respective   "associates"   and

"affiliates" (as such terms are defined in the Securities Act) will be delivered to Purchaser.

3.4

Mutual Covenants Regarding the Arrangement

From  the  date  of  this  Agreement  until  the  Effective  Date  or  termination  of  this  Agreement,  each  of

Purchaser,  Newco  and  QAT  will  use  its  reasonable  commercial  efforts  to:  (i)  satisfy  (or  cause  the satisfaction of) the conditions precedent to  its obligations (and those of  any of  its subsidiaries) hereunder;

(ii)  not  take,  or  cause  to  be  taken,  any  action  or  cause  anything  to  be  done  that  would  cause  such obligations  not  to  be  fulfilled  in  a  timely  manner;  and  (iii)  take,  or  cause  to  be  taken,  all  other  actions  and to  do,  or  cause  to  be  done,  all  other  things  necessary,  proper  or  advisable  under  Applicable  Laws  to complete the Arrangement, including using reasonable commercial efforts:

(a)

to  ensure  that  the  Information  Circular  provides  QAT  Shareholders  with  information  in sufficient  detail  to  permit  them  to  form  a  reasoned  judgment  concerning  the  matters before  them,  and,  in  that  regard,  the  Information  Circular  will  set  out  the  Purchaser

Information  in  the  form  approved  by  Purchaser  and  Newco  and  the  QAT  Information  in

the   form   approved   by   QAT   and   shall   include,   without   limitation:   (i)   any   financial

statements  (including  pro  forma  financial  statements)  that  are  required  to  be  included therein  in  accordance  with  Applicable  Laws;  (ii)  the  unanimous  determination  of  the  QAT

Board of  Directors  by all of  the directors  present and entitled to vote at the meeting  of  the

QAT  Board  of  Directors  that  the  Arrangement  is  fair,  from  a  financial  point  of  view,  to

QAT  Shareholders  and  is  in  the  best  interests  of  QAT  and  QAT  Shareholders  (and include  the  unanimous  recommendation  of  the  QAT  Board  of  Directors  that  the  QAT

Shareholders  vote  in  favour  of  the  Arrangement  Resolution);  and  (iii)  the  written  fairness opinion  of  QAT's  financial  advisor  that  the  consideration  in  respect  of  the  Arrangement  is fair, from a financial point of view, to QAT Shareholders;

(b)

to   obtain   all   necessary   consents,   assignments,   waivers   and   amendments   to   or

terminations  of  any  agreements  and  take  such  measures  as  may  be  appropriate  to  fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)

to  effect  all  necessary  registrations,  filings  and  submissions  of  information  requested  by

Governmental   Authorities   required   to   be   effected   by   it   in   connection   with   the

Arrangement;

(d)

reasonably   cooperate   with   the   other   Party   and   its   tax   advisors   in   structuring   the

Arrangement  in  a  tax  effective  manner  and  making  such  amendments  to  this  Agreement or  the  Plan  of  Arrangement,  as  the  other  Party  and  its  tax  advisors  shall  consider necessary,  acting  reasonably,  and  assist  the  other  Party  and  its  tax  advisors  in  making such  investigations  and  inquiries  with  respect  to  such  Party  in  that  regard,  as  the  other

Party and its tax advisors shall consider necessary, acting reasonably, provided that QAT

shall   not  be  obligated  to   consent  or  agree  to  any  structuring  contemplated   by  this

subsection  3.4(d)  that  has  the  effect  of  reducing  the  consideration  to  be  received  under the Arrangement by the QAT Shareholders; and

(e)

subject  to  receipt  of  required  regulatory  and  court  approvals,  to  cause  the  Effective  Date to  occur  on  or  before  December  31,  2012  (the  "Outside  Date")  and,  subject  to  receipt  of required  regulatory  approvals,  to  cause  the  mailing  of  the  Information  Circular  to  QAT

Shareholders to occur by October 15, 2012 (the "Mailing Date").

Each of Purchaser, Newco and QAT will use its reasonable commercial efforts to cooperate with the other in  connection  with  the  performance  by  the  other  of  their  obligations  under  this  Section  3.4  and  this

Agreement  including,  without  limitation,  continuing  to  provide  reasonable  access  to  information  and  to maintain  ongoing  communications  as  between  officers  of  Purchaser  and  QAT,  subject  in  all  cases  to  the

Confidentiality Agreement.

3.5

Covenants Regarding Non-Solicitation

(a)

QAT shall, and shall cause  the officers, directors, employees, representatives and agents of  it  and  of  its  subsidiaries  to  immediately  cease  any  existing  discussions  or  negotiations with  any  Person  (other  than  Purchaser)  with  respect  to  any  proposal  that  constitutes,  or

may  reasonably  be  expected  to  constitute,  an  Acquisition   Proposal  and  request,  in

accordance  with  the  terms  of  any  applicable  confidentiality  agreement  (other  than  the

Confidentiality   Agreement),   the   return   or   destruction   of   all   confidential   information

provided in connection therewith.

(b)

Except  as  otherwise  provided  in  this  Section  3.5,  QAT  shall  not,  directly  or  indirectly,

through  any  of  its  subsidiaries  or  through  any  officer,  director,  employee,  investment banker, attorney or other representative or agent of it or any of its subsidiaries:

(i)

solicit,  initiate,  knowingly  facilitate  or  knowingly  encourage  (including  by  way  of furnishing  information)  the  initiation  of  any  inquiries  or  proposals  regarding  an

Acquisition Proposal;

(ii)

participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)

withdraw  or  modify,  or  propose  publicly  to  withdraw  or  modify,  in  any  manner

adverse   to   Purchaser,   the   approval   of   the   QAT   Board   of   Directors   of   the

Arrangement  or  the  recommendation  of  the  QAT  Board  of  Directors  to  vote  in favour of the Arrangement;

(iv)

furnish  or  provide  access  to  any  information  concerning  QAT,  its  subsidiaries  or their  respective  businesses,  properties  or  assets  to  any  Person  in  connection with,  or  that  could  reasonably  be  expected  to  lead  to  or  facilitate,  an  Acquisition

Proposal;

(v)

waive  any  provisions  of  or  release  or  terminate  any  confidentiality  or  standstill

agreement  between  QAT   and   any  Person  relating   to  an  actual  or  potential

Acquisition  Proposal,  or  amend  any such  agreement  or  consent  to  the  making  of an Acquisition Proposal in accordance with the terms of such agreement; or

(vi)

accept,   recommend,   approve   or   enter   into   or   propose   publicly   to   accept,

recommend,    approve    or    enter    into    any    agreement,    arrangement    or

understanding  (other  than  a  confidentiality  agreement  as  permitted  hereunder)

related to any Acquisition Proposal.

(c)

Prior  to  the  Effective  Date,  QAT  and  its  officers,  directors,  employees,  advisors  or  other

representatives   or   agents   may   enter   into,   or   participate   in,   any   discussions   or

negotiations  with  a  Person  who  seeks  to  initiate  such  discussions  or  negotiations  and,

subject  to  the  entering  into  by  such  Person  of  a  confidentiality  agreement  substantially similar  to  the  Confidentiality  Agreement  (and  QAT  shall  use  its  reasonable  commercial efforts  to  cause  the  confidentiality  agreement  to,  among  other  things,  contain  details regarding shareholdings of  such Person  in  QAT), may furnish to such  Person information concerning  QAT  and  its  business,  properties  and  assets,  in  each  case  if,  and  only  to  the extent that:

(i)

such  Person  has  first  made  an  unsolicited  bona  fide  Acquisition  Proposal  which the  QAT  Board  of  Directors  determines  in  good  faith  (after  consultation  with  its

financial   advisors)   would,   if   consummated   in   accordance   with   its   terms,   be

reasonably expected to result in, a Superior Proposal;

(ii)

the  QAT  Board  of  Directors,  after  receiving  the  advice  of  outside  legal  counsel,

has  determined  in  good  faith  that  the  failure  to  take  such  action  would  be inconsistent with the fiduciary duties of the QAT Board of Directors; and

(iii)

QAT  has  provided  to  Purchaser  the  information  required  to  be  provided  under

subsection  3.5(e)  in  respect  of  such  Acquisition   Proposal  and  has  promptly

notified  Purchaser  in  writing  of  the  determinations  in  paragraphs  3.5(c)(i)  and

3.5(c)(ii) above.

(d)

If,  prior  to  the  Effective  Time,  QAT  receives  a  request  from  a  Person  who  is  subject  to  a standstill  obligation  to  waive  or  release  such  Person  from  its  standstill  obligation  in  order

to   make   an   unsolicited   bona   fide   Acquisition   Proposal   or   to   implement   a   Superior

Proposal,  QAT  may  release  such  Person  from  its  standstill  obligation  only  to  the  extent required to allow such Person to provide the Acquisition Proposal for consideration by the

QAT   Board   of   Directors   in   accordance   with   this   Section   3.5   and   to   enter   into,   or

participate in, any discussions or negotiations with QAT and be furnished with information concerning  QAT,  to  the  extent  permitted  pursuant  to  subsection  3.5(c),  or  to  implement  a

Superior Proposal.

(e)

QAT  shall  promptly  notify  Purchaser,  at  first  orally  and  then  in  writing,  of  any  Acquisition

Proposal  received  after  the  date  hereof,  of  any  confidentiality  agreement  entered  into  in respect  of  any  such  Acquisition  Proposal  and  any  inquiry  or  contact  received  after  the date  hereof  that  could  lead  to  an  Acquisition  Proposal,  or  any  request  for  non-public information  relating  to  QAT  received  after  the  date  hereof  or  for  access  to  the  properties,

books or records of QAT by any Person that informs  QAT that it is considering making, or has  made,  an  Acquisition  Proposal  after  the  date  hereof;  which  notice  will  include  any known  material  terms  and  conditions  of  such  Acquisition  Proposal  (including  any  form  of agreement  proposed  to  be  entered  into)  and  shall  indicate  such  details,  to  the  extent known,  of  the  Acquisition  Proposal,  inquiry  or  contact  as  Purchaser  may  reasonably request,  including  the  identity  of  the  Person  making  such  proposal,  inquiry  or  contact.

QAT  shall  keep  Purchaser  informed  of  the  status,  including  any  change  to  the  material

terms,  of  any  such  Acquisition  Proposal  or  inquiry.     In  addition,  QAT  shall  provide

Purchaser  with  a  list  of  or  copies  of  the  information  provided  to  any  Person  in  respect  of which  a  confidentiality  agreement  is  entered  into  in  respect  of  any  Acquisition  Proposal pursuant  to  subsection  3.5(c)  and  shall  provide  Purchaser  with  access  to  any information provided  to  any  such  Person  to  the  extent  Purchaser  did  not  previously  have  access  to such information.

(f)

QAT  shall  give  Purchaser,  orally and  in  writing,  at  least three  (3) Business Days  advance notice  of  any  decision  by  the  QAT  Board  of  Directors  to  accept,  recommend,  approve  or enter  into  an  agreement  to  implement  a  Superior  Proposal,  which  notice  shall  confirm

that   the   QAT   Board   of   Directors   has   determined   that   such   Acquisition   Proposal

constitutes  a  Superior  Proposal,  shall  identify  the  Person  making  the  Superior  Proposal and shall  provide a  true  and complete copy thereof  and any amendments thereto.  During such  three  (3)  Business  Day  period,  QAT  agrees  not  to  accept,  recommend,  approve  or enter  into  any  agreement  to  implement  such  Superior  Proposal  and  shall  not  withdraw,

modify  or  change   its  recommendation   in  respect   of   the  Arrangement  or   waive  any

provision  of  any  standstill  obligation  with  respect  thereto.   In  addition,  during  such  three

(3)  Business  Day  period,  the  QAT  Board  of  Directors:  (i)   shall,  and  shall  cause  its

financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors,  in  a  manner  consistent  with  its  fiduciary  duties,  to  make  such  adjustments in  the  terms  and  conditions  of  this  Agreement  and  the  Arrangement  as  would  cause  the

Acquisition Proposal to cease to be a Superior Proposal and  enable QAT  to proceed  with the  Arrangement  as  amended  rather  than  the  Acquisition  Proposal;  and  (ii)  shall  review any proposal by Purchaser  to amend the terms and conditions of  this  Agreement and the

Arrangement  in  order  to  determine  in  good  faith  in  the  exercise  of  its  fiduciary  duties whether  such  proposal  would  result  in  the  Acquisition  Proposal  ceasing  to  be  a  Superior

Proposal.   If  the QAT Board of  Directors  determines that the Acquisition Proposal is not a

Superior   Proposal   as   compared   to   the   proposed   amendments   to   the   terms   and

conditions  of  this  Agreement  and  the  Arrangement,  QAT  will  promptly  enter  into  an amended  agreement  with  Purchaser  and  Newco  and  the  QAT  Board  of  Directors  shall

not   accept,   recommend,   approve   or   enter   into   any   agreement   to   implement   such

Acquisition Proposal and shall not release the party making the Acquisition Proposal from any  standstill  provisions  and  shall  not  withdraw,  modify  or  change  its  recommendation  in respect  of  the  Arrangement.  If  the  QAT  Board  of  Directors  continues  to  believe  that  such

Acquisition  Proposal  remains  a  Superior  Proposal   and  therefore  rejects  Purchaser's

amended  proposal,  QAT  may  terminate  this  Agreement  pursuant  to  Section  7.1(a)(v).   In

the  event  that  QAT  provides  Purchaser  with  a  copy  of  the  notice  referred  to  in  this subsection  3.5(f)  on  a  date  that  is  three  (3)  Business  Days  or  fewer  prior  to  the  QAT

Meeting,  QAT  shall  adjourn  the  QAT  Meeting  to  a  date  that  is  not  less  than  three  (3)

Business Days and not more than ten (10) Business Days after the date of the notice.

(g)

Nothing  contained  in  this  Section  3.5  shall  prohibit  the  QAT  Board  of  Directors  from:  (i)

making  any  disclosure  of  an  Acquisition  Proposal  to  the  QAT  Shareholders  prior  to  the

Effective Time if, in the  good faith  judgment of  the  QAT  Board  of  Directors  after receiving

the  advice   of   outside  counsel,  such   disclosure   is  necessary  for  the   QAT   Board  of

Directors  to  act  in  a  manner  consistent  with  its  fiduciary  duties  or  is  otherwise  required under  Applicable  Law;  (ii)  taking  any  other  action  with  regard  to  an  Acquisition  Proposal to  the  extent  ordered  or  otherwise  mandated  by  any  court  of  competent  jurisdiction;  (iii)

considering  or  responding to a  bona fide request for information that  could reasonably be expected  to  lead  to  an  Acquisition  Proposal solely  by  advising  that  no  information  can  be provided  unless  a  bona  fide  written  Acquisition  Proposal  is  made  and  then  only  in

compliance   with   subsection   3.5(c);   and   (iv)   complying   with   those   provisions   under

Applicable  Laws  relating  to  the  provision  of  directors'  circulars  and  making  appropriate disclosure with respect thereto to QAT Shareholders.

(h)

QAT  also  acknowledges  and  agrees  that  each  successive  material  modification  of  any

Acquisition  Proposal  shall  constitute  a  new  Acquisition  Proposal  for  purposes  of  the requirement  under  Subsection  3.5(f)  to  initiate  an  additional  three  (3)  Business  Day notice period.

(i)

The  QAT  Board  of  Directors  shall  promptly  reaffirm  its  recommendation  in  respect  of  the

Arrangement  by  press  release  after  any  Acquisition  Proposal  (which  is  determined  not  to be a Superior Proposal) is publicly announced or made.

(j)

Purchaser  agrees  that  all  information  that  may  be  provided  to  it  by  QAT  with  respect  to

any  Acquisition  Proposal  pursuant  to  this  Section   3.5  shall  be  treated  as  if  it  were

"Confidential  Information"  as  that  term  is  defined  in  the  Confidentiality  Agreement  and

shall   not   be   disclosed   or   used   except   in   accordance   with   the   provisions   of   the

Confidentiality  Agreement  or  in  order  to  enforce  its  rights  under  this  Agreement  in  legal proceedings.

3.6

Provision of Information

Until  the  Effective  Date  or  termination  of  this  Agreement,  each  Party  agrees  to  keep  the  other  Party  fully appraised in a timely manner of  every circumstance, action, occurrence or event occurring or arising after the  date  hereof  that  would  be  relevant  and  material  to  a  prudent  operator  of  the  business  and  operations

of  QAT  and Purchaser.   Each Party shall  confer  with and obtain the  approval  of  the other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of  Purchaser and Newco

Purchaser  and  Newco  represent  and  warrant  to  and  in  favour  of  QAT  and  acknowledges  that  QAT  is relying  upon  such  representations  and  warranties  in  connection  with  the  matters  contemplated  by  this

Agreement:

(a)

Organization  and  Qualification.   Each  company  in  the  Purchaser  Group  has  been  duly

incorporated,  amalgamated  or  created,  as  the  case  may  be,  and  is  validly  subsisting under the Laws of its jurisdiction of formation and has the requisite power and authority to own  its  assets  and  properties  as  now  owned  and  to  carry  on  its  business  as  now

conducted.    Each  member  of  the  Purchaser  Group  is  duly  registered  or  authorized  to

conduct   its   affairs   or   do   business,   as   applicable,   and   is   in   good   standing   in   each

jurisdiction  in  which  the  character  of  its  assets  and  properties,  owned  or  leased,  or  the nature  of  its  activities  makes  such  registration  or  authorization  necessary,  except  where the  failure  to  be  so  registered  or  authorized  would  not,  individually  or  in  the  aggregate,

have  a  Material  Adverse  Effect  on  Purchaser  or  Newco.    Copies  of  the  constating

documents   of   each   of   Purchaser   and   Newco   provided   to   QAT,   together   with   all

amendments to date, are accurate and complete as of the date hereof and have not been amended or suspended.

(b)

Authority  Relative  to  this  Agreement.   each  of  Purchaser  and  Newco  has  the  requisite

corporate  power  and  authority  to  execute  this  Agreement  and  to  carry  out  its  obligations hereunder  (including,  without  limitation,  the  issuance  of  the  Purchaser  Shares  under  the

Arrangement).   The  execution  and  delivery  of  this  Agreement  and  the  consummation  by

Purchaser  and  Newco  of  the  transactions  contemplated  by  the  Arrangement  have  been duly authorized by the Purchaser Board of  Directors  and the board of  directors  of Newco,

respectively,  and  no  other  proceedings  on  the  part  of  either  Purchaser  or  Newco  are

necessary  to  authorize  this  Agreement  or  the  Arrangement.   This  Agreement  has  been

duly  executed  and  delivered  by  each  of  Purchaser  and  Newco  and  constitutes  a  legal,

valid and binding obligation of  each of Purchaser  and  Newco enforceable against  them  in accordance  with  its  terms,  subject  to  the  qualification  that  such  enforceability  may  be limited  by  bankruptcy,  insolvency,  fraudulent  transfer,  reorganization,  moratorium  and other  Laws  of  general  application  relating  to  or  affecting  rights  of  creditors  and  that equitable  remedies,  including  specific  performance,  are  discretionary  and  may  not  be ordered.

(c)

Subsidiaries.     Purchaser   has   no   subsidiaries   other   than   Mobilotto   Inc.   and   Newco

(collectively,  with  Purchaser,  the  "Purchaser  Group")  and  Purchaser  owns,  directly  or

indirectly,  100%  of  the  outstanding  securities  of  each  of  such  subsidiaries.    All  of  the

outstanding  shares  and  all  other  ownership  interests  in  the  subsidiaries  of  Purchaser  are duly  authorized,  validly  issued,  fully  paid  and  non-assessable,  and  all  such  shares  and other  ownership  interests  held  directly  by  Purchaser,  are  owned  by  Purchaser  free  and clear  of  all  Encumbrances,  except  pursuant  to  restrictions  on  transfer  contained  in  the

articles of such subsidiary.   There are no rights of first refusal and similar rights restricting transfer  of  Purchaser  Shares  contained  in  shareholders,  partnership,  joint  venture  or similar  agreements  or  pursuant  to  existing  financing  arrangements  and  there  are  no outstanding  contractual  or  other  obligations  of  any  member  of  the  Purchaser  Group  to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them.

(d)

No  Conflict.   Except  as  disclosed  by  Purchaser  or  Newco  to  QAT  in  writing  prior  to  the date of this Agreement, or as contemplated by this Agreement:

(i)

the   execution,   delivery   and   performance   by   Purchaser   and   Newco   of   this

Agreement  and  the  consummation  of  the  Arrangement  do  not  and  will  not  (or would  not  with  the  giving  of  notice,  the  lapse  of  time  or  the  happening  of  any other  event  or  condition),  violate,  conflict  with  or  result  in  a  breach  of  (i)  any  of the articles, by-laws or other constating documents of Purchaser  or Newco, or (ii)

any  Law  applicable  to  Purchaser  or  Newco,  with  such  exceptions,  in  the  case  of clause  (ii),  as  would  not  reasonably  be  expected  to  have,  individually  or  in  the aggregate, a material adverse effect on Purchaser or Newco; and

(ii)

other  than  in  connection  with  or  in  compliance  with  the  provisions  of  Applicable

Laws in relation to the completion of the Arrangement or which are required to be fulfilled  post  Arrangement:  (A)  there  is  no  legal  impediment  to  Purchaser's  or

Newco's  consummation  of  the  Arrangement;  and  (B)  no  filing  or  registration  with,

or  authorization,  consent  or  approval  of,  any  Governmental  Authority  is  required of Purchaser or Newco in connection with the consummation of the Arrangement,

except   for   such   filings   or   registrations   which,   if   not   made,   or   for   such

authorizations,   consents   or   approvals   which,   if   not   received,   would   not,

individually  or  in  the  aggregate,  have  a  Material  Adverse  Effect  on  Purchaser  or

Newco,  or  significantly  impede  the  ability  of  Purchaser  or  Newco  to  consummate the Arrangement.

(e)

No  Business.   Newco  is  not  engaged  in  any  business  nor  is  it  a  party to  or  bound  by  any

Contract,  agreement,  arrangement,  instrument,  license,  permit  or  authority;  nor  does  it have  any liability,  contingent  or  otherwise,  other  than  pursuant  to  or  as  completed  by this

Agreement.

(f)

Litigation.   Except as Publicly Disclosed by Purchaser, there are no claims, actions, suits,

proceedings  or  investigations  by  Governmental  Authorities  in  existence  or  pending  or,  to the  knowledge  of  Purchaser  or  Newco,  threatened  or  for  which  there  is  a  reasonable basis,  affecting  or  that  would  reasonably  be  expected  to  affect  the  Purchaser  Group  or affecting  or  that  would  reasonably  be  expected  to  affect  any  of  its  property  or  assets  at law  or  equity  or  before  or  by  any  court  or  Governmental  Authority  which  claim,  action,

suit,  proceeding  or  investigation  involves  a  possibility  of  any  judgment  against  or  liability of  the  Purchaser  Group  which,  if  successful,  would  have  a  Material  Adverse  Effect  on

Purchaser  or  Newco,  or  would  significantly  impede  the  ability  of  Purchaser  or  Newco  to

consummate  the  transactions  contemplated  in  this  Agreement.   Neither  Purchaser  nor  or

Newco  is    subject  to  any  outstanding  order,  writ,  injunction  or  decree  that  has  had  or would  have  a  Material  Adverse  Effect  on  Purchaser  or  Newco  or  would  significantly impede  the  ability  of  Purchaser  or  Newco  to  consummate  the  transactions  contemplated in this Agreement.

(g)

Registration  Status.   Purchaser Shares are registered  pursuant to the U.S.  Exchange Act

and   Purchaser   is   in   material   compliance   with   all   applicable   U.S.   Securities   Laws.

Purchaser Shares trade through the over the counter United States quotation system.

(h)

Capitalization of  Purchaser.   The authorized capital of  Purchaser consists of  300,000,000

Purchaser  Shares,  with  a  par  value  of  $0.0001  per  share.   As  of  the  date  hereof,  there

are  issued  and  outstanding  152,379,630  Purchaser  Shares  and  no  other  shares  are

issued  and  outstanding.    Other  than  outstanding  Purchaser  Options  and  warrants  to acquire  additional  Purchaser  Shares  as  has  been  disclosed  by  Purchaser  to  QAT  during

its   due   diligence   process,   there   are   no   options,   warrants   or   other   rights,   plans,

agreements  or  commitments  of  any  nature  whatsoever  requiring  the  issuance,  sale  or transfer  by Purchaser  of  any securities  of  Purchaser  (including  Purchaser  Shares)  or  any securities  convertible  into,  or  exchangeable  or  exercisable  for,  or  otherwise  evidencing  a

right   to   acquire,   any   securities   of   Purchaser   (including   Purchaser   Shares).

All

outstanding  Purchaser  Shares  have  been  duly  authorized  and  validly  issued,  are  fully paid  and  non-assessable  and  are  not  subject  to,  nor  were  they  issued  in  violation  of,  any pre-emptive  rights  and  all  Purchaser  Shares  issuable  in  accordance  with  the  Plan  of

Arrangement  will  be  duly  authorized  and  validly  issued  as  fully  paid  and  non-assessable and will not be subject to any pre-emptive rights.

(i)

Capitalization  of  Newco.    The  authorized  capital  of  Newco  consists  of  an  unlimited

number  of   Newco  Common  Shares.     As  of   the   date  hereof,  there   are   issued   and

outstanding  10  Newco  Shares  and  no  other  shares  are  issued  and  outstanding.    All

outstanding  Newco  Shares  have  been  duly  authorized  and  validly  issued,  are  fully  paid and  non-assessable  and  are  not  subject  to,  nor  were  they  issued  in  violation  of,  any  pre-

emptive rights.

(j)

Equity   Monetization   Plans.     Other   than   in   respect   of   stock   options,   there   are   no

outstanding  stock  appreciation  rights,  phantom  equity,  profit  sharing   plans  or  similar

rights,   agreements,   arrangements   or   commitments   payable   to   any   employee   of

Purchaser and which are based upon the revenue, value, income or any other attribute of any member of the Purchaser Group.

(k)

Purchaser  Financial  Statements.   As  of  their  respective  dates,  the  Purchaser  Financial

Statements  did  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a material fact required to be stated therein or necessary to make the statements therein, in light  of  the  circumstances  in  which  they  were  made,  not  misleading  and  complied  in  all

material  respects  with  all  Applicable  Laws.     The  Purchaser  Financial  Statements  were

prepared  in  accordance  with  accounting  principles  generally  accepted  in  the  United

States,  except  as  otherwise  indicated  in  such  financial  statements  and  the  notes  thereto or,  in  the  case  of  audited  statements,  in  the  related  report  of  Purchaser's  independent auditors,  and  present  fairly,  in  accordance  with  accounting  principles  generally  accepted

in   the   United   States,   the   consolidated   financial   position,   statements   of   operations,

stockholders'  equity and  cash  flows  of  Purchaser  on  a  consolidated  basis  as  of  the  dates

thereof   and   for   the   periods   indicated   therein,   and   that   the   Purchaser   Financial

Statements  be  identified  as  those  of  a  development  stage  company.   There  has  been  no

material  change  in  Purchaser's  accounting  policies,  except  as  described  in  the  notes  to the Purchaser Financial Statements, since May 31, 2012.

(l)

Public  Record.    Since  May  31,  2012,  the  information  and  statements  set  forth  in  the

Public  Record  were  true,  correct  and  complete  in  all  material  respects  as  of  the  date  of such  information  and  statements  and  did  not  contain  any  untrue  statement  of  a  material fact or omit to state a material fact required to be stated therein or necessary to make the

statements   therein,   in   light   of   the   circumstances   in   which   they   were   made,   not

misleading.

(m)

Absence  of  Certain  Changes or  Events.   Except as  Publicly Disclosed  by Purchaser, and

except for the Arrangement  or  any action taken in accordance  with  this Agreement, since

May  31,  2012,  Purchaser  has  conducted  its  business  only  in  the  ordinary  course  of business  substantially consistent  with  past  practice;  and,  without  limiting  the  generality of the foregoing, except as Publicly Disclosed by Purchaser, there has not occurred:

(i)

an amendment or proposed amendment to the articles or by-laws of Purchaser;

(ii)

a Material Adverse Change with respect to Purchaser;

(iii)

any  material  damage,  destruction  or  loss  not  fully  covered  by  insurance  (subject to normal deductibles);

(iv)

any   redemption,   repurchase   or   other   acquisition   of   Purchaser   Shares   by

Purchaser,  or  any  declaration,  setting  aside  or  payment  of  any  dividend  or  other distribution  (whether  in  cash,  shares  or  property)  with  respect  to  the  Purchaser

Shares;

(v)

any  resolution  to  approve  a  split,  consolidation  or  reclassification  of  any  of  its outstanding Purchaser Shares;

(vi)

any  change  in  its  financial  accounting  methods,  policies  or  practices,  other  than

changes   required   by  accounting   principles   generally  accepted   in   the   United

States or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice; or

(vii)

any agreement by Purchaser to do any of the foregoing.

(n)

Governmental  Approvals.   The  execution,  delivery  and  performance  by  Purchaser  of  the

Arrangement  require  no  consent,  waiver  or  approval  or  any  action  by  or  in  respect  of,  or filing  with,  or  notification  to,  any  Governmental  Authority  other  than:  (i)  the  Interim  Order and  any  approvals  required  by  the  Interim  Order;  (ii)  the  Final  Order;  (iii)  disclosures  on

Form  8-K  in  accordance  with  the  U.S.  Exchange  Act;  (iv)  compliance  with  any  applicable

U.S.  Securities  Laws  and  stock  exchange  rules  and  policies;  and  (v)  any  consents,

waivers,  approvals,  actions,  filings  or  notifications,  the  absence  of  which  would  not  be reasonably expected  to materially impair or delay the  ability of  Purchaser to consummate the transactions contemplated by this Agreement.

(o)

Compliance  with  Laws.   Except  as  Publicly  Disclosed  by  Purchaser,  the  operations  and business  of  Purchaser  are  and  have  been  carried  out  in  compliance  and  not  in  violation of  any  Applicable  Laws,  other  than  non-compliance  or  violation  which,  individually  and  in the  aggregate,  would  not  reasonably  be  expected  to  have  a  Material  Adverse  Effect  on

Purchaser,  and  Purchaser  has  not  received  any  notice  of  any  alleged  violation  of  any

such   Laws   except   where   such   notice   would   not,   individually   or   in   the   aggregate,

reasonably be expected to have a Material Adverse Effect on Purchaser.

(p)

Taxes, etc.

(i)

All  material  Tax  Returns  required  to  be  filed  by  or  on  behalf  of  Purchaser  for periods  ended  on  and  prior  to  the  date  of  this  Agreement  by  Purchaser  have been  duly  filed  on  a  timely  basis  and  such  tax  returns  are  or  shall  be  at  the  time of filing, complete and correct in all material respects;

(ii)

Purchaser  has,  in  all  material  respects,  paid  or  has  withheld  and  remitted  to  the appropriate Taxing Authority all Taxes, including  any instalments or prepayments of  Taxes,  that  are  due  and  payable  whether  or  not  shown  as  being  due  on  any

Tax   Return,   or,   where   payment   is   not   yet   due,   Purchaser   has   established

adequate  accruals  in  conformity  with  U.S.  GAAP  in  the  Purchaser  Financial

Statements  for  the  period  covered  by  such  financial  statements  for  any  Taxes,

including  income  Taxes  and  related  future  Taxes,  if  applicable,  that  have  not been  paid,  whether  or  not  shown  as  being  due  on  any  Tax  Return.  Purchaser has,  in  all  material  respects,  made  adequate  provision  in  its  books  and  records for any Taxes accruing in respect of any period subsequent to the period covered by  such  financial  statements,  whether  or  not  shown  as  being  due  on  any  Tax

Return;

(iii)

no  material  deficiencies  exist  or  have  been  asserted  with  respect  to  Taxes  of

Purchaser or any of its subsidiaries that have not yet been settled; and

(iv)

none  of  Purchaser  or  its  subsidiaries  is  a  party  to  any  action  or  proceeding  for assessment or collection  of  Taxes, nor, to  the  knowledge of  Purchaser,  has such an  event  been  asserted  or  threatened  against  Purchaser  or  its  subsidiaries  or any  of  their  respective  assets  that  would  have  a  Material  Adverse  Effect  on

Purchaser.

(q)

No  Orders.   No  order,  ruling  or  determination  having  the  effect  of  suspending  the  sale  of,

or  ceasing  the  trading  of,  the  Purchaser  Shares  or  any  other  securities  of  Purchaser  has

been   issued   by   any   Governmental   Authority   and   is   continuing   in   effect   and   no

proceedings  for  that  purpose  have  been  instituted,  are  pending  or,  to  the  knowledge  of

Purchaser,   are   contemplated   or   threatened   under   any   Applicable   Laws   or   by   any

Governmental Authority.

(r)

Books  and  Records.   The  records  and  minute  books  of  each  of  Purchaser  and  Newco have  been  maintained  substantially  in  accordance  with  all  Applicable  Laws  and  are complete and accurate in all material respects.

(s)

Cash  on  Hand.   As  at  July  31,  2012,  the  amount  of  Purchaser's  cash  was  not  less  than

US $640,000.

(t)

Absence  of  Undisclosed  Liabilities.   Except  as  Publicly  Disclosed  by  Purchaser,  none  of

Purchaser  or  any  of  its  subsidiaries  has  any  material  liabilities  of  any  nature  (matured  or unmatured, fixed or contingent), other than:

(i)

those set forth or adequately provided for or disclosed in the most recent balance

sheet   and   associated   notes   thereto   included   in   the   Purchaser   Financial

Statements (the "Purchaser Balance Sheet");

(ii)

those  incurred  in  the  ordinary course  of  business  and  not  required  to  be  set  forth in the Purchaser Balance Sheet under U.S. GAAP;

(iii)

those  incurred  in the  ordinary course of  business since  the  date  of  the  Purchaser

Balance Sheet and consistent with past practice; or

(iv)

those incurred in connection with the execution of this Agreement.

(u)

Registration,   Exemption   Orders,   Licenses,   etc.     Purchaser   has   obtained   and   is   in

compliance  with  all  licenses,  permits,  certificates,  consents,  orders,  grants,  registrations,

recognition  orders,  exemptive  relief  orders,  no-action  relief  and  other  authorizations  of  or

from   any   Governmental   Authority   necessary   in   connection   with   the   conduct   of   its

business as it is now, individually  or in the aggregate,  being or proposed to  be conducted

(collectively,  the  "Governmental  Authorizations"),  except  where  the  failure  to  obtain  or be  in  compliance  could  not,  individually  or  in  the  aggregate,  reasonably  be  expected  to

have  a  Material  Adverse  Effect  on  Purchaser.   Such  Governmental  Authorizations  are  in

full  force  and  effect  in  accordance  with  their  terms,  and  no  event  has  occurred  or circumstance  exists  that  (with  or  without  notice  or  lapse  of  time)  may  constitute  or  result in  a  violation  of  any  such  Governmental  Authorization,  except  where  the  violation  would not,  individually  or  in  the  aggregate,  reasonably  be  expected  to  have  a  Material  Adverse

Effect  on  Purchaser.   No  proceedings  are  pending  or,  to  the  knowledge  of  Purchaser,

threatened,   which   could   result   in   the   revocation   or   limitation   of   any   Governmental

Authorization,  and  all  steps  have  been  taken  and  filings  made  on  a  timely  basis  with respect  to  each  Governmental  Authorization  and  its  renewal,  except  where  the  failure  to

take  such  steps  and  make  such  filings  would  not,   individually  or  in  the  aggregate,

reasonably be expected to have a Material Adverse Effect on Purchaser.

(v)

Restrictions  on  Business  Activities.    There  is  no  judgment,  injunction  or  order  binding

upon  any  member  of  the  Purchaser  Group  that  has  or  could  reasonably  be  expected  to have  the  effect  of  prohibiting,  restricting  or  impairing  its  business  in  any  material  respect or, individually or in the aggregate, have a Material Adverse Effect on Purchaser.

(w)

Insurance.    Purchaser  Group  maintains  insurance  policies  with  recognized  insurers  as are appropriate to its business in such amounts and against such risks as are customarily carried  and  insured  against  by  prudent  owners  of  comparable  business.  All  such  policies are in all  material respects in full force and effect in accordance with their terms.

(x)

Board  Approval.   The  Purchaser  Board  of  Directors  has  endorsed  the  Arrangement  and approved this Agreement and the Arrangement.

4.2

Representations and Warranties of QAT

QAT  represents  and  warrants  to  and  in  favour  of  each  of  Purchaser  and  Newco  and  acknowledges  that

Purchaser  and  Newco  are  relying  upon  such  representations  and  warranties  in  connection  with  the matters contemplated by this Agreement and the Arrangement.

(a)

Organization   and   Qualification.     Each   member   of   the   QAT   Group   has   been   duly

incorporated,  amalgamated  or  created,  as  the  case  may  be,  and  is  validly  subsisting under the Laws of its jurisdiction of formation and has the requisite power and authority to own  its  assets  and  properties  as  now  owned  and  to  carry  on  its  business  as  now

conducted.   Each  member  of  the  QAT  Group  is  duly  registered  or  authorized  to  conduct its  affairs  or  do  business,  as  applicable,  and  each  is  in  good  standing  in  each  jurisdiction in  which  the  character  of  its  assets  and  properties,  owned,  leased,  licensed  or  otherwise held,  or  the  nature  of  its  activities  makes  such  registration  or  authorization  necessary,

except  where  the  failure to  be so  registered  or  authorized  would not,  individually  or in  the

aggregate,  have  a  Material  Adverse  Effect  on  QAT.   Copies  of  the  constating  documents

of  each  member  of  the  QAT  Group  provided  to  Purchaser,  together  with  all  amendments to  date,  are  accurate  and  complete  as  of  the  date  hereof  and  have  not  been  amended  or superseded.

(b)

Authority  Relative   to   this   Agreement.     QAT   has   the   requisite   corporate   power   and

authority  to  execute  this  Agreement  and  to  carry  out  its  obligations  hereunder.    The

execution   and   delivery   of   this   Agreement   and   the   consummation   by   QAT   of   the

transactions  contemplated  by  the  Arrangement  has  been  duly  authorized  by  the  QAT

Board  of  Directors  and,  subject  to  the  requisite  approval  of  the  QAT  Shareholders  and the  obtaining  of  the  Final  Order,  no  other  proceedings  on  the  part  of  QAT  are  necessary

to   authorize   this   Agreement   or   the   Arrangement.     This   Agreement   has   been   duly

executed  and  delivered  by  QAT  and  constitutes  a  legal,  valid  and  binding  obligation  of

QAT  enforceable  against  it  in  accordance  with  its  terms,  subject  to  the  qualification  that

such   enforceability   may   be   limited   by   bankruptcy,   insolvency,   fraudulent   transfer,

reorganization,  moratorium  and  other  Laws  of  general  application  relating  to  or  affecting

rights   of   creditors   and   that   equitable   remedies,   including   specific   performance,   are

discretionary and may not be ordered.

(c)

Subsidiaries.   QAT  has  no  subsidiaries  other  than  as  disclosed  in  the  Disclosure  Letter

(collectively,  with  QAT,  the  "QAT  Group")  and  QAT  owns,  directly  or  indirectly,  100%  of

the outstanding securities of  each of such subsidiaries.   All of  the outstanding shares and

all  other  ownership  interests  in  the  subsidiaries  of  QAT  are  duly  authorized,  validly issued,  fully  paid  and  non-assessable,  and  all  such  shares  and  other  ownership  interests held  directly  by  QAT,  are  owned  by  QAT  free  and  clear  of  all  Encumbrances,  except

pursuant to restrictions on transfer contained in the articles of such subsidiary.   There are

no  rights  of  first  refusal  and  similar  rights  restricting  transfer  of  QAT  Shares  contained  in shareholders,  partnership,  joint  venture  or  similar  agreements  or  pursuant  to  existing financing  arrangements  and  there  are  no  outstanding  contractual  or  other  obligations  of any  member  of  the  QAT  Group  to  repurchase,  redeem  or  otherwise  acquire  any  of  their respective  securities  or  with  respect  to  the  voting  or  disposition  of  any  outstanding securities of any of them.

(d)

No  Conflict.   Except  as  disclosed  by  QAT  to  Purchaser  in  the  Disclosure  Letter,  or  as

contemplated by this Agreement:

(i)

the  execution,  delivery  and  performance  by  QAT  of  this  Agreement  and  the consummation  of  the  Arrangement  do  not  and  will  not  (or  would  not  with  the

giving  of   notice,  the   lapse  of   time  or  the  happening  of   any  other   event   or

condition),  violate,  conflict  with  or  result  in  a  breach  of  (i)  any  of  the  articles,  by-

laws  or  other  constating  documents  of  QAT,  or  (ii)  any  Law  applicable  to  QAT,

with  such  exceptions,  in  the  case  of  clause  (ii),  as  would  not  reasonably  be expected  to  have,  individually  or  in  the  aggregate,  a  material  adverse  effect  on

QAT; and

(ii)

other  than  in  connection  with  or  in  compliance  with  the  provisions  of  Applicable

Laws in relation to the completion of the Arrangement or which are required to be

fulfilled   post   Arrangement,   and   except   for   the   requisite   approval   of   QAT

Shareholders   and   the   obtaining   of   the   Final   Order:   (A)   there   is   no   legal

impediment  to  QAT's  consummation  of  the  Arrangement;  and  (B)  no  filing  or registration  with,  or  authorization,  consent  or  approval  of,  any  Governmental

Authority   is   required   of   QAT   in   connection   with   the   consummation   of   the

Arrangement,  except  for  such  filings  or  registrations  which,  if  not  made,  or  for such  authorizations,  consents  or  approvals  which,  if  not  received,  would  not,

individually  or  in  the  aggregate,  have  a  Material  Adverse  Effect  on  QAT,  or significantly impede the ability of QAT to consummate the Arrangement.

(e)

Litigation.   Except as set forth in the Disclosure Letter,  there are no claims, actions, suits,

proceedings  or  investigations  by  Governmental  Authorities  in  existence  or  pending  or,  to the  knowledge  of  QAT,  threatened  or  for  which  there  is  a  reasonable  basis,  affecting  or that  would  reasonably  be  expected  to  affect  the  QAT  Group  or  affecting  or  that  would reasonably be expected to affect any of its property or assets at law or equity or  before or

by   any   court   or   Governmental   Authority   which   claim,   action,   suit,   proceeding   or

investigation  involves  a  possibility  of  any  judgment  against  or  liability  of  the  QAT  Group which,  if  successful,  would  have  a  Material  Adverse  Effect  on  QAT,  or  would  significantly

impede   the   ability   of   QAT   to   consummate   the   transactions   contemplated   in   this

Agreement.   QAT  is  not  subject  to  any  outstanding  order,  writ,  injunction  or  decree  that has  had  or  would  have  a  Material  Adverse  Effect  on  QAT  or  would  significantly  impede the ability of QAT to consummate the transactions contemplated in this Agreement.

(f)

Taxes, etc.

(i)

All material Tax Returns required to be filed by or on behalf of any member of the

QAT  Group  for  periods  ended  on  and  prior  to  the  date  of  this  Agreement  have been duly filed on a timely basis and such Tax Returns are or shall be at the time

of  filing,  correct  in  all  material  respects.   All  Taxes  shown  to  be  payable  on  such

Tax Returns  or  on  subsequent  assessments  with  respect  thereto  have  been  paid in full on a timely basis, and no other material Taxes are payable by any member of the QAT Group with respect to items or periods covered by such Tax Returns;

(ii)

except as set forth in the  Disclosure Letter,  each member of  the QAT  Group has,

in  all  material  respects,  paid  or  has  withheld  and  remitted  to  the  appropriate

Taxing  Authority  all  Taxes,  including  any  instalments  or  prepayments  of  Taxes,

that are  due and payable  whether or not shown as being due on any Tax Return,

or,  where  payment  is  not  yet  due,  the  QAT  Group  has  established  adequate accruals  in  conformity  with  Canadian  GAAP  in  the  QAT  Financial  Statements  for

the  period  covered  by  such  financial  statements  for  any  Taxes,  including  income

Taxes and related future Taxes, if applicable, that have not been paid, whether or not  shown  as  being  due  on  any  Tax  Return.  The  QAT  Group  has,  in  all  material respects, made adequate  provision  or disclosure  in  its  books and records  for any

Taxes  accruing  in  respect  of  any  period  subsequent  to  the  period  covered  by such  financial  statements,  whether  or  not  shown  as  being  due  on  any  Tax

Return;

(iii)

except  as  set  forth  in  the  Disclosure  Letter,  Purchaser  has  been  furnished  by

QAT  with  true  and  complete  copies  of:  (A)  material  portions  of  income  tax  audit reports,  statement  of  deficiencies,  closing  or  other  agreements  received  by  any member of  the QAT  Group  relating  to the Taxes for any taxable period  beginning within  three  (3)  years  from  the  date  hereof;  and  (B)  any  material  Tax  Returns  for each member of  the QAT  Group for  any taxable  period beginning  within  three  (3)

years from the date hereof;

(iv)

no  material  deficiencies  exist  or  have  been  asserted  with  respect  to  Taxes  of

QAT  or  any  of  its  subsidiaries  that  have  not  yet  been  settled,  including  without limitation  any  Taxes  which  may  arise  from  transactions  amongst  parties  who  do not deal with each other at arm's length for purposes of applicable Tax Laws;

(v)

no  member  of  the  QAT  Group  is  a  party  to  any  tax  sharing,  tax  indemnity  or  tax allocation  agreement  or  arrangement  and  no  member  of  the  QAT  Group  has  or could  have  any  material  liabilities  or  obligations  in  respect  of  Taxes  under  any such  tax  sharing,  tax  indemnity  or  tax  allocation  agreement.  No  material  liability

(or  reasonable  claim  of  material  liability)  shall  arise  under  any  tax  sharing,  tax indemnity  or  tax  allocation  agreement  or  arrangement  or  as  a  result  of  this transaction;

(vi)

no   member   of   the   QAT   Group   is   a   party   to   any   action   or   proceeding   for

assessment or collection of  a material amount of  Taxes, nor, to  the knowledge of

QAT,  has  such  an  event  been  asserted  in  writing  by  any Governmental  Authority or  threatened  against  QAT  or  its  subsidiaries  or  any  of  their  respective  assets that  would  have,  individually  or  in  the  aggregate,  a  Material  Adverse  Effect  on

QAT.   No  waiver  or  extension  of  any statute  of  limitations  is  in  effect with  respect

to material Taxes or material Tax Returns of QAT  or its subsidiaries.   No audit by

Taxing Authorities of  QAT  or its subsidiaries is in process or, to the knowledge of

QAT, pending; and

(vii)

the   Disclosure   Letter   contains   a   list   of   all   jurisdictions   (whether   foreign   or

domestic) in which any member of the QAT Group has filed a Tax Return.

(g)

Reporting  Issuer  Status.   QAT  is  a  "reporting  issuer"  in  the  provinces  of  Ontario,  Alberta

and   British   Columbia   and   is   in   material   compliance   with   all   Applicable   Canadian

Securities Laws therein and the outstanding QAT Shares are listed and posted for trading

on  the  CNSX   and   trade  through  the   over  the  counter   United   States   bulletin  board

quotation system.

(h)

Capitalization.    As  of  the  date  hereof,  the  authorized  capital  of  QAT  consists  of  an unlimited number of QAT Shares and an unlimited number of QAT Class B Shares.  As of the  date  hereof,  there  are  issued  and  outstanding  267,857,344  QAT  Shares,  299,465

QAT  Class  B  Series  1  Shares  and  no  other  shares  are  issued  and  outstanding.   Other

than  QAT  Options  to  acquire  up  to   33,463,099  QAT  Shares,  there  are  no  options,

warrants  or  other  rights,  plans,  agreements  or  commitments  of  any  nature  whatsoever requiring  the  issuance,  sale  or  transfer  by  QAT  of  any  securities  of  QAT  (including  QAT

Shares)   or   any   securities   convertible   into,   or   exchangeable   or   exercisable   for,   or

otherwise  evidencing  a  right  to  acquire,  any  securities  of  QAT  (including  QAT  Shares).

All  outstanding  QAT  Shares  have  been  duly  authorized  and  validly  issued,  are  fully  paid and  non-assessable  and  are  not  subject  to,  nor  were  they  issued  in  violation  of,  any  pre-

emptive   rights   and   all   QAT   Shares   issuable   upon   the   exercise   of   QAT   Options   in

accordance  with  the  terms  of  such  options  will  be  duly  authorized  and  validly  issued  as

fully  paid  and  non-assessable  and  will  not  be  subject  to  any  pre-emptive  rights.   Other

than   the   QAT   Shares,   there   are   no   securities   of   any   member   of   the   QAT   Group

outstanding  which  have  the  right  to  vote  generally  (or,  except  for  the  QAT  Options,  are exercisable  or  convertible  into  or  exchangeable  for  securities  having  the  right  to  vote generally) with the QAT Shareholders on any matter.

(i)

Equity Monetization Plans.   Except as set forth in the Disclosure Letter and other than the

QAT  Options,  there  are  no  outstanding  stock  appreciation  rights,  phantom  equity,  profit sharing  plans  or  similar  rights,  agreements,  arrangements  or  commitments  payable  to any employee of QAT and which are based upon the revenue, value, income or any other attribute of any member of the QAT Group.

(j)

No  Orders.   No  order,  ruling  or  determination  having  the  effect  of  suspending  the  sale  of,

or ceasing the trading of, the QAT Shares or any other securities of QAT has been issued by  any  Governmental  Authority  and  is  continuing  in  effect  and  no  proceedings  for  that

purpose   have   been   instituted,   are   pending   or,   to   the   knowledge   of   QAT,   are

contemplated  or  threatened  under  any  Applicable  Laws  or  by  any  other  Governmental

Authority.

(k)

Reports.    As  of  their  respective  dates:    (i)  the  QAT  Financial  Statements;  (ii)  QAT's

information  circular  dated  April  9,  2012;  and  (iii)  all  QAT  press  releases,  material  change

reports   and   business   acquisition   reports   filed   with   the   Securities   Authorities   since

December  31,  2011,  did  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to state  a  material  fact  required  to  be  stated  therein  or  necessary  to  make  the  statements therein,  in  light  of  the  circumstances  in  which  they  were  made,  not  misleading  and complied in all material respects with all Applicable Laws.  The QAT Financial Statements

were   prepared   in   accordance   with   IFRS   (except   (i)   as   otherwise   indicated   in   such

financial  statements  and  the  notes  thereto  or,  in  the  case  of  audited  statements,  in  the related  report  of  QAT's  independent  auditors  or  (ii)  in  the  case  of  unaudited  interim statements,  to  the  extent  they  may  not  include  footnotes,  are  subject  to  normal  year-end

adjustments   or   may   be   condensed   or   summary  statements),   and   present   fairly,   in

accordance  with  IFRS,  the  consolidated  financial  position,  results  of  operations  and changes  in  financial  position  of  QAT  on  a  consolidated  basis  as  of  the  dates  thereof  and for  the  periods  indicated  therein  (subject,  in  the  case  of  any  unaudited  interim  financial statements,  to  normal  year-end  audit  adjustments)  and  reflect  appropriate  and  adequate

reserves in respect of  contingent liabilities, if  any, of  QAT  on a consolidated basis.   There

has  been  no  material  change  in  QAT  accounting  policies,  except  as  described  in  the

notes   to   the   QAT   Financial   Statements,   since   December   31,   2011.     QAT   has   not

prepared   any   financial   statements   subsequent   to   the   most   recent   QAT   Financial

Statements.    QAT  has  not  filed  any  prospectuses  or  other  offering  document  used  by

QAT  in  the  offering  of  its  securities  with  the  Securities  Authorities  since  December  31,

2011.

(l)

Books  and  Records.    The  financial  books,  records  and  accounts  of  each  member  of  the

QAT  Group,  in  all  material  respects,  (i)  have  been  maintained  in  accordance  with  good business  practices  on  a  basis  consistent  with  prior  years,  (ii)  are  stated  in  reasonable detail  and  accurately  and  fairly  reflect  the  material  transactions  and  dispositions  of  the assets  of  the  QAT  Group  and  (iii)  accurately  and  fairly  reflect  the  basis  for  the  QAT

Financial  Statements.   The  corporate  records  and  minute  books  of  each  member  of  the

QAT  Group  have  been  maintained  substantially  in  compliance  with  Applicable  Laws  and are  complete  and  accurate  in  all  material  respects,  and  full  access  thereto  has  been provided to Purchaser.

(m)

Cash  and  Accounts  Receivable.   As  at  July  31,  2012  the  amount  of  QAT's  cash  was  not less  than  $234,000  and  the  amount  of  QAT's  accounts  receivable  was  not  less  than

$9,000.

(n)

Absence  of  Certain  Changes  or  Events.   Except  as  set  forth  in  the  Disclosure  Letter,  and

except for the Arrangement  or any action taken in accordance  with  this Agreement, since

June 30,  2012, the  business of  QAT  Group has been  conducted in the ordinary course of business  consistent  with  past  practice,  except  for  the  transactions  contemplated  by  this

Agreement,  and  there  has  not  been  any  event,  occurrence,  fact,  effect  or  circumstance that has had or  would reasonably be  expected to  have, individually or in  the  aggregate,  a

Material Adverse Effect.

(o)

Registration,  Exemption  Orders,  Licenses,  etc.   QAT  has  obtained  and  is  in  compliance

with  all  licenses,  permits,  certificates,  consents,  orders,  grants,  registrations,  recognition orders,  exemptive  relief  orders,  no-action  relief  and  other  authorizations  of  or  from  any

Governmental  Authority  necessary  in  connection  with  the  conduct  of  its  business  as  it  is now, individually or in the aggregate, being or proposed to be conducted (collectively, the

"Governmental  Authorizations"),  except  where  the  failure  to  obtain  or  be  in  compliance could  not,  individually  or  in  the  aggregate,  reasonably  be  expected  to  have  a  Material

Adverse  Effect  on  QAT.   Such  Governmental  Authorizations  are  in  full  force  and  effect  in accordance  with  their  terms,  and  no  event  has  occurred  or  circumstance  exists  that  (with or  without  notice  or  lapse  of  time)  may  constitute  or  result  in  a  violation  of  any  such

Governmental  Authorization,  except  where  the  violation  would  not,  individually  or  in  the

aggregate,  reasonably  be  expected  to  have  a  Material  Adverse  Effect  on  QAT.    No

proceedings  are  pending  or,  to  the  knowledge  of  QAT,  threatened,  which  could  result  in the  revocation  or  limitation  of  any  Governmental  Authorization,  and  all  steps  have  been taken and filings made on a timely basis with respect to each Governmental Authorization and  its  renewal,  except  where  the  failure  to  take  such  steps  and  make  such  filings  would not,  individually  or  in  the  aggregate,  reasonably  be  expected  to  have  a  Material  Adverse

Effect on QAT.

(p)

Compliance  with  Laws.   The operations and  business of  each member of  the QAT  Group is  and  has  been  carried  out  in  compliance  with  and  not  in  violation  of  any  Applicable

Laws,  other  than  non-compliance  or  violation  which  would  not,  individually  or  in  the aggregate,  reasonably  be  expected  to  have  a  Material  Adverse  Effect  on  QAT,  and  QAT has  not  received  any  notice  of  any  alleged  violation  of  any  such  Laws  other  than  where such notice would not reasonably be expected to have a Material Adverse Effect on  QAT.

(q)

Restrictions  on  Business  Activities.    There  is  no  judgment,  injunction  or  order  binding

upon  any  member  of  the  QAT  Group  that  has  or  could  reasonably  be  expected  to  have the  effect  of  prohibiting,  restricting  or  impairing  its  business  in  any  material  respect  or,

individually or in the aggregate, have a Material Adverse Effect on QAT.

(r)

Non-Arm's Length Transactions.  Except as set forth in the Disclosure Letter, there are no material  Contracts  or  other  material  transactions  currently  in  place  between  any  member of  the  QAT  Group,  on  the  one  hand,  and  (i)  any  officer  or  director  of  a  member  of  QAT,

(ii)  any  holder  of  record  or  beneficial  owner  of  10%  or  more  of  the  voting  securities  of

QAT  or  (iii)  any  affiliate  of  any  such  officer,  director  or  beneficial  owner,  on  the  other hand.

(s)

Intellectual Property.

(i)

Other  than  as  set  forth  in  the  Disclosure  Letter,  QAT  either  owns  exclusively  or has  all  requisite  rights  and  licenses  in  and  to  the  Intellectual  Property  and  the

Intellectual  Property  Rights  relating  thereto,  free  and  clear  of  all  encumbrances,

liens, charges, security interests, claims and restrictions.

(ii)

QAT  has  taken  all  commercially  reasonable  steps  to  maintain  the  confidentiality of  and  otherwise  protect  and  enforce  its  rights  in  all  proprietary  information pertaining  to  QAT  and  the  Intellectual  Property  and  the  Intellectual  Property

Rights relating thereto.

(iii)

Neither the  Intellectual Property,  nor any activity of  QAT  and/or of  its subsidiaries in  relation  to  the  Intellectual  Property,  including  the  development,  reproduction,

use,   and   sale   or   distribution,   of   all   or   any   part   thereof,   infringes   upon,   or

misappropriates, the Intellectual Property Rights of any Person.

(iv)

No  proprietary  technology,  trade  secrets  or  Intellectual  Property  Rights  of  any third Person from  which QAT has not secured a subsisting, valid and enforceable license are incorporated in the Intellectual Property.

(v)

No   claim   has   been   made   or   threatened,   and   there   are   no   claims   that   are

anticipated,  against  QAT,  or  any  subsidiary  or  predecessor  of  QAT,  that  the

Intellectual  Property  Rights  of  any  third  Person,  have  been  infringed  by  QAT,  by any  subsidiary  or  predecessor  of  QAT,  or  by  any  person  for  whom  QAT  or  its subsidiaries  are  legally  or  contractually  responsible,  nor  has  any  claim  been made  or  threatened  seeking  to  challenge,  deny  or  restrict  the  development,  use,

license,  sublicense,  distribution,  display,  copying,  transmission  or  creation  of

derivative   works   of   any   of   the   Intellectual   Property,   or   the   making,   using,

licensing,   selling   or   exploiting   of   the   Intellectual   Property   or   the   Intellectual

Property Rights relating thereto by QAT, or by its subsidiaries.

(vi)

QAT  is  not,  and  has  never  been,  a  member  or  promoter  of,  or  contributor  to,  any industry  standard  body  or  similar  organization  that  could  require  or  obligate  QAT to  grant  or  offer  to  any  other  Person  any  license  or  right  to  the  Intellectual

Property.

(vii)

QAT  has  never  infringed  (directly,  contributorily,  by  inducement  or  otherwise),

misappropriated,  or  otherwise  violated  or  made  unlawful  use  of  any  Intellectual

Property Right of any other Person or engaged in unfair competition.

(viii)

Neither  QAT  nor  any  of  its  subsidiaries  have  received  notice  of,  nor  does  QAT nor  any  of  its  subsidiaries  have  any  knowledge  of,  any  registrar  proceeding  or

third  Person  oppositions  having  been  commenced  or  threatened  against   the

Intellectual    Property    or    the    Intellectual    Property    Rights    registrations    or

applications  related  thereto.  All  fees  to  maintain  such  Intellectual  Property  Rights related  thereto,  including  registration,  maintenance  and  prosecution  fees,  and  all invoiced professional fees incurred in connection therewith, have been paid.

(ix)

The  Intellectual  Property  includes  all  of  the  Intellectual  Property  used  in,  or reasonably  required  to  utilize,  the  Intellectual  Property  as  now  utilized  and  as currently  planned  to  be  utilized,  and  all  Intellectual  Property  required  for  any products or services under development by QAT as of the date hereof.

(x)

Except  as  set  forth  in  the  Disclosure  Letter,  all  of  the  employees  and  past

employees   of   QAT   and   its   subsidiaries   and   all   of   the   present   and   past

consultants,   contractors   and   agents   of   QAT   and   its   subsidiaries   performing

services  relating  to  the  development,  modification  or  support  of  the  Intellectual

Property  have  entered  into  a  written  agreement  assigning  to  QAT  all  right,  title and  interest  in  and  to  all  such  Intellectual  Property  and  the  Intellectual  Property

Rights   relating   thereto   and   providing   a   waiver   of   all   moral   rights   to   such

Intellectual  Property  and  related  Intellectual  Property  Rights,  developed,  created,

conceived  or  reduced  to  practice  in  the  course  of  their  employment  or,  in  the case of consultants, contractors and agents, in the course of their performance of

services  on  behalf  of  QAT  or  its  subsidiaries.   Each  of  the  employees,  and  each

of  such  consultants,  contractors  and  agents,  has  executed  a  proprietary  rights agreement  in  QAT's  standard  form,  a  true  and  complete  copy  of  which  has  been

provided  to  Purchaser.    All  above  referenced  agreements  constitute  valid  and binding obligations of the parties thereto.

(xi)

No   Person   has   interfered   with,   infringed   upon,   misappropriated,   illegally

exported,  or  violated  any  rights  with  respect  to  the  Intellectual  Property  or  the

Intellectual Property Rights relating thereto.

(xii)

All  Intellectual  Property  Rights  owned  by  or  licensed  to  QAT,  or  associated  with the Intellectual Property, are subsisting, valid and enforceable and have not been

abandoned,  adjudged invalid  or unenforceable,  in  whole  or in  part.   Neither QAT,

nor  any  of  its  subsidiaries,  have  received  any  notice,  demand,  advice  or  any

opinion   that   any  of   their   respective   Intellectual   Property  Rights,   are   invalid,

infringe,   or   may  infringe,   the   rights   of   third   parties,   or   are   unregistrable   or

unenforceable, in whole or in part.

(xiii)

No funding, facilities, or personnel of any Governmental Authority or any public or private  university,  college,  or  other  educational  or  research  institution  were  used,

directly  or  indirectly,  to  develop  or  create,  in  whole  or  in  part,  the  Intellectual

Property.

(xiv)

QAT  is  entitled  to  make,  use,  sell,  transmit,  display,  copy,  reproduce,  develop,

distribute,  bundle,  modify,  create  derivative  works,  market,  license,  sublicense and  assign  the  Intellectual  Property,  and  otherwise  fully  exploit  the  Intellectual

Property   and   all   rights   related   thereto.     With   respect   to   each   license   or

agreement  by  which  QAT  has  obtained  the  rights  to  exploit,  in  any  way,  the

Intellectual  Property  Rights  of  any  other  person,  including  the  rights  to  make,

use,  sell,  transmit,  display,  copy,  reproduce,  develop,  distribute,  bundle,  modify,

create   derivative   works,   market,   license,   sublicense   or   assign   Intellectual

Property  or  by  which  QAT  has  granted  to  any  third  Person  the  right  to  so  exploit

Intellectual Property:

(A)

such  license  or  agreement  is  in  full  force  and  effect  and  is  legal,  valid,

binding and enforceable  in  accordance  with its terms, and represents the entire  agreement  between  the  parties  thereto  with  respect  to  the  subject matter thereof;

(B)

such  license  or  agreement  will  not  cease  to  be  legal,  valid,  binding  and enforceable  and  in  full  force  and  effect  on  the  terms  identical  to  those currently  in  effect  as  a  result  of  the  consummation  of  the  transactions

contemplated   by   this   Agreement,   nor   will   the   consummation   of   the

transactions   contemplated   by  this   Agreement   constitute   a   breach   or

default  under  such  license  or  agreement,  or  otherwise  give  any  party thereto a right to terminate or amend such license or agreement;

(C)

with respect to each such license or agreement:

(1)

QAT  has  not  received  any  notice  of  termination  or  cancellation under  such  license  or  agreement,  and  no  party  thereto  has  any

right    of    termination    or    cancellation    thereunder    except    in

accordance with its terms;

(2)

neither  QAT  nor  its  subsidiaries  have  received  any  notice  of  a breach  or  default  under  such  license  or  agreement  which  breach or default has not been cured; and

(3)

neither   QAT   nor   its   subsidiaries   have   granted   to   any   other

person  any  rights  adverse  to,  or  in  conflict  with,  such  license  or agreement;

(D)

no  person  has  revoked  the  right  of  QAT  to  so  exploit  the  intellectual

property   owned   or   controlled   by   such   person,   including   any   such

intellectual  property  associated  with  or  incorporated  in  the  Intellectual

Property;

(E)

Other   than   in   respect   of   the   memorandum   of   understanding   dated

June 15,  2012  between  Purchaser  and  QAT  to  jointly  commercialize  a family  of  securities  tracking  mobile  applications  called  Market  Sentiment

Navigator  ('MSNav')  and  other  than  in  respect  of  the  Commercialization

Agreement,   QAT   does   not   have   any   obligation   to   compensate   any

person   for   the   development,   use,   sale   or   full   exploitation   of   the

Intellectual  Property  and  has  not  granted  to  any  person  any  license,

option   or   other   rights   to   develop,   use,   sell,   license,   sub-license   or

otherwise exploit in any manner the Intellectual Property; and

(F)

no  other  party  to  such  license  or  agreement  is  in  breach  or  default thereof  and  no  event  has  occurred  that,  with  notice  or  lapse  of  time

would   constitute   such   a   breach   or   default   or   permit   termination,

modification or acceleration under such license or agreement.

(xv)

Neither  QAT  nor  any  of  its  subsidiaries  have  received  notice  of,  nor  does  QAT nor  any  of  its  subsidiaries  have  any  knowledge  of,  any  law,  regulation,  order,

action  or  proceeding  that  restricts,  or  that  is  reasonably  expected  to  restrict  in any  manner,  the  development,  use,  export,  import,  transfer  or  licensing  of  any  of the  Intellectual  Property  or  that  could  reasonably  be  expected  to  affect  the validity, use, registration or enforceability of any of the same.

(xvi)

There  is  no  outstanding  claim  to  ownership,  contract,  commitment,  option  or  any other  right  of  any Person,  either  written  or  oral,  express  or  implied,  binding  upon,

or  which  at  any  time  in  the  future  may  become  binding  upon,  QAT  to  sell,

transfer,  assign,  or  in  any  other  way  dispose  of,  or  subject  to  any  lien,  pledge,

charge,  security  interest  or  other  encumbrance,  any  of  its  Intellectual  Property

Rights in and to the Intellectual Property.

(t)

Property.   Each  of  QAT  and  its  subsidiaries  has  good  and  marketable  title  to  all  personal property  owned  by  it  and  used  in  its  business  as  currently  conducted,  in  each  case  free and  clear  of  all  Encumbrances  except  as  set  forth  in  the  Disclosure  Letter  and  other  than such security interests and  pledges as  have been  granted to  QAT's  principal  lender or as would  not  materially  affect  the  value  of  such  property,  and  do  not  interfere  with  the  use made and proposed to be  made of  such property by QAT  and its subsidiaries, taken as a whole;  and  any  real  property  and  buildings  held  under  lease  by  QAT  or  any  of  its

subsidiaries   is   held   by  it   under   valid,   subsisting   and   enforceable   leases   with   such

exceptions  as  are  not  material  and  do  not  materially  interfere  with  the  use  made  or proposed to be made of such property and buildings by QAT and its subsidiaries.

(u)

Public  Record.   The  information  and  statements  set  forth  in  QAT's  Public  Record  since

December  31,  2011  were  true,  correct  and  complete  in  all  material  respects  as  of  the date  of  such  information  and  statements  and  did  not  contain  any  untrue  statement  of  a material  fact  or  omit  to  state  a  material  fact  required  to  be  stated  therein  or  necessary  to make  the  statements  therein,  in  light  of  the  circumstances  in  which  they  were  made,  not misleading.

(v)

Absence  of  Undisclosed  Liabilities.    None  of  QAT  or  any  of  its  subsidiaries  has  any

material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)

those  set  forth  or  adequately  provided  for  in  the  most  recent  balance  sheet  and associated  notes  thereto  included  in  the  QAT  Financial  Statements  (the  "QAT

Balance Sheet");

(ii)

those  incurred  in  the  ordinary course  of  business  and  not  required  to  be  set  forth in the QAT Balance Sheet under Canadian GAAP;

(iii)

those  incurred  in  the  ordinary  course  of  business  since  the  date  of  the  QAT

Balance Sheet and consistent with past practice; and

(iv)

those incurred in connection with the execution of this Agreement.

(w)

Employee  Benefit  Plans.    QAT  has  provided  to  Purchaser  true,  complete  and  correct copies  of  all  of  the  employee  benefits  plans  (collectively,  the  "QAT  Plans")  covering active,  former  or  retired  employees  of  each  member  of  the  QAT  Group,  any  related  trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each QAT Plan has been maintained and administered in material compliance with its terms and is, to the extent  required  by  Applicable  Law  or  contract,  fully  funded  without  having  any  deficit  or unfunded  actuarial  liability  or  adequate  provision  has  been  made  therefor;  (ii)  all  required employer  contributions  under  any  such  plans  have  been  made  and  the  applicable  funds have  been  funded  in  accordance  with  the  terms  thereof;  (iii)  each  QAT  Plan  that  is required  or  intended  to  be  qualified  under  Applicable  Law  or  registered  or  approved  by  a

Governmental  Authority has  been  so  qualified,  registered  or  approved  by the  appropriate

Governmental  Authority,  and  to  the  knowledge  of  QAT,  nothing  has  occurred  since  the date  of  the  last  qualification,  registration  or  approval  to  adversely  affect,  or  cause,  the appropriate  Governmental  Authority to  revoke  such  qualification,  registration  or  approval;

(iv)  to  the  knowledge  of  QAT,  there  are  no  pending  or  anticipated  material claims against

or  otherwise  involving  any  of   the  QAT   Plans  and   no  suit,  action  or  other   litigation

(excluding  claims  for  benefits  incurred  in  the  ordinary  course  of  QAT  Plan  activities)  has been  brought  against  or  with  respect  to  any  QAT  Plan;  (v)  all  material  contributions,

reserves  or  premium  payments  required  to  be  made  to  the  QAT  Plans  have  been  made or  provided  for;  and  (vi)  no  member  of  the  QAT  Group  has  any  material  obligations  for retiree health and life benefits under any QAT Plan.

(x)

Brokers  and Finders.   QAT  has not retained nor will it retain any financial advisor,  broker,

agent  or  finder  or  paid  or  agreed  to  pay  any  financial  advisor,  broker,  agent  or  finder  on account  of  this  Agreement,  any  transaction  contemplated  hereby  or  any  transaction presently  ongoing  or  contemplated,  except  that  Lorovest  Corp.  has  been  retained  as

QAT's  financial  advisor  to  provide  the  fairness  opinion  referred  to  in  subsection  4.2(z).

QAT   has  delivered  to   Purchaser  a  true  and  complete  copy  of   its  agreements  with

Lorovest   Corp.   and   QAT   hereby   agrees   not   to   amend   such   agreements   without

Purchaser's  consent.    There  are  no  fees  payable  to  such  advisor  other  than  those disclosed in such agreements.

(y)

Employment  and  Officer  Obligations.   Other  than  as  disclosed  in  the  Disclosure  Letter,

there   are   no   existing   health   plan   or   pension   obligations   or   other   employment   or

consulting services  agreements, termination, severance and retention  plans or policies of

any  member  of  the  QAT  Group.    The  obligations  of  the  QAT  Group  under  all  such

employment  or  consulting  services  agreements,  termination,  severance  plans  or  policies for severance,  termination  or bonus payments or  any other  payments related  to  any QAT incentive  plan,  arising  out  of  or  in  connection  with  the  Arrangement,  shall  not  exceed  the amounts set forth in the Disclosure Letter.

(z)

Fairness  Opinion.    The  QAT  Board  of  Directors  has  received  a  verbal  opinion  as  of

August   17,   2012   from   Lorovest   Corp.   that   the   consideration   to   be   received   from

Purchaser  by  QAT  Shareholders  in  connection  with  the  Arrangement  is  fair,  from  a financial point of view, to the QAT Shareholders.

(aa)

Insurance.    QAT  Group  maintains  insurance  policies  with  recognized  insurers  as  are appropriate  to  its  business  in  such  amounts  and  against  such  risks  as  are  customarily carried  and  insured  against  by  prudent  owners  of  comparable  business.  All  such  policies are in all  material respects in full force and effect in accordance with their terms.

(bb)

Board  Approval.   All  of  the  directors  present  and  entitled  to  vote  at  the  meeting  of  the

QAT   Board   of   Directors   held   August 15,   2012   and   adjourned   to   and   reconvened

August 17,   2012   unanimously:   (i)   endorsed   the   Arrangement   and   approved   this

Agreement;  (ii)  determined  that  the  Arrangement  is  in  the  best  interests  of  QAT  and  the

QAT  Shareholders;  (iii)  determined,  based  on,  among  other  things,  the  verbal  opinion  of its  financial  advisor,  that  the  consideration  in  respect  of  the  Arrangement  is  fair,  from  a financial point of  view, to QAT  Shareholders; and (iv)  resolved  to recommend approval of the Arrangement by QAT Shareholders.

(cc)

Shareholder Rights Plan.  QAT does not have in effect a shareholder rights plan.

(dd)

Disclosure  Letter.   The  matters  disclosed  to  Purchaser  in  the  Disclosure  Letter  remain true and correct as of the date hereof.

(ee)

Material   Contracts.     QAT   has   provided   to   Purchaser   an   index   as   disclosed   in   the

Disclosure  Letter  which  lists  the  various  Contracts  regarding  the  QAT  Group  which  have

been   provided   to   Purchaser.     Except   as   disclosed   in   the   Disclosure   Letter,   such

Contracts  include  all  Contracts  material  to  the  conduct  of  the  business  and  affairs  of  the

QAT  Group  and  all  such  material  Contracts  are  valid  and  subsisting.   To  the  knowledge

of  QAT,  it  is  not,  nor  is  it  alleged  to  be  (with  or  without  the  lapse  of  time  or  the  giving  of notice, or both), in breach or default in any material respect of  any such material Contract and,  to  the  knowledge  of  QAT,  no  other  party  to  any  such  material  Contract  is  (with  or without  the  lapse  of  time  or  the  giving  of  notice  or  both)  in  breach  or  default  in  any material respect thereunder.

4.3

Privacy Issues

(a)

Each  Disclosing  Party  covenants  and  agrees  to,  upon  request,  using  reasonable  efforts to advise the Recipient of  all documented purposes for which the Transferred Information was  initially  collected  from  or  in  respect  of  the  individual  to  which  such  Transferred

Information  relates  and  all  additional  documented  purposes  where  the  Disclosing  Party

has   notified   the   individual   of   such   additional   purpose,   and   where   required   by  law,

obtained the consent of such individual to such use or disclosure.

(b)

In  addition  to  its  other  obligations  hereunder,  Recipient  covenants  and  agrees  to:  (i)  prior to  the  completion  of  the  transactions  contemplated  herein,  collect,  use  and  disclose  the

Transferred   Information   solely   for   the   purpose   of   reviewing   and   completing   the

transactions  contemplated  herein,  including  for  the  purpose  of  determining  to  complete

such  transactions;  (ii)   after  the   completion  of   the   transactions  contemplated   herein,

collect,  use  and  disclose  the  Transferred  Information  only  for  those  purposes  for  which the  Transferred  Information  was  initially  collected  from  or  in  respect  of  the  individual  to which  such  Transferred  Information  relates  or  for  the  completion  of  the  transactions contemplated  herein,  unless  (a)  the  Disclosing  Party  or  Recipient  have  first  notified  such individual  of  such  additional  purpose,  and  where  required  by  Laws,  obtained  the  consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized  by  law,  without  notice  to,  or  consent  from,  such  individual;  (iii)  where  required by  law,  promptly  notify  the  individuals  to  whom  the  Transferred  Information  relates  that

the   transactions   contemplated   herein   have   taken   place   and   that   the   Transferred

Information   has   been   disclosed   to   Recipient;   (iv)   return   or   destroy  the   Transferred

Information,  at  the  option  of  the  Disclosing  Party,  should  the  transactions  contemplated herein  not  be  completed;  and  (v)  notwithstanding  any  other  provision  herein,  where  the disclosure  or  transfer  of  Transferred  Information  to  Recipient  requires  the  consent  of,  or the  provision  of  notice  to,  the  individual  to  which  such  Transferred  Information  relates,  to not  require  or  accept  the  disclosure  or  transfer  of  such  Transferred  Information  until  the

Disclosing  Party  has  first  notified  such  individual  of  such  disclosure  or  transfer  and  the purpose  for  same,  and  where  required  by  Laws,  obtained  the  individual's  consent  to same  and  to  only  collect,  use  and  disclose  such  information  to  the  extent  necessary  to complete the transactions contemplated herein and as authorized or permitted by Laws.

ARTICLE 5

CONDITIONS PRECEDENT

5.1

Mutual Conditions Precedent

The  respective  obligations  of  the  Parties  to  consummate  the  transactions  contemplated  hereby,  and  in particular  the  Arrangement,  are  subject  to  the  satisfaction,  on  or  before  the  Effective  Date  or  such  other time specified, subject to receipt of required regulatory approvals,  of the following conditions, any of which may be  waived  by  the  mutual  consent  of  such  Parties  without  prejudice  to  their  right  to  rely  on  any  other of such conditions:

(a)

on  or  prior  to  October  5,  2012,  the  Interim  Order  shall  have  been  granted  in  form  and substance satisfactory to  each of  Purchaser  and  QAT, acting reasonably, and such order shall  not  have  been  set  aside  or  modified  in  a  manner  unacceptable  to  Purchaser  and

QAT, acting reasonably, on appeal or otherwise;

(b)

the Mailing Date shall occur not later than  October 15, 2012;

(c)

the  Arrangement  Resolution  shall  have  been  passed  by  the  QAT  Shareholders,  on  or

prior   to   November   8,   2012   in   accordance   with   the   Interim   Order   and   in   form   and

substance satisfactory to each of Purchaser and QAT, acting reasonably;

(d)

on  or  prior  to  November  12,  2012,  the  Final  Order  shall  have  been  granted  in  form  and substance  satisfactory  to  Purchaser  and  QAT,  acting  reasonably,  and  such  order  shall not  have  been  set  aside  or  modified  in  a  manner  unacceptable  to  Purchaser  and  QAT,

acting reasonably, on appeal or otherwise;

(e)

the  Articles  of  Arrangement  and  Articles  of  Amalgamation  to  be  filed  with  the  Director  in accordance  with  the  Arrangement  shall  be  in  form  and  substance  satisfactory  to  each  of

Purchaser, Newco and QAT, acting reasonably;

(f)

the Effective Date shall have occurred not later than the Outside Date;

(g)

Purchaser   and   QAT   shall   have   obtained   all   consents,   waivers,   permissions   and

approvals  necessary  to  complete  the  Arrangement  by  or  from  relevant  Governmental

Authorities,   on   terms   and   conditions   satisfactory   to   the   Parties,   acting   reasonably,

including without limitation:

(i)

the  approval  of  the  QAT  Shareholders  required  for  the  Arrangement  pursuant  to

the   OBCA   or   as   required   by   the   Court   and   other   matters   relating   to   the

Arrangement; and

(ii)

the approval of the Court,

(collectively, the "Third Party Approvals");

(h)

all   domestic   and   foreign   statutory   and   regulatory   waiting   periods   applicable   to   the

transactions   contemplated   by   the   Arrangement   shall   have   expired   or   have   been

terminated  and  no  unresolved  material  objection  or  opposition  shall  have  been  filed,

initiated or made during any applicable statutory or regulatory period; and

(i)

there  shall  be  no  action  taken  under  any  existing  Applicable  Law,  nor  any  statute,  rule,

regulation   or   order   which   is   enacted,   enforced,   promulgated   or   issued   by   any

Governmental Authority, that:

(i)

makes  illegal  or  otherwise  directly  or  indirectly  restrains,  enjoins  or  prohibits  the

Arrangement or any other transactions contemplated herein; or

(ii)

results  in  a  judgment  or  assessment  of  material  damages  directly  or  indirectly relating to the transactions contemplated herein.

The  foregoing  conditions  are  for  the  mutual  benefit  of  Purchaser,  Newco  and  QAT  and  may  be  asserted by  Purchaser,  Newco  or  QAT  regardless  of  the  circumstances  and  may  be  waived  by  Purchaser,  Newco and QAT (with respect to such Party) in their sole discretion, in whole or in part, at  any time and from  time

to  time  without  prejudice  to  any  other  rights  which  Purchaser,  Newco  or  QAT  may  have.   If  any  of  the

foregoing  conditions  are  not  satisfied  or  waived,  QAT  or  Purchaser,  as  the  case  may be,  may,  subject  to

Section  7.1,  terminate  this  Agreement,  provided  that,  prior  to  the  filing  of  the  Articles  of  Arrangement  and the  Articles  of  Amalgamation  for  the  purpose  of  giving  effect  to  the  Arrangement,  the  Party  intending  to rely  thereon  has  delivered  a  written  notice  to  the  other  Party  specifying  in  reasonable  detail  all  breaches of  covenants,  representations  and  warranties  or  other  matters  which  the  Party  delivering  such  notice  is

asserting  as  the  basis  for  the  non-fulfillment  of  the  applicable  conditions  precedent.   More  than  one  such

notice may be delivered by a Party.

5.2

Additional Conditions to Obligations of Purchaser  and Newco

The  obligations  of  Purchaser  and  Newco  to  consummate  the  transactions  contemplated  hereby,  and  in particular  the  Arrangement,  are  subject  to  the  satisfaction,  on  or  before  the  Effective  Date  or  such  other time specified, of the following conditions:

(a)

Representations  and  Warranties.  The  representations  and  warranties  of  QAT  set  forth herein  (i)  that  are  qualified  by  a  reference  to  Material  Adverse  Effect  shall  be  true  and correct  in  all  respects  as  of  the  Effective  Date  as  if  made  on  and  as  of  such  date,  and  (ii)

that are not qualified by a reference to a Material Adverse Effect shall be true and correct in  all  respects  as  of  the  Effective  Date  as  if  made  on  and  as  of  such  date  unless  the failure  to  be  true  or  correct  has  not  had  or  would  not  reasonably  be  expected  to  have,  a

Material  Adverse  Effect  (and,  for  this  purpose,  any  reference  to  "material"  or  other concepts  of  materiality  in  such  representations  and  warranties  shall  be  ignored)  except,

in  each  case  (i)  to  the  extent  such  representations  and  warranties  speak  as  of  an  earlier date  (in  which  case  such  representations  and  warranties  shall  be  true  and  correct  in  all respects  as  of  such  date)  or  (ii)  as  affected  by transactions  contemplated  or  permitted  by

this  Agreement,  and  QAT  shall  have  provided  to   each  of   Purchaser   and  Newco   a

certificate of two senior officers certifying such accuracy on the Effective Date.

(b)

Covenants.  QAT  shall  have  complied  in  all  material  respects  with  its  covenants  herein,

except   where   the   failure   to   comply   with   such   covenants   would   not   reasonably   be

expected  to  have  a  Material  Adverse  Effect  on  QAT  or  materially  impede  the  completion of  the  Arrangement,  and  QAT  shall  have  provided  to  each  of  Purchaser  and  Newco  a certificate of two senior officers certifying compliance with such covenants.

(c)

No  Actions.  No  act,  action,  suit,  proceeding,  objection  or  opposition  shall  have  been threatened  or  taken  before  or  by  any  Governmental  Authority  or  by  any  elected  or appointed  public official or private  Person  in Canada  or elsewhere,  whether or not  having the  force  of  law  and  no  law,  regulation,  policy,  judgment,  decision,  order,  ruling  or directive  (whether  or  not  having  the  force  of  law)  shall  have  been  proposed,  enacted,

promulgated,  amended  or  applied,  which  in  the  sole  judgment  of  Purchaser,  acting reasonably,  in  either  case  has  had  or,  if  the  Arrangement  was  consummated,  would result in a Material Adverse Effect on QAT or would have a material adverse effect on the ability of the Parties to complete the Arrangement.

(d)

Board  and  Shareholder  Authorization.  QAT  shall  have  furnished  each  of  Purchaser  and

Newco with:

(i)

certified  copies  of  the  resolutions  duly  passed  by  the  QAT  Board  of  Directors

approving    this    Agreement    and    the    consummation    of    the    transactions

contemplated hereby; and

(ii)

certified  copies  of  the  resolutions  of  QAT  Shareholders,  duly  passed  at  the  QAT

Meeting, approving the Arrangement Resolution.

(e)

Related  Party Indebtedness.   Any director,  officer,  insider  or  other  non-arm's  length  party that  is  indebted  to  QAT  shall  have  repaid  such  indebtedness  on  or  prior  to  completion  of the Arrangement.

(f)

QAT  Meeting.    The  QAT  Meeting  shall  have  been  held  on  or  before  on  or  prior  to

November 8, 2012.

(g)

Material  Adverse  Change.   Between  the  date  hereof  and  the  Effective  Time,  there  shall not  have  occurred  or  have  been  disclosed  to  Purchaser  or  the  public,  if  not  previously disclosed to Purchaser or the public, any Material Adverse Change with respect to QAT.

(h)

Dissent  Rights.   Holders  of  QAT  Shares  representing  not  more  than  five  percent  (5%)  of

the   QAT   Shares   then   outstanding   shall   have   validly  exercised,   and   not   withdrawn,

Dissent Rights.

(i)

QAT   Shares   and   QAT   Class   B   Shares.     1,666,667   QAT   Shares   shall   have   been

surrendered  and  cancelled  and  all  QAT  Class  B  Shares  shall  have  been  converted  into

QAT  Shares  or  surrendered  and  cancelled  such  that,  immediately  prior  to  the  Effective

Time,  no  more  than  302,648,426  QAT  Shares  and  no  other  shares  of  QAT  shall  be issued and outstanding.

(j)

QAT  Options.   All  QAT  Options  shall  have  been  exercised  or  surrendered  and  cancelled or terminated.

(k)

Approval.     The  QAT   Board  of   Directors   shall  not   have:  (i)   amended   its  affirmative

recommendation  to  the  QAT  Shareholders  in  a  manner  adverse  to  Purchaser;  or  (ii)

withdrawn  its  affirmative  recommendation  to  the  QAT  Shareholders  to  vote  in  favour  of the Arrangement Resolution.

(l)

Third  Party  Approvals.   QAT  shall  have  obtained  all  consents,  waivers,  permissions  and approvals from  third parties  necessary to complete the  Arrangement and the transactions contemplated thereby and the transactions contemplated therein, subject only to the filing of final documentation in respect thereof.

(m)

Employment.   Contractual  employment  arrangements  deemed  necessary  by  Purchaser

to   be   modified   shall   have   been   modified   on   or   prior   to   the   Effective   Date   to   the

satisfaction of Purchaser in its sole judgement.

(n)

Releases.  Executed mutual releases in a form acceptable to each of Purchaser and QAT shall have been received by Purchaser on or prior to the Effective Date from  the directors and officers of QAT and QAT's subsidiaries as designated in writing by Purchaser at least two Business Days prior to the Effective Date, provided however, that such releases shall only  be  required  from  each  such  individual  who,  as  a  consequence  of  the  Arrangement,

is no longer a director or officer of QAT.

The  conditions  in  this  Section  5.2  are  for  the  exclusive  benefit  of  Purchaser  and  Newco  and  may  be asserted  by  Purchaser  or  Newco  regardless  of  the  circumstances  or  may  be  waived  by  Purchaser  or

Newco in  its sole discretion, in  whole or in part, at any time and from  time to time without prejudice to any

other rights  which  Purchaser  and  Newco may have.   If  any of  the  foregoing conditions  are not satisfied or waived,  Purchaser  may,  subject  to  Section  7.1,  terminate  this  Agreement  provided  that,  prior  to  the  filing of  the  Articles  of  Arrangement  and  Articles  of  Amalgamation  for  the  purpose  of  giving  effect  to  the

Arrangement,   Purchaser   has   delivered   a   written   notice   to   QAT,   specifying   in   reasonable   detail   all

breaches  of  covenants,  representations  and  warranties  or  other  matters  which  Purchaser  is  asserting  as

the  basis  for  the  non-fulfillment  of  the  applicable  conditions  precedent.   More  than  one  such  notice  may

be delivered by Purchaser.

5.3

Additional Conditions to Obligations of QAT

The  obligation  of  QAT  to  consummate  the  transactions  contemplated  hereby,   and  in  particular  the

Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Representations  and  Warranties.  The  representations  and  warranties  of  Purchaser  and

Newco set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be  true  and  correct  in  all  respects  as  of  the  Effective  Date  as  if  made  on  and  as  of  such date,  and  (ii)  that  are  not  qualified  by  a  reference  to  a  Material  Adverse  Effect  shall  be true and correct in all respects as of the Effective Date as if made on and as of such date unless  the  failure  to  be  true  or  correct  has  not  had  or  would  not  reasonably  be  expected to  have,  a  Material  Adverse  Effect  (and,  for  this  purpose,  any  reference  to  "material"  or other  concepts  of  materiality  in  such  representations  and  warranties  shall  be  ignored),

except  in  each  case  (i)  to  the  extent  such  representations  and  warranties  speak  as  of  an earlier  date  (in  which  case  such  representations  and  warranties  shall  be  true  and  correct in  all  respects  as  of  such  date)  or  (ii)  as  affected  by  transactions  contemplated  or permitted  by  this  Agreement,  and  each  of  Purchaser  and  Newco  shall  have  provided  to

QAT a certificate of two senior officers certifying such accuracy on the Effective Date.

(b)

Covenants.  Purchaser  and  Newco  shall  have  complied  in  all  material  respects  with  its respective  covenants  herein,  except  where  the  failure  to  comply  with  such  covenants would  not  reasonably  be  expected  to  have  a  Material  Adverse  Effect  on  Purchaser  or

Newco  or  materially  impede  the  Effective  Date,  and  each  of  Purchaser  and  Newco  shall have  provided  to  QAT  a  certificate  of  two  senior  officers  certifying  compliance  with  such covenants.

(c)

No  Actions.  no  act,  action,  suit,  proceeding,  objection  or  opposition  shall  have  been threatened  or  taken  before  or  by  any  Governmental  Authority  or  by  any  elected  or appointed  public  official  or  private  person  in  Canada  or  the  United  States  or  elsewhere,

whether or not  having the force of  law, and no  law, regulation, policy, judgment, decision,

order,  ruling  or  directive   (whether   or  not   having  the  force  of   law)  shall  have  been

proposed,  enacted,  promulgated,  amended  or  applied,  which  in  the  sole  judgment  of

QAT,   acting   reasonably,    in   either   case   has   had   or,   if   the   Arrangement   was

consummated, would result in a Material Adverse Effect on Purchaser  or Newco or would have a material adverse effect on the ability of the Parties to complete the Arrangement.

(d)

Third Party Approvals.   Purchaser  shall  have  obtained  all consents,  waivers, permissions

and   approvals   from   third   parties   necessary   to   complete   the   Arrangement   and   the

transactions  contemplated  thereby  and  the  transactions  contemplated  therein,  subject only to the filing of final documentation in  respect thereof.

(e)

SEC Approvals.   Purchaser shall have obtained all required consents and approvals from the  SEC  as  shall  be  necessary to  exempt  Purchaser  from  the  requirement  to  register  the

Purchaser Shares issuable under the Arrangement with the SEC.

(f)

Board  Authorization.    Each  of  Purchaser  and  Newco  shall  have  furnished  QAT  with certified  copies  of  the  resolutions  duly  passed  by  their  respective  board  of  directors

approving   this   Agreement   and   the   consummation   of   the   transactions   contemplated

hereby.

(g)

Shareholder  Authorization.   Newco  shall  have  furnished  QAT  with  certified  copies  of  the resolution  of  Purchaser,  as  the  sole  shareholder  of  Newco,  approving  the  Arrangement

Resolution.

(h)

Material  Adverse  Change.   Between  the  date  hereof  and  the  Effective  Time,  there  shall

not   have   occurred   or   have   been   disclosed   to   QAT   or   the   public,   if   not   previously

disclosed to QAT or the public, any Material Adverse Change with respect to Purchaser.

The  conditions  in  this  Section  5.3  are  for  the  exclusive  benefit  of  QAT  and  may  be  asserted  by  QAT regardless of the circumstances or may be waived by QAT in its sole discretion, in whole or in part, at any

time  and  from  time  to  time  without  prejudice  to  any  other  rights  which  QAT  may  have.    If  any  of  the

foregoing   conditions   are   not   satisfied   or   waived,   QAT   may,   subject   to   Section   7.1,   terminate   this

Agreement  provided  that,  prior  to  the  filing  of  the  Articles  of  Arrangement  for  the  purpose  of  giving  effect to  the  Arrangement,  QAT  has  delivered  a  written  notice  to  Purchaser,  specifying  in  reasonable  detail  all breaches  of  covenants,  representations  and  warranties  or  other  matters  which  QAT  is  asserting  as  the

basis  for  the  non-fulfillment  of  the  applicable  conditions  precedent.   More  than  one  such  notice  may  be

delivered by QAT.

5.4

Notice and Effect of Failure to Comply with Conditions

Each  of  Purchaser  and  QAT  shall give  prompt notice  to the other  of  the  occurrence, or failure to occur,  at any  time  from  the  date  hereof  to  the  Effective  Date  of  any  event  or  state  of  facts  which  occurrence  or

failure  would,  or  would  be  likely  to:    (a)  cause  any  of  the  representations  or  warranties  of  such  Party contained  herein  to  be  untrue  or  inaccurate  in  any  material  respect;  or  (b)  result  in  the  failure  to  comply with  or  satisfy  any  covenant,  condition  or  agreement  to  be  complied  with  or  satisfied  by  such  Party hereunder;  provided,  however,  that  no such  notification  will affect the  representations  or  warranties of  the

Parties or the conditions to the obligations of the Parties hereunder.

5.5

Satisfaction of Conditions

The  conditions  set  out  in  this  Article  5  are  conclusively  deemed  to  have  been  satisfied,  waived  or released  when,  with  the  agreement  of  the  Parties,  Articles  of  Arrangement  and  Articles  of  Amalgamation

are filed under the OBCA to give effect to the Arrangement.

ARTICLE 6

AMENDMENT

6.1

Amendment

This  Agreement may at  any  time  and  from  time  to  time  before  or  after  the  holding  of  the  QAT  Meeting  be amended  by  written  agreement  of  the  Parties  hereto  without,  subject  to  Applicable  Law,  further  notice  to or  authorization  on  the  part  of  their  respective  securityholders  and  any  such  amendment  may,  without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive  any  inaccuracies  or  modify  any  representation  or  warranty  contained  herein  or  in any document delivered pursuant hereto;

(c)

waive  compliance  with  or  modify  any  of  the  covenants  herein  contained  and  waive  or modify performance of any of the obligations of the Parties; or

(d)

waive compliance with or modify any other conditions precedent contained herein;

provided  that   no   such   amendment  reduces  or   materially  adversely  affects  the   consideration   to   be

received  by  a  QAT  Shareholder  without  approval  by  the  affected  securityholders  given  in  the  same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 7

TERMINATION

7.1

Termination

(a)

This Agreement may be terminated at any time prior to the Effective Date:

(i)

by mutual written consent of Purchaser and QAT;

(ii)

if   any  of   the  conditions   in  Sections   5.1,  5.2  and   5.3  for  the  benefit   of   the

terminating  party  is  not  satisfied  or  waived  in  accordance  with  the  respective section;

(iii)

by Purchaser as provided in subsection 7.1(b);

(iv)

by QAT as provided in subsection 7.1(c); or

(v)

if  the  QAT  Board  of  Directors  believes  that  a  Superior  Proposal  remains  a

Superior  Proposal  and  therefore  rejects  Purchaser's  amended  proposal  pursuant to subsection 3.5(f).

(b)

Provided that  there  is  no material  breach  of  a representation  or  warranty by Purchaser or material  non-performance  by  Purchaser  of  any  covenant  by  the  date  specified  herein

(excluding  the  breach  of  a  covenant  where  Purchaser  is  precluded  from  satisfying  its obligations  through  action  or  omission  of  QAT),  if  at  any  time  after  the  execution  of  this

Agreement and prior to its termination:

(i)

the  QAT  Board  of  Directors  fails  to  make  or  has  withdrawn,  modified  or  publicly

proposes    to    withdraw    or    modify    the    approvals,    recommendation    or

determinations  referred  to  in  Section  2.7  in  a  manner  adverse  to  Purchaser  or shall have resolved to do so prior to the Effective Date;

(ii)

an  Acquisition  Proposal  is  publicly  announced,  proposed,  offered  or  made  to  the

QAT  Shareholders  and  the  QAT  Shareholders  do  not  approve  the  Arrangement or  the  Arrangement  is  not  submitted  for  their  approval  prior  to  the  Outside  Date and  any  Acquisition  Proposal  is  consummated  within  twelve  months  from  the termination of this Agreement;

(iii)

QAT   accepts,  recommends,  approves  or  enters  into  or  publicly  proposes  to accept,  recommend  or  approve  an  agreement  to  implement  a  Superior  Proposal subject to compliance with Section 3.5;

(iv)

QAT   breaches   the   provisions   of   Section   3.5   in   any   material   respect   and

Purchaser is not successful in completing the Arrangement,

(v)

QAT  is  in  breach  of  any  of  its  covenants  made  in  this  Agreement  which  breach individually or  in  the  aggregate  causes  or  would  reasonably be  expected  to  have

a  Material  Adverse  Effect  on  the  affairs,  operations  or  business  of   QAT   or

materially  impedes   the   completion   of   the   Arrangement   and   the   transactions

contemplated  herein,  and  QAT  fails  to  cure  or  cause  the  cure  of  such  breach within  five  Business  Days  after  receipt  of  written  notice  thereof  from  Purchaser

(except  that  no  cure  period  shall  be  provided  for  a  breach  which  by  its  nature cannot  be  cured  and,  in  no  event,  shall  any  cure  period  extend  beyond  the

Outside Date); or

(vi)

QAT   is   in   breach   of   any   of   its   representations   or   warranties   made   in   this

Agreement  (i)  that  are  qualified  by  a  reference  to  Material  Adverse  Effect  or  (ii)

that  are  not  qualified  by  a  reference  to  a  Material  Adverse  Effect  and  the  breach thereof  has  or  would  reasonably  be  expected  to  have,  a  Material  Adverse  Effect

(and, for this purpose,  any reference to "material"  or other concepts of  materiality in  such  representations  and  warranties  shall  be  ignored)  on  QAT  or,  in  either case,  such  breach  materially  impedes  the  completion  of  the  Arrangement,  and

QAT  fails  to  cure  or  cause  the  cure  of  such  breach  within  five  Business  Days after  receipt  of  written  notice  thereof  from  Purchaser  (except  that  no  cure  period shall  be  provided  for  a  breach  which  by  its  nature  cannot  be  cured  and,  in  no event, shall any cure period extend beyond the Outside Date),

Purchaser  may terminate  this  Agreement  and  sue  for  damages  and  seek  injunctive  relief to  restrain  any  breach  or  threatened  breach  of  the  covenants  or  agreements  set  forth  in

this    Agreement,    the    Confidentiality    Agreement    or    otherwise    to    obtain    specific

performance  of  any  of  such  act,  covenants  or  agreements,  without  the  necessity  of posting bond or security in connection therewith.

(c)

Provided  that  there  is  no  material  breach  of  a  representation  or  warranty  by  QAT  or

material   non-performance   by   QAT   of   any   covenant   by   the   date   specified   herein

(excluding   the   breach   of   a   covenant   where   QAT   is   precluded   from   satisfying   its

obligations  through  action  or  omission  of  Purchaser),  if  at  any  time  after  the  execution  of this Agreement and prior to its termination:

(i)

Purchaser  is  in  breach  of  any  of  its  covenants  made  in  this  Agreement  which breach  individually  or  in  the  aggregate  causes  or  would  reasonably  be  expected to  have  a  Material  Adverse  Effect  on  the  affairs,  operations  or  business  of

Purchaser  or  materially  impedes  the  completion  of  the  Arrangement  and  the transactions  contemplated  herein,  and  Purchaser  fails  to  cure  or  cause  the  cure of  such  breach  within  five  Business  Days  after  receipt  of  written  notice  thereof from  QAT  (except  that  no  cure  period  shall  be  provided  for  a  breach  which  by  its nature cannot be cured and, in no event, shall any cure period extend beyond the

Outside Date); or

(ii)

Purchaser  is  in  breach  of  any  of  its  representations  or  warranties  made  in  this

Agreement  (i)  that  are  qualified  by  a  reference  to  Material  Adverse  Effect  or  (ii)

that  are  not  qualified  by  a  reference  to  a  Material  Adverse  Effect  and  the  breach thereof  has  or  would  reasonably  be  expected  to  have,  a  Material  Adverse  Effect

(and, for this purpose,  any reference to "material"  or other concepts of  materiality in  such  representations  and  warranties  shall  be  ignored)  on  Purchaser  or,  in either  case,  such  breach  materially  impedes  the  completion  of  the  Arrangement,

and Purchaser fails to cure or cause the cure of  such breach within five Business

Days  after  receipt  of  written  notice  thereof  from  QAT  (except  that  no  cure  period shall  be  provided  for  a  breach  which  by  its  nature  cannot  be  cured  and,  in  no event, shall any cure period extend beyond the Outside Date),

QAT  may  terminate  this  Agreement  and  sue  for  damages  and  seek  injunctive  relief  to restrain  any breach or threatened  breach  of  the covenants or  agreements set forth in  this

Agreement,  the  Confidentiality  Agreement  or  otherwise  to  obtain  specific  performance  of any  of  such  act,  covenants  or  agreements,  without  the  necessity  of  posting  bond  or security in connection therewith.

(d)

If this Agreement is terminated in accordance with the foregoing provisions of this Section

7.1,  this  Agreement  shall  forthwith  become  void  and  no  Party  shall  have  any  further

liability  to   perform   its  obligations  hereunder   except   as  provided   in   Section   4.3   and

subsections   3.1(m)  and  3.3(r)   and  in  respect  of   each  Party's   obligations  under  the

Confidentiality  Agreement,  which  shall  survive  termination,  and  provided  that  neither  the

termination  of  this  Agreement  nor  anything  contained  in  this   Subsection 7.1(d)  shall

relieve  any  Party  from  any  liability  for  any  breach  by  it  of  this  Agreement,  including  from any  inaccuracy  in  any  of  its  representations  and  warranties  and  any  non-performance  by it of its covenants made herein prior to the date of such termination.

ARTICLE 8

NOTICES

8.1

Notices

All  notices  that  may  or  are  required  to  be  given  pursuant  to  any  provision  of  this  Agreement  are  to  be given  or  made  in  writing  and  served  personally,  delivered  by  overnight  courier  or  sent  by  facsimile transmission:

(a)

in the case of Purchaser and Newco, to:

Mobile Integrated Systems, Inc.

25 Adelaide Street East, Suite 502

Toronto, ON  M5C 3A1

Attention: Murray P.J.B. Simser, President and Chief Executive Officer

Facsimile: (416) 479-0851

with a copy to:

Norton Rose Canada LLP

3700, 400 - 3rd Avenue SW

Calgary, Ontario  T2P 4H2

Attention: Christopher M. Wolfenberg

Facsimile: (403) 264-5973

and a copy to:

Wuersch & Gering LLP

100 Wall Street, 10th Floor

New York, New York  10005

Attention:  Travis L. Gering

Facsimile: (610) 819-9104

(b)

in the case of QAT, to:

Quantitative Alpha Trading Inc.

750 - 36 Toronto Street

Toronto, ON  M5C 2C5

Attention: Chief Executive Officer

Facsimile: (905) 629-3222

with a copy to:

Aird & Berlis LLP

Brookfield Place

181 Bay Street

Suite 1800, Box 754

Toronto, ON  M5J 2T9

Attention: Richard M. Kimel

Facsimile: (416) 863-1515

or  such  other  address  as  the  Parties  may,  from  time  to  time,  advise  to  the  other  Parties  hereto  by  notice

in  writing.   The  date  or  time  of  receipt  of  any  such  notice  will  be  deemed  to  be  the  date  of  delivery  or  the time such facsimile transmission is received.

ARTICLE 9

GENERAL

9.1

Binding Effect

This  Agreement  shall  be  binding  upon  and  enure  to  the  benefit  of  the  Parties  hereto  and  their  respective successors and permitted assigns.

9.2

Assignment

Neither  this  Agreement  nor  any  of  the  rights,  interests  or  obligations  hereunder  shall  be  assigned  by  any of the Parties hereto without the prior written consent of the other Parties  hereto.

9.3

Public Communications

Each  of  Purchaser  and  QAT  agree  to  consult  with  each  other  prior  to  issuing  any  press  releases  or otherwise  making  public  statements  with  respect  to  this  Agreement  or  the  Arrangement  or  making  any

filing   with   any  Governmental   Authority  with   respect   thereto.     Without   limiting   the   generality  of   the

foregoing,  no  Party  shall  issue  any  press  release  regarding  the  Arrangement,  this  Agreement  or  any transaction  relating  to  this  Agreement  without  first  providing  a  draft  of  such  press  release  to  the  other

Party  and  reasonable  opportunity  for  comment;  provided,  however,  that  the  foregoing  shall  be  subject  to each  Party's  overriding  obligation  to  make  any  such  disclosure  required  in  accordance  with  Applicable

Laws.   If   such   disclosure   is   required   and   the   other   Party  has   not   reviewed   or   commented   on   the

disclosure,  the  Party  making  such  disclosure  shall  use  all  commercially  reasonable  efforts  to  give  prior oral  or  written  notice  to  the  other  Party,  and  if  such  prior  notice  is  not  possible,  to  give  such  notice promptly following such disclosure.

9.4

Costs

Except  as  otherwise  provided  in  Section  7.1,  all  fees,  costs  and  expenses  (including  Taxes)  incurred  in connection  with  this  Agreement  and  the  transactions  contemplated  hereby  shall  be  paid  by  the  Party incurring such cost or expense, whether or not the Arrangement is completed.

9.5

Severability

If  any  one  or  more  of  the  provisions  or  parts  thereof  contained  in  this  Agreement  should  be  or  become invalid,  illegal or  unenforceable  in  any respect,  the  remaining  provisions  or  parts  thereof  contained  herein

shall   be   and   shall   be   conclusively  deemed   to   be   severable   therefrom   and   the   validity,   legality  or

enforceability of such remaining provisions or parts thereof shall not in  any way be affected or impaired by

the severance of  the provisions or parts thereof  severed.   Upon such determination that any term  or other

provision  is  invalid,  illegal  or  incapable  of  being  enforced,  the  Parties  shall  negotiate  in  good  faith  to modify  this  Agreement  so  as  to  effect  the  original  intent  of  the  Parties  as  closely  as  possible  in  an acceptable  manner  to  the  end  that  the  transactions  contemplated  hereby  are  fulfilled  to  the  fullest  extent possible.

9.6

Further Assurances

Each  Party  hereto  shall,  from  time  to  time  and  at  all  times  hereafter,  at  the  request  of  the  other  Party hereto,  but  without  further  consideration,  do  all  such  further  acts,  execute  and  deliver  all  such  further documents  and  instruments  and  provide  all  such  further  assurances  as  may  be  reasonably  necessary  or desirable in order to fully perform and carry out the terms and intent hereof.

9.7

Time of Essence

Time shall be of the essence of this Agreement.

9.8

Governing Law

This  Agreement  shall  be  governed  by  and  construed  in  accordance  with  the  Laws  of  the  Province  of

Ontario  and  the  Parties  hereto  irrevocably attorn  to  the  exclusive  jurisdiction  of  the  courts  of  the  Province of Ontario.

9.9

Waiver

Any Party may, on  its own  behalf  only,  (i)  extend the  time for the  performance of  any of  the obligations or acts  of  the  other  Party,  (ii)  waive  compliance  with  the  other  Party's  agreements  or  the  fulfillment  of  any

conditions   to   its   own   obligations   contained   herein,   or   (iii)   waive   inaccuracies   in   the   other   Party's

representations or warranties contained herein or in any document delivered by the other Party; provided,

however,  that  any  such  extension  or  waiver  shall  be  valid  only  if  set  forth  in  an  instrument  in  writing signed  on  behalf  of  such  Party  and,  unless  otherwise  provided  in  the  written  waiver,  will  be  limited  to  the specific breach or condition waived.

9.10

Third Party Beneficiaries

The  provisions  of  subsection  3.1(m)  and  Section  3.2  will  survive  the  completion  of  the  Arrangement  and are:  (i)  intended  for  the  benefit  of  all  such  present  and  former  directors,  officers  and  employees  and  shall be  enforceable  by  each  of  such  persons  and  his  or  her  heirs,  executors,  administrators  and  other  legal representatives  (collectively,  the  "Third  Party  Beneficiaries")  and  QAT  shall  hold  the  rights  and  benefits of  such  subsections  in  trust  for  and  on  behalf  of  the  Third  Party  Beneficiaries  and  QAT  hereby  accepts such  trust  and  agrees  to  hold  the  benefit  of  and  enforce  performance  of  such  covenants  on  behalf  of  the

Third  Party  Beneficiaries;  and  (ii)  are  in  addition  to,  and  not  in  substitution  for,  any  other  rights  that  the

Third Party Beneficiaries may have by contract or otherwise.

9.11

Counterparts

This  Agreement  may  be  executed  in  counterparts,  each  of  which  shall  be  deemed  an  original,  and  all  of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

MOBILE INTEGRATED SYSTEMS, INC.

By:

(signed) "Murray P.J.B. Simser"

Murray P.J.B. Simser

President and Chief Executive Officer

2338584 ONTARIO INC.

By:

(signed) "Murray P.J.B. Simser"

Murray P.J.B. Simser

President and Secretary

QUANTITATIVE ALPHA TRADING INC.

By:

(signed) "James McGovern"

James McGovern

Chief Executive Officer

SCHEDULE "A"

PLAN OF ARRANGEMENT UNDER SECTION 182

OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1

In this Plan of Arrangement, the following terms have the following meanings:

(a)

"Amalco" means the continuing corporation constituted upon the Amalgamation;

(b)

"Amalco Shares" means the common shares in the capital of Amalco;

(c)

"Amalgamating     Corporations"     means     QAT     and     Newco,     collectively,     and

"Amalgamating Corporation" means either one of them;

(d)

"Amalgamation"  means  the  amalgamation  of  QAT  and  Newco  as  contemplated  by  this

Plan of Arrangement;

(e)

"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and  refer  to  the  arrangement  of  QAT  and  Newco  under  the  provisions  of  Section  182  of the  OBCA  set  forth  in  this  Plan  of  Arrangement  as  supplemented,  modified  or  amended,

and not to any particular article, section or other portion hereof;

(f)

"Arrangement   Agreement"   means   the   agreement   dated   August   20,   2012   among

Purchaser,  QAT  and  Newco,  as  amended  or  supplemented  prior  to  the  Effective  Date,

entered into in connection with the Arrangement;

(g)

"Arrangement  Resolution"  means  the  special  resolution  to  be  attached  as  an  appendix to the Information Circular in respect of the Arrangement;

(h)

"Articles   of   Arrangement"   means   the   articles   of   arrangement   in   respect   of   the

Arrangement required under Section 183 of  the OBCA to be filed  with the Director to give effect to the Arrangement;

(i)

"Business Day" means a day other than a Saturday, Sunday or other day when banks in the  City  of  Calgary,  Alberta  and  the  City  of  Toronto,  Ontario  are  not  generally  open  for business;

(j)

"Certificates"  means  the  certificates  or  other  confirmations  of  filing  to  be  issued  by  the

Director  pursuant  to  subsections  178(4)  and  183(2)  of  the  OBCA  giving  effect  to  the

Arrangement;

(k)

"Court" means the Superior Court of Justice of Ontario;

(l)

"Depositary"  means  Olde  Monmouth  Stock  Transfer Co.,  Inc.  at  its  principal  office  in  the

State of New Jersey;

(m)

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

(n)

"Dissent  Procedures"  means  the  procedures  set  forth  in  section  185  of  the  OBCA required  to  be  taken  by  a  registered  holder  of  QAT  Shares  to  exercise  its  right  of  dissent in respect of such QAT Shares in connection with the Arrangement;

(o)

"Dissenting  Shareholders"  means  registered  QAT  Shareholders  who  exercise  rights  of dissent  provided  to  them  under  the  Interim  Order  which  remain  valid  immediately  prior  to the Effective Time;

(p)

"Effective Date" means the date the Arrangement becomes effective under the OBCA;

(q)

"Effective  Time"  means  the  time  at  which  the  Articles  of  Arrangement  are  filed  with  the

Director on the Effective Date;

(r)

"Final  Order"  means  the  final  order  of  the  Court  approving  the  Arrangement  under subsection  182(5)  of  the  OBCA,  as  such  order may be  affirmed,  amended  or modified  by any court of competent jurisdiction;

(s)

"Information  Circular"  means  the  management  proxy  circular  of  QAT  together  with  all

appendices   thereto,   to   be   mailed   or   otherwise   distributed   by   QAT   to   the   QAT

Shareholders pursuant to the Interim Order in connection with the QAT Meeting;

(t)

"Interim  Order"  means  the  interim  order  of  the  Court  under  subsection  182(5)  of  the

OBCA  containing  declarations  and  directions  with  respect  to  the  Arrangement  and  the holding of the QAT Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u)

"Letter   of   Transmittal"   means   the   letter   of   transmittal   pursuant   to   which   a   QAT

Shareholder is required to deliver certificates representing QAT Shares;

(v)

"Newco" means  2338584 Ontario Inc., a corporation incorporated and existing under the laws of the Province of Ontario;

(w)

"Newco Shares" means the common shares in the capital of Newco;

(x)

"OBCA"  means  the  Business  Corporations  Act,  R.S.O.  1990,  c.  B.16,  as  amended,

including the regulations promulgated thereunder;

(y)

"Purchaser"  means  Mobile  Integrated  Systems,  Inc.,  a  corporation  existing  under  the laws of the State of Nevada;

(z)

"Purchaser Shares" means the shares of Purchaser common stock;

(aa)

"QAT" means Quantitative Alpha Trading Inc., a corporation continued and existing under the OBCA;

(bb)

"QAT  Meeting"  means  the  special  meeting  of  QAT  Shareholders  to  be  held  to  consider the Arrangement Resolution, and any adjournment(s) thereof;

(cc)

"QAT Shareholders" means holders of QAT Shares;

(dd)

"QAT Shares" means the common shares in the capital of QAT; and

(ee)

"Restricted   Shares"  means   Purchaser   Shares   that   have   contractual   restrictions   on

resale  and  therefore  cannot  be  traded  until  the  period  of  restriction  has  ended,  as evidenced  by  the  legend  inscribed  on  the  back  of  the  share  certificate  evidencing  such shares.

1.2

The  division  of  this  Plan  of  Arrangement  into  articles,  sections,  subsections  and  paragraphs  and

the   insertion   of   headings   are   for   convenience   of   reference   only   and   shall   not   affect   the

construction or interpretation of this Plan of Arrangement.

1.3

Unless  reference  is  specifically  made  to  some  other  document  or  instrument,  all  references herein  to  articles,  sections  and  subsections  are  to  articles,  sections  and  subsections  of  this  Plan of Arrangement.

1.4

Unless  the  context  otherwise  requires,  words  importing  the  singular  number  shall  include  the plural  and  vice  versa;  words  importing  any  gender  shall  include  all  genders;  and  words  importing persons  shall  include  individuals,  partnerships,  associations,  corporations,  funds,  unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6

In  the  event  that  the  date  on  which  any  action  is  required  to  be  taken  hereunder  by  any  of  the parties  is  not  a  business  day  in  the  place  where  the  action  is  required  to  be  taken,  such  action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7

References  in  this  Plan  of  Arrangement  to  any  statute  or  sections  thereof  shall  include  such statute  as  amended  or  substituted  and  any regulations  promulgated  thereunder  from  time  to  time in effect.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1

This  Plan  of  Arrangement  is  made  pursuant  and  subject  to  the  provisions  of  the  Arrangement

Agreement.

2.2

This  Plan  of  Arrangement,  upon  the  filing  of  the  Articles  of  Arrangement  and  the  issue  of  the

Certificates,  will become effective on, and be binding on and  after, the  Effective Time on the QAT

Shareholders, QAT, Purchaser, Newco and Amalco.

2.3

The  Articles  of  Arrangement  and  Certificates  shall  be  filed  and  issued,  respectively,  with  respect

to   this   Arrangement   in   its   entirety.   The   Certificates   shall   be   conclusive   evidence   that   the

Arrangement  has  become  effective  and  that  each  of  the  provisions  of  Article  3  has  become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1

Commencing  at  the  Effective  Time,  the  events  set  out  below  shall  occur  and  shall  be  deemed  to occur  in  the  following  sequence  without  any  further  act  or  formality  except  as  otherwise  provided herein:

(a)

the  QAT  Shares  held  by  Dissenting  Shareholders  shall,  as  of  the  Effective  Time,  be transferred  to,  and  acquired  by,  QAT,  and  shall  be  cancelled  and  shall  cease  to  be outstanding  and  each  Dissenting  Shareholder  shall  cease  to  have  any  rights  as  a  QAT

Shareholder   other   than   the   right   to   be   paid   the   fair   value   of   their   QAT   Shares   in

accordance with Article 5;

(b)

all   of   the   issued   and   outstanding   QAT   Shares   will   be   exchanged   with   Newco   for

Purchaser   Shares   on   the   basis   that   each   QAT   Shareholder   (other   than   Dissenting

Shareholders  at  the  Effective  Time)  shall  receive  for  each  QAT  Share  registered  in  the

QAT  Shareholder’s  name  immediately  prior  the  Effective  Time,  0.2222  of  a  Purchaser

Share,  provided  that  the  Purchaser  Shares  received  by  each  QAT  Shareholder  shall  be

Restricted Shares as set out in Article 4;

(c)

the  Amalgamating  Corporations  shall  amalgamate  pursuant  to  the  provisions  of  the

OBCA  to  form  Amalco  and  shall  continue  as  one  corporation  on  the  terms  prescribed  in this Plan of Arrangement, and:

(i)

the  property  of  each  Amalgamating  Corporation  shall  continue  to  be  the  property of Amalco;

(ii)

Amalco  shall  continue  to  be  liable  for  the  obligations  of  each  Amalgamating

Corporation;

(iii)

any existing cause of action, claim or liability to prosecution shall be unaffected;

(iv)

any civil, criminal  or administrative action or proceeding pending by or against an

Amalgamating  Corporation  may  be  continued  to  be  prosecuted  by  or  against

Amalco;

(v)

any  conviction  against,  or  ruling,  order  or  judgment  in  favour  of  or  against,  an

Amalgamating Corporation may be enforced by or against Amalco;

(vi)

except  as  may  be  prescribed,  the  articles  of  amalgamation  shall  be  the  same  as the  articles  of  Newco  and  the  articles  of  amalgamation  are  deemed  to  be  the articles of  incorporation of  Amalco and the certificate of  amalgamation is deemed to be the certificate of incorporation of Amalco; and

(vii)

the by-laws of Amalco shall be the same as the by-laws of Newco;

(d)

on the Amalgamation:

(i)

all  Newco  Shares  shall  be  converted  on  a  share  for  share  basis  into  fully  paid and  non-assessable  Amalco  Shares  on  the  basis  of  one  fully  paid  and  non-

assessable Amalco Share for each one Newco Share;

(ii)

all  QAT  Shares  shall  be  cancelled  without  any  repayment  of  capital  in  respect thereof;

(iii)

the  paid-up  capital  of  the  Amalco  Shares  shall,  for  the  purposes  of  the  Income

Tax  Act  (Canada),  be  the  paid-up  capital  of  the  Newco  Shares  immediately before the Amalgamation; and

(iv)

the stated capital of the Amalco Shares shall, for the purposes of the Income Tax

Act  (Canada),  be  equal  to  the  paid-up  capital  of  the  Newco  Shares  immediately before the Amalgamation.

3.2

In  connection  with  the  exchanges  described  in  subsection  3.1(b),  each  QAT  Shareholder  shall cease  to  be  a  holder  of  QAT  Shares  and  shall  be  a  holder  of  the  number  of  Purchaser  Shares  to which  such  holder  is  entitled  and,  if  a  registered  holder,  such  holder's  name  shall  be  removed from  the  register  of  QAT  Shareholders  and  shall  be  added  to  the  register  of  holders  of  Purchaser

Shares.

ARTICLE 4

RESTRICTED SHARES

4.1

The  Purchaser  Shares  received  by  each  QAT  Shareholder  pursuant  to  subsection  3.1(b)  will  be

Restricted  Shares  and  the  certificates  representing  such  Purchaser  Shares  will  be  collectively legended as follows:

(a)

to provide that:

(i)

1/5 of the Purchaser Shares will be released on the date which is 12 months after the Effective Date;

(ii)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  15  months  after the Effective Date;

(iii)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  18  months  after the Effective Date;

(iv)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  21  months  after the Effective Date; and

(v)

1/5  of  the  Purchaser  Shares  to  be  released  on  the  date  which  is  24  months  after the Effective Date; and

(b)

to provide that:

(i)

in  the  event  that  a  take-over  bid  (as  such  term  is  defined  in  the  Securities  Act

(Ontario))  is  made  to  all  or  substantially  all  of  the  holders  of  Purchaser  Shares,

provided such take-over bid is approved by and recommended to shareholders of

Purchaser  by  a  majority  of  the  independent  directors  of  Purchaser,  each  holder of  Restricted  Shares  will  be  permitted  to  tender  any  or  all  of  such  holder's

Restricted Shares to the offer under the take-over bid.

4.2

Following  the  deposit  by  a  former  holder  of  QAT  Shares  acquired  by  Purchaser  under  the

Arrangement of a duly completed Letter of Transmittal and the certificates representing such QAT

Shares  in  accordance  with  Article  6  such  former  holder  of  QAT  Shares  will  receive  from  the

Depositary   five   certificates,   and   each   certificate   will   represent   1/5   of   the   total   number   of

Purchaser   Shares   which   such   former   QAT   Shareholder   is   entitled   to   receive   pursuant   to

subsection  3.1(b)  and  each  such  certificate  will  bear  a  legend  denoting  one  of  the  restricted periods noted in Section 4.1.

ARTICLE 5

DISSENTING SHAREHOLDERS

5.1

Holders  of  QAT  Shares  may  exercise  a  right  of  dissent  in  connection  with  the  Arrangement  in

accordance   with   the   Dissent   Procedures   provided   that,   notwithstanding   the   provisions   of

subsection  185(6)  of  the  OBCA,  the  written  objection  to  the  special  resolution  to  approve  the

Arrangement  contemplated  by  subsection  185(6)  of  the  OBCA  is  received  by  QAT  not  later  than

5:00  p.m.   (Toronto  time)  on  the  Business  Day  immediately  prior  to  the  date  of  the  QAT  Meeting and provided further that holders who exercise such right of dissent and who:

(a)

are  ultimately  entitled  to  be  paid  fair  value  for  their  QAT  Shares,  which  fair  value,

notwithstanding  anything  to  the  contrary  contained  in  Section  185  of  the  OBCA,  shall  be determined  as  of  the  Effective  Time,  shall  be  deemed  to  have  transferred  such  QAT

Shares to QAT for cancellation at the Effective Time, effective immediately before the first transaction provided for in Section 3.1; or

(b)

are  ultimately not  entitled,  for  any reason,  to  be  paid  fair  value  for  their  QAT  Shares  shall be  deemed  to  have  participated  in  the  Arrangement  on  the  basis  set  forth  in  Section  3.1 hereof;

but  further  provided  that  in  no  case  shall  MOBI,  Amalco  the  Depositary  or  any  other  person  be required to recognize Dissenting Shareholders as holders  of  QAT  Shares after the Effective Time and  the  names  of  such  Dissenting  Shareholders  (or  the  names  of  the  applicable  registered holders holding on behalf  of such  Dissenting Shareholders) shall, in respect of  such QAT Shares,

be deleted from  the register of holders of QAT Shares at the Effective Time, effective immediately before the first transaction provided for in Section 3.1.

ARTICLE 6

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

6.1

From  and  after  the  Effective  Time,  certificates  formerly  representing  QAT  Shares  acquired  by

Purchaser  under  the  Arrangement  shall  represent  only  the  right  to  receive  the  consideration  to

which   the   holders   are   entitled   under   the   Arrangement,   or   as   to   those   held   by   Dissenting

Shareholders,  other  than  those  Dissenting  Shareholders  deemed  to  have  participated  in  the

Arrangement  pursuant  to  Section  5.1,  to  receive  the  fair  value  of  the  QAT  Shares  represented  by such certificates.

6.2

Purchaser  shall,  as  soon  as  practicable  following  the  later  of  the  Effective  Date  and  the  date  of deposit  by  a  former  holder  of  QAT  Shares  acquired  by  Purchaser  under  the  Arrangement  of  a duly completed Letter of Transmittal and the certificate(s) representing such QAT Shares, either:

(a)

forward  or  cause  to  be  forwarded  by  first  class  mail  (postage  prepaid)  to  such  former holder at the address specified in the Letter of Transmittal; or

(b)

if  requested  by  such  holder  in  the  Letter  of  Transmittal,  make  available  or  cause  to  be made available at the Depositary for pickup by such holder,

the  certificates  representing  in  the  aggregate  the  number  of  Purchaser  Shares  issued  to  such holder under the Arrangement.

6.3

If   any   certificate   which   immediately   prior   to   the   Effective   Time   represented   an   interest   in

outstanding  QAT  Shares  that  were  exchanged  pursuant  to  Section  3.1  has  been  lost,  stolen  or destroyed,  upon  the  making  of  an  affidavit  of  that  fact  by  the  person  claiming  such  certificate  to have  been  lost,  stolen  or  destroyed,  the  Depositary  will  issue  and  deliver  in  exchange  for  such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the

Arrangement  as  determined  in  accordance  with  the  Arrangement.  The  person  who  is  entitled  to receive  such  consideration  shall  as  a  condition  precedent  to  the  receipt  thereof  give  a  bond satisfactory  to  Purchaser  and  its  transfer  agent  in  such  form  as  is  satisfactory  to  Purchaser  and such  transfer  agent  or  otherwise  indemnify  Purchaser,  Purchaser  and  the  transfer  agent,  to  the reasonable  satisfaction  of  such  parties,  against  any claim  that  may be  made  against  any  of  them with respect to the certificate alleged to have been lost, stolen or destroyed.

6.4

Any  certificate  formerly  representing  QAT  Shares  that  is  not  deposited  with  all  other  documents as  required  by  this  Plan  of  Arrangement  on  or  before  the  fifth  anniversary  of  the  Effective  Date shall  cease  to  represent  a  right  or  claim  of  any  kind  or  nature  and  the  right  of  the  holder  of  such

QAT Shares to receive the certificates representing Purchaser Shares and shall be deemed to be surrendered to Purchaser.

6.5

No  certificates  representing  fractional  Purchaser  Shares  shall  be  issued  upon  the  exchange  of the QAT Shares for Purchaser Shares.  In lieu of any fractional Purchaser Share,  each registered

QAT  Shareholder  otherwise  entitled  to  a  fractional  interest  in  a  Purchaser  Share  will  receive  the

nearest  whole  number  of  Purchaser  Shares.   For  greater  certainty,  where  such  fractional  interest is  greater  than  or  equal  to  0.5,  the  number  of  Purchaser  Shares  to  be  issued  will  be  rounded  up to  the  nearest  whole  number  of  Purchaser  Shares  and  where  such  fractional  interest  is  less  than

0.5,  the  number  of  Purchaser  Shares  to  be  issued  will  be  rounded  down  to  the  nearest  whole number of Purchaser Shares.

ARTICLE 7

AMENDMENTS

7.1

QAT,  Newco  and  Purchaser  may  amend,  modify  and/or  supplement  this  Plan  of  Arrangement  at any  time  and  from  time  to  time  prior  to  the  Effective  Time,  provided  that  each  such  amendment,

modification  and/or  supplement  must  be  (i)  set  out  in  writing,  (ii)  approved  by  QAT,  Newco  and

Purchaser,  (iii)  filed  with  the  Court  and,  if  made  following  the  QAT  Meeting,  approved  by  the

Court, and (iv) communicated to holders of QAT Shares, if and as required by the Court.

7.2

Any amendment  of,  or modification  or  supplement  to,  this  Plan  of  Arrangement may be  proposed by  QAT,  Newco  or  Purchaser  at  any  time  prior  to  or  at  the  QAT  Meeting  (provided  that  the  other parties shall have consented thereto) with or without any other prior notice or communication, and if  so  proposed  and  accepted  by  the  persons  voting  at  the  QAT  Meeting  (other  than  as  may  be required under the Interim Order), shall become part of this  Plan of Arrangement for all purposes.

7.3

Any  amendment  of,  or  modification  or  supplement  to,  this  Plan  of  Arrangement  that  is  approved by  the  Court  following  the  QAT  Meeting  shall  be  effective  only  if  it  is  consented  to  by  each  of

QAT,  Newco  and  Purchaser  and,  if  required  by  the  Court,  by  QAT  Shareholders  voting  in  the manner directed by the Court.

7.4

Any  amendment  of,  or  modification  or  supplement  to,  this  Plan  of  Arrangement  may  be  made following  the  Effective  Time  unilaterally  by  Amalco,  provided  that  it  concerns  a  matter  which,  in the  reasonable  opinion  of  Amalco,  is  of  an  administrative  nature  required  to  better  give  effect  to the  implementation  of  this  Plan  of  Arrangement  and  is  not  adverse  to  the  financial  or  economic interests of Amalco or any former holder of QAT Shares.

SCHEDULE "B"

QUANTITATIVE ALPHA TRADING INC.

SUPPORT AGREEMENT FOR DIRECTORS AND OFFICERS

THIS AGREEMENT is dated as of August 20, 2012.

BETWEEN:

THE  PERSON  SET  FORTH  ON  THE  SIGNATURE  PAGE  OF  THIS

AGREEMENT AS SHAREHOLDER

(the "Shareholder")

AND

MOBILE  INTEGRATED  SYSTEMS,  INC.,  a  corporation  existing  under the laws of Nevada

("MOBI")

WHEREAS  Quantitative  Alpha  Trading  Inc.  ("QAT"),  MOBI  and  2338584  Ontario  Inc.  ("Newco")

have  entered  into  an  agreement  dated  August  20,  2012  (the  "Arrangement  Agreement")  providing  for  a plan  of  arrangement  under  the  Business  Corporations  Act  (Ontario)  (the  "OBCA"),  pursuant  to  which,

among  other  things,  MOBI  will  acquire  all  of  the  issued  and  outstanding  shares  of  QAT  and  QAT  and

Newco will amalgamate and continue as one corporation (the "Arrangement");

AND  WHEREAS  as  of  the  date  hereof,  the  Shareholder  is  the  beneficial  owner  of  the  number  of common  shares  in  the  capital  of  QAT  (the  "QAT  Shares")  set  forth  on  the  signature  page  of  this

Agreement;

AND   WHEREAS   any  shares   of   QAT   purchased   or   as   to   which   the   Shareholder   acquires

beneficial  ownership  after  the  execution  of  this  Agreement,  including,  without  limitation,  any  shares  of

QAT acquired by the Shareholder as a consequence of the exercise of any stock options or conversion of any  other  securities  or  compensation  arrangement  of  QAT  prior  to  the  Effective  Time  are  referred  to  in this Agreement as the "New QAT Shares";

AND  WHEREAS  MOBI  has  requested  that  the  Shareholder  enter  into  this  Agreement  with respect to the QAT Shares and any New QAT Shares;

AND  WHEREAS  this  Agreement  sets  out  the  terms  and  conditions  of  the  agreement  of  the

Shareholder to support the Arrangement and to vote the QAT Shares and any New QAT Shares in favour of the Arrangement;

NOW  THEREFORE  THIS  AGREEMENT  WITNESSES  that  in  consideration  of  the  sum  of  $1.00 paid  by  each  of  the  parties  hereto  to  the  other,  and  other  good  and  valuable  consideration,  the  receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

1.

Representations of the Shareholder.  The Shareholder represents that, as of the date hereof:

(a)

it  is  the  legal  and/or  beneficial  owner  of,  or  exercises  control  or  direction  over,  the  QAT

Shares, free and clear of all claims, liens, charges, encumbrances  and security interests;

(b)

it  has  full  power  and  authority  to  make,  enter  into  and  carry  out  the  terms  of  this

Agreement,  and  this  Agreement  is  a  valid  and  binding  agreement,  enforceable  against the  Shareholder  in  accordance  with  its  terms,  and  the  consummation  by  the  Shareholder of the transaction contemplated hereby will not constitute a material violation or breach of or default  under, or  conflict  with,  any contract,  commitment, agreement, understanding  or arrangement  of  any  kind  to  which  the  Shareholder  will  be  a  party  and  by  which  the

Shareholder will be bound at the time of such consummation; and

(c)

other  than  in  respect  of  the  Deed  of  Settlement  and  Declaration  of  Trust  dated  effective

February  28,  2011  between  Alpha  Voting  Trust  and  certain  shareholders  of   QAT,  if

applicable,  and  other  than  in  respect  of  this  Agreement,  the  QAT  Shares  are  not  subject to any voting agreement or adverse claim.

2.

Agreement  to  Vote  QAT  Shares.   From  the  date  hereof  until  this  Agreement  is  terminated  in accordance  with  its  terms,  the  Shareholder  hereby  agrees  that,  except  for  all  such  actions  which are  permitted  pursuant  to  Section  3  hereof,  at  any  meeting  of  the  holders  of  QAT  Shares,

however  called,  the  Shareholder  shall  (or  cause  the  holder  of  record  to,  if  the  Shareholder  is  the beneficial owner but not the holder of record of the QAT Shares):

(a)

vote  all  of  the  QAT  Shares,  including  the  New  QAT  Shares,  if  any,  acquired  by  the

Shareholder  prior  to  such  action,  in  favour  of  the  Arrangement  and  any  actions  required in furtherance of the actions contemplated thereby; and

(b)

vote  all  of  the  QAT  Shares,  including  the  New  QAT  Shares,  if  any,  acquired  by  the

Shareholder  prior  to  such  action,  to  oppose  any  proposed  action  by  QAT  or  any  other party  the  result  of  which  could  be  reasonably  expected  to  impede,  interfere  with  or  delay the completion of the Arrangement.

3.

No Limit on Fiduciary Duty.  Nothing contained in this Agreement will:

(a)

restrict,  limit  or  prohibit  the  Shareholder  from  exercising  (in  his  capacity  as  a  director  or officer) his fiduciary duties to QAT under applicable law; or

(b)

require  the  Shareholder,  in  his  capacity  as  an  officer  of  QAT,  if  applicable,  to  take  any action  in  contravention  of,  or  omit  to  take  any  action  pursuant  to,  or  otherwise  take  or refrain  from  taking  any  actions  which  are  inconsistent  with,  instructions  or  directions  of

QAT's board of directors undertaken in the exercise of their fiduciary duties,

provided  that  such  action  is  not  in  contravention  of  QAT's  covenants  regarding  non  solicitation contained  in  the  Arrangement  Agreement  and  provided  that  nothing  in  this  Section  3  will  be

deemed   to   relieve   the   Shareholder   from   his   obligations   under   any   other   provision   of   this

Agreement other than  Sections 2 and  6 hereof  as they relate to  actions taken by the Shareholder solely in his capacity as a director or officer of QAT.

4.

Control over Corporation or Trust.   If any of the QAT Shares, including the New QAT Shares, if any,  are  held through a  corporation  or trust over  which  the  Shareholder has control,  as defined  in the  OBCA  (either  alone  or  in  conjunction  with  any  other  person)  ("Control"),  the  Shareholder shall act, vote and exercise its power and authority to ensure that this Agreement is complied with by such corporation or trust.

5.

No   Voting   Trusts.     The   Shareholder   will   not,   and   will   not   permit   any   entity   under   the

Shareholder's  Control  to,  deposit  any  of  the  QAT  Shares  or  New  QAT  Shares,  if  any,  in  a  voting trust  or  subject  any  of  the  QAT  Shares  or  New  QAT  Shares,  if  any,  to  any  arrangement  or agreement  with  respect  to  the  voting  of  such  shares,  other  than  agreements  entered  into  with

MOBI.

6.

No  Proxy  Solicitations.    The  Shareholder  will  not,  and  will  not  permit  any  entity  under  the

Shareholder's Control to:

(a)

solicit  proxies  or  become  a participant  in  a  solicitation  in  opposition  to  or  competition  with

MOBI in connection with the Arrangement;

(b)

solicit,  initiate  or  encourage  inquiries,  submissions,  proposals  or  offers  from  any  other person  relating  to,  or  participate  in  any  negotiations  regarding,  or  furnish  to  any  other person  any  information  with  respect  to,  or  otherwise  cooperate  in  any  way  with  or  assist

or  participate   in  or  facilitate  or  encourage   any  effort  or  attempt  with  respect  to  an

Acquisition  Proposal  (as  defined  in  the  Arrangement  Agreement),  subject  to  Section  3 hereof and except as otherwise permitted under the Arrangement Agreement;

(c)

assist  any  person,  entity  or  group  in  taking  or  planning  any  action  that  would  compete with, restrain or otherwise serve to interfere with or inhibit the Arrangement; or

(d)

act  jointly  or  in  concert  with  others  with  respect  to  voting  securities  of  QAT  for  the purpose of opposing or competing with MOBI in connection with the Arrangement.

7.

Transfer and Encumbrance.   MOBI and the  Shareholder agree that except  with  the prior  written consent of MOBI, the Shareholder shall not be permitted to transfer, sell or offer to transfer or sell or  otherwise  dispose  of  or  encumber  any of  the  QAT  Shares  or  New  QAT  Shares,  if  any,  prior  to the  earlier  of  the  Effective  Time  (as  defined  in  the  Arrangement  Agreement)  and  the  termination of this Agreement.

8.

Covenants, Representations and Warranties of MOBI.   MOBI  covenants to comply with all the

terms of  the Arrangement  Agreement.   MOBI represents and  warrants that  it is duly authorized to

execute  and   deliver  this   Agreement  and  this  Agreement  is  a  valid  and   binding  agreement

enforceable  by  the  Shareholder  in  accordance  with  its  terms,  subject  to  the  usual  exceptions  as to  bankruptcy,  insolvency,  reorganization,  moratorium  and  other  laws  relating  to  or  affecting

creditors' rights generally and the  availability of  equitable remedies.   MOBI further represents and

warrants  that  the  execution  and  delivery  of  this  Agreement  and  the  fulfilment  of  the  terms  hereof by  MOBI  does  not  and  will  not  result  in  a  breach  of  any  agreement  or  instrument  to  which  it  is  a party or by which it is contractually bound.

9.

Termination.   Unless otherwise provided for herein, this Agreement shall terminate on the earlier of:

(a)

immediately upon MOBI providing written notice of termination to the Shareholder;

(b)

the Effective Time; and

(c)

the  date  on  which  the  Arrangement  Agreement  is  terminated  in  accordance  with  its terms.

10.

Specific  Performance.   The  Shareholder  acknowledges  that  it  will  be  impossible  to  measure  in money  the  damage  to  MOBI  if  the  Shareholder  fails  to  comply  with  any  of  its  obligations  under this  Agreement,  that  every  such  obligation  is  material  and  that,  in  the  event  of  any  such  failure,

MOBI  will  not  have  an  adequate  remedy  at  law  or  in  damages,  and  accordingly,  the  Shareholder agrees  that  the  issuance  of  an  injunction  or  other  equitable  remedy  is  the  appropriate  remedy for any such failure.

11.

Successors  and  Assigns.    This  Agreement  and  all  obligations  of  the  Shareholder  hereunder shall  be  binding  upon  and  shall  enure  to  the  benefit  of  the  parties  hereto  and  their  respective successors and assigns.

12.

Entire  Agreement.   This Agreement supersedes  all prior agreements between the parties hereto with  respect  to  the  subject  matter  hereof  and  contains  the  entire  agreement  among  the  parties with respect to the subject matter hereof.  This Agreement may not be modified or waived, except

expressly  by  an  instrument  in  writing  signed  by  all  the  parties  hereto.   No  waiver  of  any  provision

hereof  by  any  party  shall  be  deemed  a  waiver  by  any  other  party  nor  shall  any  such  waiver  be deemed a continuing wavier of any matter by such party.

13.

Notice.   Any notice or other communication required or contemplated under this Agreement to be given by one party to the other shall be delivered, telecopied or mailed by prepaid  registered post to the party to receive same at the undernoted address, namely:

if to the Shareholder at the address set forth on the signature page of this Agreement; and

if to MOBI:

Mobile Integrated Systems, Inc.

25 Adelaide Street East, Suite 502

Toronto, ON  M5C 3A1

Attention: Murray P.J.B. Simser, President and Chief Executive Officer

Facsimile: (416) 479-0851

Any  notice  delivered  or  telecopied  shall  be  deemed  to  have  been  given  and  received  on  the

business  day  next  following  the  date  of  delivery  or  telecopying,  as  the  case  may  be.   Any  notice

mailed  as  aforesaid  shall  be  deemed  to  have  been  given  and  received  on  the  third  business  day following  the  date  it  is  posted,  provided  that  if  between  the  time  of  mailing  and  actual  receipt  of the  notice  there  shall  be  a  mail  strike,  slow-down  or  other  labour  dispute  which  might  affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

14.

Further  Assurances.    Each  of  the  parties  hereto  agrees  to  execute  such  further  and  other deeds,  documents  and  assurances  and  do  such  further  and  other  acts  as  may  be  necessary  to carry out the true intent and meaning of this Agreement fully and effectually.

15.

Severability.   Each  of  the  covenants,  provisions,  sections,  subsections  and  other  subdivisions hereof is severable from  every other covenant, provision, section, subsection and subdivision and the  invalidity  or  unenforceability  of  any  one  or  more  covenants,  provisions,  sections,  subsections and  other  subdivisions  hereof  shall  not  affect  the  validity  or  enforceability  of  the  remaining covenants, provisions, sections, subsections or subdivisions hereof.

16.

Expenses.     The   parties   hereto   agree   to   pay   their   own   respective   expenses   incurred   in

connection  with  this  Agreement.    This  section  shall  survive  the  termination  of  this  Agreement pursuant to Section 10.

17.

Disclosure.

(a)

Prior  to  the  first  public  disclosure  of  the  existence  and  terms  and  conditions  of  this

Agreement  by  MOBI  or  QAT,  the  Shareholder  shall  not  disclose  the  existence  of  this

Agreement  or  any  details  hereof  or  the  possibility  of  the  Arrangement  being  effected  or any  terms  or  conditions  or  other  information  concerning  the  Arrangement  to  any  person other  than  the  Shareholder's  advisors,  provided  that  the  Shareholder's  advisors  shall  be required  to  comply  with  the  foregoing  disclosure  obligations  and  the  Shareholder  agrees

to   be   responsible   for   any   breach   of   such   disclosure   obligations   by   any   of   the

Shareholder's advisors.

(b)

The  parties  hereby  consent  to  the  disclosure  of  the  substance  of  this  Agreement  in  any press  release  required  by  applicable  laws  and  in  any  circular  relating  to  the  meeting  to approve  the  Arrangement  Resolution  (as  defined  in  the  Arrangement  Agreement)  or  the share  issuance  and  to  the  filing  of  this  Agreement  as  may  be  required  pursuant  to applicable laws.

18.

Miscellaneous.

(a)

This Agreement shall be construed in accordance with the laws of Ontario and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)

This Agreement may be executed in one or more counterparts and delivered by facsimile,

each  of  which  shall  be  deemed  to  be  an  original  but  all  of  which  together  shall  constitute one and the same instrument.

(c)

All  section  headings  herein  are  for  convenience  of  reference  only  and  are  not  part  of  this

Agreement and no construction or interference shall be derived there from.

(d)

References  to  "he"  and  "they"  shall  be  interpreted  to  include  "her",  "it"  and  other  gender variations thereof.

IN  WITNESS  WHEREOF,  the  parties  have  executed  and  delivered  this  Agreement  as  of  the  date  first above written.

(Signature of Shareholder)

(Signature of Witness)

(Print Name of Shareholder)

______________________  QAT Shares

Address of Shareholder:

MOBILE INTEGRATED SYSTEMS, INC.

Per: